   As filed with the Securities and Exchange Commission on November 15, 1999
                                                  Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM F-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        SHIRE PHARMACEUTICALS GROUP plc
             (Exact name of Registrant as specified in its charter)
         England and Wales            2834              Not Applicable
  (State or other jurisdiction of
   incorporation or organization)
            (Primary Standard Industrial Classification Code Number)
                                               (I.R.S. Employer Identification
                                                             No.)
             East Anton                          William A. Nuerge
              Andover                           Shire Richwood Inc.
         Hampshire SP10 5RG                   7900 Tanners Gate Drive
              ENGLAND                        Florence, Kentucky 41042
         (44)1-264-333-455                        (606) 282-2100
 (Address, including zip code, and    (Name, address, including zip code, and
         telephone number,                       telephone number,
      including area code, of       including area code, of agent for service)
  Registrant's principal executive
              offices)
                                   Copies to:
       John P. Mitchell, Esq.                 Lawrence Lederman, Esq.
      Cahill Gordon & Reindel           Milbank, Tweed, Hadley & McCloy LLP
           80 Pine Street                     1 Chase Manhattan Plaza
      New York, New York 10005               New York, New York 10005
           (212) 701-3000                         (212) 530-5000

  Approximate date of commencement of proposed sale to public: As promptly as practicable after this Registration Statement becomes effective and the conditions to consummation of the merger described herein have been satisfied or waived.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                         Proposed          Proposed
                                        Amount            maximum           maximum          Amount of
     Title of each class of              to be        offering price       aggregate       registration
   securities to be registered       registered(2)       per share     offering price(3)      fee (4)
-------------------------------------------------------------------------------------------------------
Ordinary shares, nominal
 value 5p each(1)................     45,060,330      Not applicable   $1,157,130,403.63    $321,682.25
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

(1) American Depositary Shares ("Shire ADSs"), evidenced by American Depositary Receipts, issuable upon deposit of ordinary shares, nominal value 5p each, of Shire Pharmaceuticals Group plc ("Shire") will be registered on a separate registration statement on Form F-6. Each Shire ADS represents three ordinary shares.
(2) Based on the product of (i) 35,197,883, the maximum number of shares of common stock, $.01 par value per share ("Roberts Common Stock"), of Roberts Pharmaceutical Corporation ("Roberts") that would be outstanding immediately prior to the merger of Roberts and a subsidiary of Shire, assuming the exercise of all underlying Roberts options (whether or not currently exercisable), and (ii) a conversion ratio of 1.2802 ordinary shares for each share of Roberts Common Stock.
(3) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, and computed pursuant to Rules 457(f)(1) and 457(c) thereunder based on $32.875, the average of the high and low sale prices of shares of Roberts Common Stock on November 9, 1999 as reported on the American Stock Exchange, and 35,197,883, the maximum number of shares of Roberts Common Stock to be exchanged in the merger.
(4) In accordance with Rule 457(b) of the Securities Act of 1933, the amount of the registration fee includes $185,228.86, which is the amount paid to the Securities and Exchange Commission on September 3, 1999 in connection with the confidential filing of the preliminary Prospectus-Proxy Statement included as part of this registration statement.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       ROBERTS PHARMACEUTICAL CORPORATION
                               Meridian Center II
                             4 Industrial Way West
                          Eatontown, New Jersey 07724

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON          , 1999

                               ----------------

To the Shareholders of
Roberts Pharmaceutical Corporation:

   A special meeting of shareholders of Roberts Pharmaceutical Corporation will
be held on        , 1999, at our offices at Meridian Center II, 4 Industrial
Way West, Eatontown, New Jersey 07724, at 10:00 a.m., local time, for the following purposes:

  . To consider and vote on a proposal to approve an agreement and plan of merger among Roberts, Shire Pharmaceuticals Group plc and Ruby Acquisition Sub Inc., a newly formed subsidiary of Shire. In the merger Ruby Acquisition Sub will be merged with and into Roberts, with Roberts continuing as a subsidiary of Shire; and

  . To consider and vote on such other matters as may properly be presented incident to the conduct of the special meeting.

   The accompanying Prospectus-Proxy Statement contains information regarding the business to be considered at the special meeting. A copy of the merger agreement is attached as Annex A to the Prospectus-Proxy Statement.

   The board of directors of Roberts by a unanimous vote has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of Roberts and its shareholders, and has adopted the merger agreement. The board of directors of Roberts recommends that you vote in favor of the proposal to approve the merger agreement.

   Holders of Roberts common stock of record at the close of business on October 27, 1999, the record date established by the board of directors of Roberts in connection with the special meeting, are entitled to notice of, and to vote at, the special meeting. Under New Jersey law, holders of Roberts common stock are not entitled to dissenters' rights in connection with the merger.

   YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE MEETING, HOWEVER, YOU ARE URGED TO SIGN AND DATE THE ACCOMPANYING PROXY AND MAIL IT AT ONCE IN THE ENCLOSED ENVELOPE. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED.

                                          By Order of the Board of Directors,

                                          Anthony A. Rascio
                                          Vice President and Secretary

Eatontown, New Jersey
    , 1999

                 Subject to Completion. Dated November  , 1999.

      Shire Pharmaceuticals Group plc  Roberts Pharmaceutical Corporation

   This Prospectus-Proxy Statement is being furnished in connection with the solicitation of proxies by the board of directors of Roberts Pharmaceutical Corporation, a New Jersey corporation, for use at a special meeting.

   Roberts' board of directors has unanimously approved a merger agreement between Roberts and Shire Pharmaceuticals Group plc. At the special meeting, the Roberts shareholders will be asked to consider and vote on a proposal to approve and adopt the merger agreement. Each share of Roberts common stock will be converted into the right to receive between approximately 1.0427 and approximately 1.2802 American depositary shares of Shire or between 3.1280 and
3.8407 ordinary shares of Shire. You will receive American depositary shares unless you elect to receive ordinary shares. Each American depositary share represents three Shire ordinary shares.

   Roberts common stock is listed and traded on the American Stock Exchange under the symbol "RPC." The Shire ordinary shares are listed and traded on the London Stock Exchange Limited under the symbol "SHP.L." The Shire American depositary shares are listed and traded on the Nasdaq National Market under the symbol "SHPGY." On July 23, 1999, the last business day before public announcement of the merger agreement, the last reported per share price of Roberts common stock on the American Stock Exchange, the closing middle market quotation for the ordinary shares on the Daily Official List of the London Stock Exchange and the last reported per share price of the American depositary shares as reported on the Nasdaq National Market were $25.00, 565p and $27.00,
respectively, and on     , 1999, such per share prices were $   ,    p and
$   , respectively.

   Roberts shareholders are urged to read and carefully consider the information contained in this Prospectus-Proxy Statement. Any shareholder of Roberts who gives a proxy may revoke it at any time prior to its use.

   See "Risk Factors" beginning on page 31 of this Prospectus-Proxy Statement for a discussion of certain matters Roberts shareholders should consider before voting for or against the approval and adoption of the merger agreement.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus-Proxy Statement. Any representation to the contrary is a criminal offense.

   The date of this Prospectus-Proxy Statement is     , 1999 and it is first
being mailed to shareholders on or about this date.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL
 SECURITIES LAWS.........................................................    1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE........................    1
QUESTIONS AND ANSWERS ABOUT THE SHIRE/ROBERTS MERGER.....................    2
SUMMARY..................................................................    4
General..................................................................    4
The Companies............................................................    4
The Special Meeting......................................................    5
  Record Date; Shares Entitled to Vote...................................    5
  Required Vote..........................................................    5
  Revocability of Proxies................................................    5
The Merger and the Merger Agreement......................................    5
  What You Will Receive in the Merger....................................    5
  Benefits of the Merger.................................................    7
  Recommendation of the Roberts Board of Directors.......................    7
  Roberts' Reasons for the Merger........................................    7
  Opinion of Roberts' Financial Advisor..................................    8
  Interests in the Merger of Persons Affiliated with Roberts.............    8
  Anticipated Accounting Treatment.......................................    8
  Certain U.S. Federal Income Tax Consequences...........................    9
  Dissenters' Rights.....................................................    9
  Conditions to the Merger...............................................    9
  Effective Time of the Merger...........................................    9
  Termination of the Merger Agreement....................................    9
  The Option Agreement...................................................   10
  Governmental and Regulatory Matters....................................   10
  Comparative Rights of Shareholders.....................................   11
Adoption of U.S. GAAP for Reporting Purposes.............................   11
Summary Historical Consolidated Financial Data of Shire..................   15
Summary Historical Consolidated Financial Data of Roberts................   17
Summary Unaudited Pro Forma Combined Financial Data......................   19
Unaudited Pro Forma Combined Condensed Income Statement Nine Months Ended
 September 30, 1999......................................................   20
Unaudited Pro Forma Combined Condensed Income Statement Year Ended
 December 31, 1998.......................................................   21
Unaudited Pro Forma Combined Condensed Income Statement Six Months Ended
 December 31, 1997.......................................................   22
Unaudited Pro Forma Combined Condensed Income Statement Year Ended June
 30, 1997................................................................   23
Unaudited Pro Forma Combined Condensed Income Statement Year Ended June
 30, 1996................................................................   24
Unaudited Pro Forma Combined Condensed Balance Sheet As of September 30,
 1999....................................................................   25
  Notes..................................................................   26

                                                                           Page
                                                                           ----
Comparative Per Share Data................................................  28
  Notes...................................................................  29
Comparative Market Price Information......................................  30
Dividend Policy...........................................................  30
RISK FACTORS..............................................................  31
  The following are risks that relate to the merger.......................  31
  The following are risks that relate to the operations of both Roberts and Shire..............................................................  32
  The following are risks that relate to Shire and will relate to the com-
   bined company
   after the merger.......................................................  38
WHERE YOU CAN FIND MORE INFORMATION.......................................  40
CURRENCIES AND EXCHANGE RATES.............................................  41
SHIRE AFTER THE MERGER....................................................  42
  Overview................................................................  42
  Strategy and Approach...................................................  42
  Sales and Marketing.....................................................  43
  Combined Marketed Products..............................................  43
  Products Under Development..............................................  43
  Drug Delivery Technologies..............................................  44
THE SPECIAL MEETING.......................................................  45
  Date, Time, Place and Purpose...........................................  45
  Matters to Be Considered at the Special Meeting.........................  45
  Record Date; Voting Rights; Voting at the Meeting.......................  45
  Voting of Proxies.......................................................  45
THE MERGER................................................................  47
  Background of the Merger................................................  47
  Roberts' Reasons for the Merger; Recommendation of the Roberts Board of
   Directors..............................................................  49
  Shire's Reasons for the Merger..........................................  51
  Opinion of Financial Advisor to Roberts.................................  52
  Interests in the Merger of Persons Affiliated with Roberts..............  60
  Dissenters' Rights......................................................  62
  Other Effects of the Merger.............................................  62
  Governmental Regulation.................................................  63
  Anticipated Accounting Treatment and Effects............................  63
DESCRIPTION OF INDEBTEDNESS...............................................  64
THE MERGER AGREEMENT......................................................  65
  General; Effective Time and Effects of the Merger.......................  65
  Directors of Shire Immediately Following the Merger.....................  65
  Conversion of Roberts Shares............................................  65
  The Exchange Ratio......................................................  67
  Average Closing Price, Exchange Ratio and Equivalent Value..............  67
  No Fractional ADSs or Ordinary Shares...................................  68
  Exchange of Share Certificates..........................................  68
  Treatment of Roberts Stock Options......................................  68
  Employee Benefits and Options...........................................  69
  Indemnification and Insurance...........................................  69
  Representations and Warranties..........................................  69

                                                                           Page
                                                                           ----
  Conduct of Business Pending Merger......................................  69
  No Solicitation.........................................................  70
  Conditions to Consummation of the Merger................................  70
  Termination; Effect of Termination......................................  72
  Amendment...............................................................  74
  Waivers.................................................................  74
THE SHAREHOLDER AGREEMENTS................................................  75
  Shire Shareholder Agreements............................................  75
  Roberts Shareholder Agreements..........................................  75
THE OPTION AGREEMENT......................................................  75
  General.................................................................  75
  Notice of Exercise......................................................  76
  Limitation on Total Profit..............................................  76
MATERIAL TAX CONSEQUENCES.................................................  78
  General.................................................................  78
  United States Tax Consequences of the Merger to U.S. Persons That Bene-
   ficially Own
   Shares of Roberts Common Stock.........................................  79
  United States Tax Consequences of the Ownership of Ordinary Shares and
   ADSs to U.S.
   Persons that Beneficially Own Shares of Roberts Common Stock...........  80
  United Kingdom Tax Consequences of the Ownership of Ordinary Shares and
   ADSs to U.S.
   Persons That Beneficially Own Shares of Roberts Common Stock...........  81
DESCRIPTION OF SHIRE SHARE CAPITAL........................................  84
  General.................................................................  84
  Share Capital...........................................................  84
  Dividends...............................................................  85
  Rights in a Winding-Up..................................................  85
  Shareholder Meetings....................................................  86
  Voting Rights...........................................................  86
  Authorization to Issue Shares; Preemptive Rights........................  87
  Variation of Rights.....................................................  87
  Alteration of Capital...................................................  87
  Disclosure of Interests.................................................  88
  Share Acquisitions......................................................  89
  Transfer of Shares......................................................  89
  Other Shares Information................................................  90
DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND AMERICAN
 DEPOSITARY RECEIPTS......................................................  91
  American Depositary Shares and American Depositary Receipts.............  91
  Share Dividends and Other Distributions.................................  91
  Deposit, Withdrawal and Cancellation....................................  92
  Voting Rights...........................................................  93
  Fees and Expenses.......................................................  93
  Payment of Taxes........................................................  94
  Reclassifications, Recapitalizations and Mergers........................  94
  Amendment and Termination...............................................  94
  Limitations on Obligations and Liability to ADR Holders.................  95
  Requirements for Depositary Actions.....................................  95
  Pre-release of ADSs.....................................................  96
  The Depositary..........................................................  96

                                                                            Page
                                                                            ----
COMPARATIVE RIGHTS OF ROBERTS SHAREHOLDERS AND SHIRE SHAREHOLDERS..........  97
  Authorized Capital Stock.................................................  97
  Shareholder Voting Rights................................................  97
  Special Meetings of Shareholders.........................................  97
  Consent of Shareholders in Lieu of Meeting...............................  98
  Rights of Inspection.....................................................  98
  Amendment of Governing Instruments.......................................  99
  Certain Provisions Relating to Share Acquisition.........................  99
  Shareholder Rights Plan.................................................. 100
  Dissenters' Rights....................................................... 100
  Disclosure of Interests.................................................. 100
  Sources and Payment of Dividends......................................... 101
  Classification of the Board of Directors................................. 101
  Removal of Directors..................................................... 102
  Vacancies on the Board of Directors...................................... 102
  Shareholders' Suits...................................................... 103
  Indemnification; Liability of Directors.................................. 103
  Preemptive Rights........................................................ 103
  Rights of Purchase and Redemption........................................ 104
CERTAIN LEGAL MATTERS...................................................... 105
EXPERTS.................................................................... 105
Annex A--Agreement and Plan of Merger .....................................
Annex B--Opinion of PaineWebber Incorporated ..............................
Annex C--Opinion of Bear, Stearns & Co. Inc. ..............................

                      ENFORCEABILITY OF CIVIL LIABILITIES
                  UNDER UNITED STATES FEDERAL SECURITIES LAWS

   Shire Pharmaceuticals Group plc is a public limited company incorporated under the laws of England and Wales. Some of Shire's directors, officers and controlling persons, as well as certain of the experts named in this Prospectus-Proxy Statement, reside outside the United States of America and all or a substantial portion of their assets and the assets of Shire are located outside the U.S. As a result, with the exception of Shire, it may be difficult for you to effect service of process within the U.S. upon these persons or to enforce judgments of courts of the U.S. against them based on civil liabilities under the U.S. federal securities laws.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The SEC allows this Prospectus-Proxy Statement to incorporate by reference important business and financial information which is not presented in this document or delivered with this document. Documents relating to this information for Roberts, excluding exhibits to those documents, unless they are specifically incorporated by reference in this document, are available without charge upon request to the Company Secretary, Roberts Pharmaceutical Corporation, Meridian Center II, 4 Industrial Way West, Eatontown, New Jersey 07724. Telephone requests may be directed to (732) 676-1200. Documents relating to this information for Shire, excluding exhibits to those documents unless they are specifically incorporated by reference in this document, are available without charge upon request to the Company Secretary, Shire Pharmaceuticals Group plc, East Anton, Andover, Hampshire SP10 5RG, England. Telephone requests may be directed to (44) 1-264-333-455. To ensure timely delivery of documents,
please make your request no later than [    ], 1999.

   The following documents filed with the SEC by Roberts (File No. 1-10432) are incorporated in this document by reference: (a) Roberts' Annual Report on Form 10-K for the year ending December 31, 1998; (b) Roberts' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999; (c) Roberts' Current Reports on Form 8-K, filed on January 19, 1999, February 2, 1999, February 9, 1999, March 10, 1999, March 18, 1999,
May 6, 1999, May 12, 1999, June 3, 1999, June 10, 1999, July 27, 1999,
September 9, 1999, and October 29, 1999; and (d) Roberts' proxy statement for its 1999 annual meeting of shareholders.

   The following documents filed with the SEC by Shire (File No. 0-29630) are incorporated in this document by reference: (a) Shire's Annual Report on Form 20-F for the year ended December 31, 1998 and (b) Shire's Reports on Form 6-K, filed on January 8, 1999, March 12, 1999, March 23, 1999, April 9, 1999,
May 12, 1999, May 17, 1999, July 6, 1999, July 27, 1999, August 30, 1999,
October 12, 1999, October 22, 1999, October 26, 1999 and October 28, 1999. This Prospectus-Proxy Statement is accompanied by a copy of Shire's Annual Report.

   Any future filings by either Roberts or Shire under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus-Proxy Statement and prior to the date of the special meeting are also incorporated in this document by reference. Any of these filings will automatically update and replace the information that appears or is incorporated in this Prospectus-Proxy Statement.

   No person is authorized to give any information or to make any representations not contained in this Prospectus-Proxy Statement or in the documents incorporated in this document by reference in connection with the solicitation and the offering made by this document. If given or made, such information or representation should not be relied upon as having been authorized by Roberts or Shire. This Prospectus-Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Prospectus-Proxy Statement, or the solicitation of a proxy from any person, in any jurisdiction in which it is unlawful to make this offer, solicitation of an offer or proxy solicitation. Neither the delivery of this Prospectus-Proxy Statement nor any distribution of the securities made under this Prospectus-Proxy Statement will, under any circumstances, create an implication that there has been no change in the affairs of Roberts or Shire since the date of this Prospectus-Proxy Statement other than any change contained in the documents incorporated in this document by reference.

              QUESTIONS AND ANSWERS ABOUT THE SHIRE/ROBERTS MERGER

Q. When do you expect the merger to be completed?

A. Roberts and Shire hope to complete the merger by [ ], 1999. For a description of the conditions to completing the merger, see "The Merger Agreement--Conditions to Consummation of the Merger."

Q. What is a Shire ADS?

A. An ADS (which stands for American depositary share) of Shire is a security created to allow shareholders to more easily hold and trade interests in Shire in the U.S. Shire is an English company which issues ordinary shares, equivalent in many respects to common stock in a U.S. company. Each ADS represents three ordinary shares. Otherwise, the ADSs are not practically different from ordinary shares and carry practically the same rights. However, only the ADSs will be traded on the NASDAQ National Market. The ordinary shares are traded on the London Stock Exchange and are quoted in pounds sterling.
  In the merger, unless you decide otherwise, you will receive ADSs. You will be given an opportunity to make your decision at the time you surrender your stock certificates. You will be able to withdraw the ordinary shares underlying your ADSs whenever you want, if you pay a fee to the financial institution which acts as a depositary for the ADSs. The fee is currently set at $5 for each 100 or fewer ADSs you convert. For a more detailed description of the ADSs, see "Description of American Depositary Receipts." For a comparison of the ordinary shares to your current Roberts shares, see "Comparative Rights of Roberts Shareholders and Shire Shareholders."

Q. If I am not going to attend the special meeting in person, should I return my proxy instead?

A. Yes. After carefully reading and considering the information contained in this Prospectus-Proxy Statement, please fill out and sign your proxy. Then return it to Roberts in the enclosed return envelope as soon as possible so that your Roberts shares may be represented at the special meeting.

Q. What if I plan to attend the special meeting in person?

A. You may request a ticket for admission to the special meeting by marking the appropriate box on the proxy enclosed with this Prospectus-Proxy Statement and returning it no later than [ ], 1999. If you hold Roberts shares through a third party, such as a broker, you should send an account statement or similar documentation of ownership to [ ] requesting a ticket.

Q. If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A. No. Your broker will not be able to vote your Roberts shares without instructions from you. You should instruct your broker how to vote your Roberts shares, following the directions provided by your broker. If you do not instruct your broker how to vote, your Roberts shares will not be voted for or against the merger.

Q. Should I send in my stock certificates now?

A. No. After the merger is completed, we will send you written instructions for exchanging your stock certificates. These instructions will also allow you to elect to receive ordinary shares instead of ADSs.

Q. What do I need to do now?

A. Just indicate on your proxy how you want to vote and mail your signed and dated proxy in the enclosed return envelope as soon as possible so that your Roberts shares may be represented at the special meeting.

                         Who Can Help Answer Questions?

        If you have more questions about the merger, you should contact:

                        Dr. Stuart Z. Levine
                        Vice President -- Corporate Communications
                        Roberts Pharmaceutical Corporation
                        Meridian Center II
                        4 Industrial Way West
                        Eatontown, New Jersey 07724
                        (732) 676-1200

                                    SUMMARY

   The following is a summary of certain information contained in this Prospectus-Proxy Statement which highlights the key aspects of the merger. To understand the merger more fully and for a more complete description of the legal terms of the merger, you are urged to read and consider carefully all of the information contained or incorporated by reference in this Prospectus-Proxy Statement and in the annexes attached to this Prospectus-Proxy Statement.

General

   This Prospectus-Proxy Statement relates to the proposed merger of Ruby Acquisition Sub with and into Roberts under the merger agreement, a copy of which is attached as Annex A to this Prospectus-Proxy Statement. In the merger, you will receive, for each Roberts share, ADSs unless you decide to receive ordinary shares. Each ADS represents three ordinary shares. You will receive no fewer than approximately 1.0427 ADSs, which is equivalent to 3.1280 ordinary shares, and no more than approximately 1.2802 ADSs, which is equivalent to
3.8407 ordinary shares, for each Roberts common share. The exchange ratio will be determined based on the average trading price of the ADSs for the fifteen consecutive trading days ending three trading days before the date the merger is consummated.

                                 The Companies

Shire Pharmaceuticals Group plc
East Anton
Andover
Hampshire SP10 5RG
ENGLAND
Telephone: (44)1-264-333-455

   Shire is a specialty pharmaceutical company focused primarily on two therapeutic areas: central nervous system disorders and metabolic/bone diseases. Shire's principal products include Adderall(R), for the treatment of Attention Deficit Hyperactivity Disorder, the Calcichew(R) range, promoted primarily as adjuncts in the treatment of osteoporosis, and Reminyl(R), which has recently completed Phase III clinical trials, for the treatment of Alzheimer's disease.

   Shire's revenues come from three sources: sales of products by its own sales and marketing operations in the U.S., the U.K. and Ireland, and to its licensees; licensing and development fees; and royalties. Shire recorded revenues (turnover) of (Pounds)80.3 million and a profit after tax of (Pounds)6.2 million for the year ended December 31, 1998, or $133.4 million and $10.3 million, respectively, based upon an exchange rate of (Pounds)0.601 for each $1.00. Shire used U.K. generally accepted accounting principles in calculating these amounts. After the transaction, the combined company will adopt U.S. generally accepted accounting principles for primary reporting purposes. See "Adoption of U.S. GAAP for Reporting Purposes."

   On October 25, 1999, Shire announced that it had acquired the German and French subsidiaries of Fuisz Technologies Limited and entered into an agreement to acquire Fuisz's Italian subsidiary. The purchase price for all three subsidiaries was $39.5 million. See "Shire After the Merger--Sales and Marketing."

Roberts Pharmaceutical Corporation
Meridian Center II
4 Industrial Way West
Eatontown, New Jersey 07724
Telephone: (732) 676-1200

   Roberts is an international pharmaceutical company which licenses, acquires, develops and commercializes post-discovery drugs in selected therapeutic categories. Roberts was founded to take advantage of the large and growing opportunity to license, acquire, develop and commercialize post-discovery drugs in selected therapeutic categories. Roberts has organized its drug development, acquisition and marketing activities to focus on late-stage development drugs in Phase II or Phase III clinical trials and currently marketed prescription pharmaceutical products which do not meet the strategic objectives or profit thresholds of larger pharmaceutical companies or are made available by government agencies and research institutions. The therapeutic categories targeted by Roberts are Cardiovascular, Gynecology/Endocrinology, Urology, Oncology, Hematology and Gastroenterology.

                              The Special Meeting

Record Date; Shares Entitled to Vote

   Only Roberts shareholders of record at the close of business on October 27, 1999 are entitled to notice of, and to vote at, the special meeting. On the record date, there were 32,046,720 shares of Roberts common stock outstanding and entitled to vote which were held by approximately 920 holders of record. Each holder of record of shares of Roberts common stock on the record date is entitled to cast one vote per Roberts share, exercisable in person or by a properly executed proxy, on each matter submitted at the special meeting. See "The Special Meeting--Record Date; Voting Rights; Voting at the Meeting."

Required Vote

   A quorum for the special meeting will be established if at least a majority of the Roberts shares are present or represented by proxy. If a quorum is established, at least two-thirds of the votes cast by the holders of shares of Roberts common stock present or represented by proxy at the special meeting must vote in favor of the merger. Brokers who hold Roberts shares as nominees will not have discretionary authority to vote such Roberts shares in the absence of instructions from their beneficial owners. Broker "non-votes" and abstentions count as present for establishing a quorum, but are neither a vote for nor against the merger.

   Yamanouchi Group Holdings Inc., the owner of 5,048,500 shares of Roberts common stock, and Robert A. Vukovich, the owner of 1,733,671 shares of Roberts common stock, have each entered into a shareholder agreement with Shire. They have each agreed to vote for the merger agreement, which means that approximately 21.3% of the outstanding shares of common stock of Roberts has already been committed to vote for the merger agreement. See "The Shareholder Agreements--Shire Shareholder Agreements."

Revocability of Proxies

   Before the vote at the special meeting, a Roberts shareholder may revoke a proxy by filing with the Secretary of Roberts a later-dated proxy relating to the same shares or a written notice of revocation bearing a date later than the date of the proxy or by attending the special meeting and voting in person. See "The Special Meeting--Voting of Proxies."

                      The Merger and the Merger Agreement

What You Will Receive in the Merger

   In the merger, each share of Roberts common stock, other than any shares owned by Shire or Roberts, will be converted into and canceled in exchange for either ordinary shares or ADSs, each representing three ordinary shares, at the option of each Roberts shareholder. For each share of Roberts common stock, Roberts shareholders will receive:

  . a fixed exchange ratio of 3.4122 ordinary shares, or 1.1374 ADSs, if the average closing price of the ADSs for the 15 consecutive trading days ending the third trading day prior to closing is greater than or equal to $23.73 and less than or equal to $29.01;

  . a floating exchange ratio between approximately 3.4122 and approximately
    3.1280 ordinary shares, or approximately 1.1374 and approximately 1.0427 ADSs, if the average closing price of the ADSs is greater than $29.01 and less than or equal to $31.65, which is equivalent to $33.00 per Roberts share;

  . a floating exchange ratio between approximately 3.8407 and approximately
   3.4122 ordinary shares, or approximately 1.2802 and approximately 1.1374 ADSs, if the average closing price of the ADSs is equal to or greater than $21.09 and less than $23.73, which is equivalent to $27.00 per Roberts share;

  .  a fixed exchange ratio of 3.8407 ordinary shares, or approximately
     1.2802 ADSs, if the average closing price of the ADSs is below $21.09;
     and

  .  a fixed exchange ratio of 3.1280 ordinary shares, or approximately
     1.0427 ADSs, if the average closing price of the ADSs is greater than $31.65.

   The following chart briefly summarizes how the exchange ratio for the merger is calculated:

   Calculated
average trading
 price per ADS                      Number of                                   Hypothetical
    (one ADS                       ADSs to be                                  value received
represents three                 issued for each                                  for each
ordinary shares)                  Roberts share                                Roberts share
----------------                 ---------------                               --------------
less than $21.09                  Approximately                                  less than
                                  1.2802                                         $27.00
                                                                                 depending
                                                                                 on the
                                                                                 ADS price


$21.09-$23.72                     27 divided by                                  $27.00
                                  the average
                                  ADS price


$23.73-$29.01                     1.1374                                         between
                                                                                 $27.00 and
                                                                                 $33.00
                                                                                 depending
                                                                                 on the
                                                                                 ADS price


$29.02-$31.65                     33 divided by                                  $33.00
                                  the average
                                  ADS price


more than $31.65                  Approximately                                  more than
                                  1.0427                                         $33.00
                                                                                 depending
                                                                                 on the
                                                                                 ADS price

   The following chart shows what a holder of 100 shares of Roberts common stock would receive in the merger at different ADS prices.

                                       Number of
                                      ADSs issued
                                       for every             Market             Fractional
Hypothetical       Exchange           100 Roberts           value of            Share Cash
 ADS Price          Ratio               Shares                ADSs             Consideration
------------       --------           -----------           --------           -------------
   20.00            1.2802              128.02              2,560.47                 .47
   21.00            1.2802              128.02              2,688.49                 .49
   22.00            1.2273              122.73              2,700.00               16.00
   23.00            1.1739              117.39              2,700.00                9.00
   24.00            1.1374              113.74              2,729.76               17.76
   25.00            1.1374              113.74              2,843.50               18.50
   26.00            1.1374              113.74              2,957.24               19.24
   27.00            1.1374              113.74              3,070.98               19.98
   28.00            1.1374              113.74              3,184.72               20.72
   29.00            1.1374              113.74              3,298.46               21.46
   30.00            1.1000              110.00              3,300.00                --
   31.00            1.0645              106.45              3,300.00               14.00
   32.00            1.0427              104.27              3,336.53                8.53
   33.00            1.0427              104.27              3,440.80                8.80
   34.00            1.0427              104.27              3,545.07                9.07
   35.00            1.0427              104.27              3,649.33                9.33

   We have more fully described how the exchange ratio works under the heading "The Merger Agreement--The Exchange Ratio."

   Based upon the 15 trading days ending prior to and including   , 1999, the
most recent practicable date prior to filing of this document, the average trading price of the ADSs is $ . Based upon this average, you would receive
ADSs (or    ordinary shares) in the merger for each Roberts share you own.
However, the actual number of ADSs (or ordinary shares) to be issued in the merger will depend on the market prices of ADSs immediately prior to the completion of the merger. Depending on the level of such prices, you may receive more or fewer ADSs or ordinary shares in the merger. We explain this risk in more detail under the heading "Risk Factors."

   Unless a holder otherwise elects, Shire will provide each Roberts shareholder with one-third of an ADS for each ordinary share the holder would be entitled to receive. The ADSs are subject to the terms and conditions of a deposit agreement. No fractional ADSs or ordinary shares will be issued. You will instead be paid cash for any fractional ADS or ordinary share to which you would otherwise be entitled based upon the trading prices of these securities on the trading day immediately following the merger. See "The Merger Agreement--Conversion of Roberts Shares" and "--No Fractional ADSs or Ordinary Shares." With respect to the treatment of options of Roberts, see "The Merger Agreement--Treatment of Roberts Stock Options."

Benefits of the Merger

   The parties believe that the merger brings together two of the fastest growing publicly traded specialty pharmaceutical companies, which share a common strategic vision. Both companies have built effective sales and marketing organizations to promote specialty products to defined customer groups. In addition, through selective in-licensing of development compounds, both companies seek to build long term shareholder value by taking these compounds through the development and registration process. The principal benefits of the merger are expected to be:

  .  Broadening of current product portfolios and areas of therapeutic focus;

  . Addition of products with significant potential that are close to reaching the market;

  .  Realization of significant operating benefits;

  . Increased critical mass in the U.S., the U.K. and Ireland and the addition of a Canadian presence to Shire's direct marketing effort;

  .  A larger base from which to build European infrastructure;

  .  Increased attractiveness to obtain product licenses from others;

  . Complementary research and development and sales and marketing infrastructures;

  .  Increased shareholder base and liquidity; and

  . Greater financial resources to pursue product and/or company acquisitions.

Recommendation of the Roberts Board of Directors

   On July 22, 1999, the Roberts board unanimously approved the merger agreement and the merger as being in the best interests of Roberts and the Roberts shareholders. The Roberts board unanimously recommends that you vote FOR the approval and adoption of the merger agreement. See "The Merger-- Roberts' Reasons for the Merger; Recommendation of the Roberts Board of Directors."

Roberts' Reasons for the Merger

   On July 22, 1999, the Roberts board unanimously determined that the merger agreement, the option agreement and the transactions contemplated by them were in the best interests of Roberts' shareholders. The board, therefore, approved the merger and recommended that the shareholders also approve the merger agreement and the transactions contemplated by the merger agreement. In approving these transactions, and recommending approval by the shareholders, the Roberts board considered:

  . The consideration offered by Shire and the premium it represented to Roberts' share price;

  .  That there were no other formal offers for a business combination;

  . The opinion of PaineWebber that the merger consideration was fair, from a financial point of view, to the Roberts shareholders;

  . The substantial ownership position that the Roberts shareholders would have in the combined company;

  . That the largest shareholders of Roberts and Shire agreed to vote in favor of the merger;

  .  That the combined company would have a broader product offering;

  .  That the combined company would have a broader development portfolio;

  .  That the combined company would have greater financial resources;

  .  That the combined company would increase investor profile and liquidity;

  .  That the merger is a tax-free transaction for the Roberts shareholders;

  . That the merger would receive pooling of interests accounting treatment under U.S. GAAP;

  .  The merger's effect on earnings of the combined company;

  .  The interests in the merger of persons affiliated with Roberts;

  . The effect of the merger agreement on potential third party proposals regarding business combinations;

  . Other strategic alternatives, including other business combinations and remaining independent;

  .  That Adderall(R) is Shire's only major product;

  .  That regulatory approval is not certain;

  . That pending the merger the conduct of Roberts' business would be restricted;

  . That pending the merger Roberts' business relationships may be damaged because of the uncertainty of completing the transaction;

  .  That Roberts would no longer be an independent company; and

  .  That Roberts' shareholders would hold Shire ADSs or ordinary shares.

Opinion of Roberts' Financial Advisor

   In deciding to approve the merger, the Roberts board considered the opinion of its financial advisor, PaineWebber, that the merger consideration was fair to Roberts shareholders from a financial point of view.

   The full text of the written opinion of PaineWebber, which sets forth assumptions made, matters considered, procedures followed and the scope of the review undertaken, is attached to this Prospectus-Proxy Statement as Annex B. The written opinion of PaineWebber is not a recommendation as to how you should vote in regard to the approval and adoption of the merger agreement. We encourage you to read the opinion of PaineWebber in its entirety.

Interests in the Merger of Persons Affiliated with Roberts

   In considering the recommendation of the Roberts board with respect to the merger agreement, you should be aware that some of the officers and directors of Roberts have interests in the merger that are different from and in addition to your interests.

  . Some of Roberts' directors will be appointed directors of Shire after the merger;

  . Some executive officers of Roberts will be, or may become, entitled to receive a severance payment as a result of the merger;

  . Any employee whose employment is terminated "without cause" after the merger will be entitled to a severance payment;

  . Options granted under the 1996 Equity Incentive Plan will vest and become exercisable after the merger;

  . As a result of the merger, Roberts' Supplemental Executive Retirement Plan will be fully funded and its participants will be credited with 10 years of service and become vested;

  . Shire and John T. Spitznagel, President and Chief Executive Officer of Roberts, will enter into a consulting agreement; and

  . Shire has agreed to indemnify Roberts' directors and officers after the merger and provide comparable directors' and officers' liability insurance for up to six years.

   For further information, see "The Merger --Interests in the Merger of Persons Affiliated with Roberts."

Anticipated Accounting Treatment

   The merger is intended to qualify as a "pooling of interests" transaction under U.S. generally accepted accounting principles, which means that the companies will be treated as if they had always been combined. The merger will be accounted for as a purchase under U.K. GAAP. Following the merger, Shire will adopt U.S. GAAP accounting for both U.S. and U.K. reporting purposes. For more information regarding the impact of this change in accounting methodology on the combined company see "The Merger-- Anticipated Accounting Treatment and Effects."

Certain U.S. Federal Income Tax Consequences

   For U.S. federal income tax purposes, the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that, in general, Roberts shareholders will not recognize any gain or loss because of the merger, except with respect to cash, if any, received in lieu of fractional ordinary shares or ADSs.

   The tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors to fully understand the tax consequences of the merger to you.

   You should read carefully the discussion in "Material Tax Consequences" and other sections of this Prospectus-Proxy Statement. You are urged to consult your own tax advisors as to the specific tax consequences to you of the merger.

Dissenters' Rights

   Under New Jersey law, you are not entitled to dissenters' rights in connection with the merger. See "The Merger--Dissenters' Rights" and "Comparative Rights of Roberts Shareholders and Shire Shareholders--Dissenters' Rights."

Conditions to the Merger

   Roberts and Shire will not complete the merger unless a number of conditions are satisfied or waived by them. These include:

  . approval of the merger and other transactions contemplated by the merger agreement by the requisite vote of the respective shareholders of Roberts and Shire (this condition may not be waived by Roberts or Shire);

  . there must be no order, injunction, decree or judgment in effect that materially restrains or prohibits the merger and there must be no pending or threatened proceeding by a governmental authority questioning the validity or legality of the merger;

  . both Roberts and Shire must receive letters from their respective independent accountants concurring with management's view regarding the availability of "pooling of interests" accounting under U.S. GAAP; and

  . the ordinary shares to be issued in the merger must be admitted to the Official List of the LSE and the listing must have become effective and the ADSs must be approved for listing on Nasdaq.

Effective Time of the Merger

   If the merger agreement is approved and adopted by the requisite vote of the respective shareholders of Roberts and Shire and the other conditions to the merger are satisfied or, where permissible, waived, the merger will be consummated and become effective upon the filing of a certificate of merger with the Secretary of State of the State of New Jersey. See "The Merger Agreement--General; Effective Time and Effects of the Merger."

Termination of the Merger Agreement

   Roberts and Shire can agree to terminate the merger agreement at any time prior to completing the merger.

   Either one of them can terminate the merger agreement if it is not in material breach of the merger agreement and:

  . the terminating party receives a proposal from a third party which the terminating party's board of directors determines is a superior proposal;

  .  the merger is not completed by December 31, 1999; or

  .  a governmental authority permanently enjoins or prohibits the merger.

   Each of Roberts and Shire can terminate the merger agreement if:

  . the board of directors of the other company withdraws or amends or adversely modifies its recommendation or approval of the merger to its shareholders or fails to reconfirm such recommendation within five business days of a request for such a reconfirmation by the other company; or

  . the other company recommends an acquisition transaction proposed by a third party; or

  . the other company breaches or fails to comply with any of its representations, warranties or agreements under the merger agreement, and such breach cannot be or is not cured prior to December 31, 1999; or

  .  if the other company's shareholders do not approve the merger.

   If Roberts or Shire terminates the merger agreement, depending on the circumstances of that termination, either Roberts or Shire may become obligated to pay a termination fee of $30 million. See "The Merger Agreement-- Termination; Effect of Termination."

The Option Agreement

   At the same time the merger agreement was signed, Roberts and Shire entered into an option agreement, dated as of July 26, 1999. In this agreement, Roberts granted Shire an option to purchase shares representing up to 19.9% of the outstanding shares of Roberts common stock at a price per share in cash equal to $30.00 in the event that Shire is entitled to a termination fee under the merger agreement. In the event the option is exercised, the maximum total compensation that Shire may receive from the termination fee under the merger agreement and any consideration from the sale of Roberts shares acquired from the exercise of the option is $32 million. See "The Option Agreement."

Governmental and Regulatory Matters

   U.S. antitrust laws prohibit Roberts and Shire from completing the merger until the transaction has been notified to the Antitrust Division of the Department of Justice and the Federal Trade Commission and a required waiting period has expired. On August 10, 1999, Roberts and Shire each filed the required notification and report forms with the Antitrust Division and the FTC. The required waiting period expired on September 10, 1999.

   The President of the United States can prohibit an acquisition of a U.S. company by a foreign person such as Shire if, among other things, the acquisition would impair the national security of the U.S. Roberts and Shire made a voluntary filing seeking a finding that the merger does not impair the national security of the U.S on October 21, 1999.

   In the U.K., the Secretary of State can refer any qualifying merger situation to the Competition Commission for investigation as to whether the merger may be expected to operate against the public interest. The merger of Roberts and Shire is a qualifying merger situation for the purposes of U.K. law. There is no obligation to obtain prior clearance of a qualifying merger in the U.K. However, if a qualifying merger is completed without prior clearance being given, there is a risk that the merger may subsequently be referred to the Competition Commission and that divestitures might ultimately be required.

   No submission has been made to the U.K. authorities in relation to the merger, but on July 26, 1999, Shire received from the U.K. Office of Fair Trading a letter requesting information about the businesses of Shire and Roberts. A response to that letter was provided on July 29 and was followed by subsequent communications. On October 18, 1999, the Office of Fair Trading confirmed that the merger had been cleared.

Comparative Rights of Shareholders

   In the merger, you will have the option to receive either ADSs or ordinary shares. Each ADS represents three ordinary shares.

   Your rights as a holder of ADSs will in some cases be different from the rights of a holder of ordinary shares. For example, as an ADS holder, you will not be entitled to attend, speak and vote at Shire shareholders' meetings although holders of ordinary shares may do so. However, you will be able to instruct the depositary how to vote the ordinary shares underlying your ADSs. Holders of ADSs may generally withdraw and directly hold the ordinary shares underlying such ADSs at any time.

   There are numerous differences between the rights of a shareholder in Roberts, a New Jersey corporation, and the rights of a shareholder in Shire, an English company.

  . Shareholder Voting Rights. Roberts shareholders are entitled to one vote per Roberts share at any Roberts shareholders meeting. At a general meeting of shareholders of Shire, holders of ordinary shares are entitled to one vote per ordinary share if voting is on a poll and one vote per holder present in person at the meeting if voting is by a show of hands.

  . Pre-emptive Rights. Under Roberts' certificate of incorporation, pre-emptive rights must be expressly granted by the Roberts board. Under English law, a shareholder is entitled to pre-emptive rights with respect to new equity issuances for cash unless a special resolution is or has been passed in a general meeting of shareholders to the contrary.

  . Disclosure of Interests. Owners of ordinary shares will be subject to different, and in some cases more stringent, notification, disclosure and other obligations under English law and under applicable regulations of U.K. non-governmental authorities than those to which owners of shares of Roberts common stock are subject under New Jersey law. Under the terms of the deposit agreement, holders of Shire ADSs are bound to comply with the same notification and disclosure requirements as Shire shareholders.

   You should also be aware that it may be difficult to effect service of a process to begin a lawsuit against directors and officers of Shire who are not residents of the U.S.

Adoption of U.S. GAAP for Reporting Purposes

   Historically, Shire has presented accounts prepared under U.K. GAAP in both its annual and interim reports, including those distributed to U.S. shareholders and within filings made with the SEC. Shire's annual reports have incorporated a reconciliation of earnings and net assets to U.S. GAAP. As a "foreign private issuer," full U.S. GAAP financial statements have not been required. A company is deemed to be a "foreign private issuer" if it is organized under the laws of a non-U.S. country and does not have more than 50% ownership of voting shares held by U.S. resident shareholders.

   Given that it is anticipated that more than 50% of the combined company's shareholders will be U.S. residents, Shire is likely to lose its foreign registrant status. As a result, publication of full U.S. GAAP financial statements will be required in all SEC filings and distributions to U.S. shareholders. In order to allow for consistency in reporting financial results to U.S. and U.K. shareholders, the combined company intends to adopt U.S. GAAP for primary reporting purposes in the U.K. Summary financial statements prepared as required by U.K. company law and a reconciliation of the combined company's financial results to U.K. GAAP will be provided in the footnotes of its annual report. Interim reports circulated to U.K. shareholders will meet the minimum requirements of the London Stock Exchange for provision of U.K. GAAP information. Furthermore, full U.K. GAAP statutory accounts will be prepared to satisfy U.K. reporting requirements under the Companies Act 1985. Such accounts are required to be filed on an annual basis, within seven months of the accounting period end, and will be publicly available.

   There are certain differences between U.S. GAAP and U.K. GAAP. The principal differences are summarized in note 24 to Shire's Audited Consolidated Financial Statements incorporated by reference in this Prospectus-Proxy Statement and include the following:

 i. Accounting for business combinations

  (a) Goodwill

   Prior to December 31, 1998, goodwill arising from the acquisition of a business could be written off to retained earnings under U.K. GAAP. This treatment is not allowed by U.S. GAAP, which requires goodwill to be capitalized and amortized over a period of up to 40 years. Under U.S. GAAP, Shire amortizes goodwill over a period of 5-30 years on a straight-line basis. The goodwill is evaluated annually for realisability based on expectations of undiscounted cash flows and earnings from operations for each subsidiary having a material goodwill balance. Impairments to goodwill are recognized if future expected cash flows are not sufficient to recover the goodwill. If a material impairment were identified, goodwill would be written down to its fair value.

  (b) In-process research and development

   Under U.K. GAAP, fair values are not attributed to in-process research and development. Under U.S. GAAP, acquired research and development is expensed to the extent that technological feasibility has not been established and the technology has no future alternative uses. A charge of (Pounds)50,626,000 was recorded in 1997 under U.S. GAAP, which related to the write-off of in-process research and development in conjunction with the Shire Laboratories Inc. acquisition.

 ii. Deferred taxation

   Under U.K. GAAP, deferred tax is provided in respect of timing differences only to the extent that liabilities are expected to occur in the foreseeable future. Net deferred tax assets are only recognized to the extent that they are expected to be recoverable without any replacement by equivalent debit balances. Under U.S. GAAP, deferred taxation is recorded in respect of all temporary differences between the tax bases and book values of assets and liabilities which will result in taxable or tax deductible amounts in future years. Deferred tax assets under U.S. GAAP are recognized to the extent that it is more likely than not that they will be realized.

   Under U.K. GAAP, deferred taxes are not normally recognized in respect of the difference between the fair value attributable to net assets of an acquired business and their underlying tax basis. Under U.S. GAAP, such deferred tax attributes are recognized in the allocation of values. Any subsequent adjustments to the valuation allowances established at the date of acquisition against deferred tax assets recognized on that date are treated as an adjustment to the purchase price. Accordingly, it has no effect on net income/(loss) and shareholder's equity in relation to deferred tax assets arising on acquisition. Valuation allowances against deferred tax assets have not been provided to the extent that future taxable income and tax planning strategies are expected to enable losses brought forward to be utilized.

 iii. Share options

   Under U.K. GAAP, a compensation expense must generally be recognized on share option schemes based on the difference between the fair value of the shares at the date of grant and the exercise price, over the vesting period of the options. A compensation expense does not have to be recognized for certain schemes that are open to all employees on similar terms at a discount against the fair value of the shares of not more than 20 percent.

   In contrast, under U.S. GAAP, a compensation expense must generally be recognized based on the difference between the fair value of the shares at the measurement date and the exercise price, over the vesting period of the options. The measurement date for calculating compensation cost is the date on which both the exercise price and the number of shares under option are known with certainty. If a fixed price option for a specific number of shares is granted, compensation cost is the excess of the quoted market price of the stock at the date of the grant over the exercise price of such option. Such compensation cost is amortized over the vesting period of the option. However, where either the strike price or number of shares underlying an option is uncertain, "variable option accounting" is required, whereby the quoted market price used in the measurement of compensation cost is not the price at the grant date but the price at the measurement date. Estimates of compensation cost are recorded before the measurement date based on the quoted market price of the stock at intervening dates. Recorded compensation expense between the grant date and the measurement date may either increase or decrease because changes in the quoted market price of the stock require recomputations of the estimated compensation cost.

   A number of Shire's currently outstanding options include performance incentive clauses which tie the amount of shares under option to the stock market performance of Shire ordinary shares. As the number of shares under option is dependent on the stock price performance of Shire ordinary shares, such options require "variable option accounting," leading to a compensation charge which is dependent on the underlying performance of Shire ordinary shares. As the Shire ordinary share price has appreciated in recent periods, the U.S. GAAP compensation charges for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999 are significantly higher than the corresponding U.K. GAAP compensation charges. Further details of Shire's share option schemes are summarized on page 46 of Shire's Annual Report incorporated by reference in this Prospectus-Proxy Statement.

   The following two tables illustrate the historical reconciliation of net profit/(loss) and the effect of such reconciliation on earnings per share.

Reconciliation of net profit/(loss) from U.K. GAAP to U.S. GAAP

                                 Year  ended December 31,      Nine Months Ended
                               ------------------------------    September 30,
                                   1998            1997              1999
                               -------------  ---------------  -----------------
Net profit/(loss) as reported
 under U.K. GAAP.............  (Pounds)6,247  (Pounds)   (421)  (Pounds)17,363
Adjustments for:
  Write-off of in-process
   research and development..            --           (50,626)             --
  Amortization of goodwill...         (6,709)          (2,459)          (5,103)
  Recognition of deferred tax
   asset.....................          7,765            1,312            1,771
  Share option compensation
   costs.....................         (5,124)          (1,412)          (8,397)
Net profit/(loss) as reported
 under U.S. GAAP.............  (Pounds)2,179  (Pounds)(53,606)  (Pounds) 5,634

Comparison of earnings/(loss) per share under U.K. GAAP and U.S. GAAP

                                  Year ended December 31,      Nine Months Ended
                               ------------------------------    September 30,
                                   1998            1997              1999
                               -------------  ---------------  -----------------
U.K. GAAP
  Basic earnings/(loss) per
   ordinary share............           4.5p             0.4p            12.2p
  Diluted earnings/(loss) per
   ordinary share............           4.3p             0.4p            11.7p
U.S. GAAP
  Basic earnings/(loss) per
   ordinary share............           1.6p           (57.6)p            3.9p
  Diluted earnings/(loss) per
   ordinary share............           1.5p           (57.6)p            3.8p

            Summary Historical Consolidated Financial Data of Shire

                             Summary Financial Data

   The following summary financial information of Shire for each of the fiscal periods in the five year period ended December 31, 1998 has been derived from Shire's Audited Consolidated Financial Statements and the notes to such financial statements incorporated by reference in this Prospectus-Proxy Statement. Summary financial information for the nine month period to September 30, 1999 has been derived from Shire's unaudited consolidated financial statements for the nine months to September 30, 1999. The selected financial data has been prepared using U.K. and U.S. GAAP, which differ in certain respects. The principal differences between U.K. GAAP and U.S. GAAP are summarized in note 24 to Shire's audited consolidated financial statements incorporated by reference in this Prospectus-Proxy Statement. Following the merger, Shire intends to report under U.S. GAAP, with selected U.K. GAAP reconciliation. See "Adoption of U.S. GAAP for Reporting Purposes." The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results of operations to be expected for the fiscal year ending December 31, 1999.

                         15 Months
                           Ended
                         June 30,
                          1994(1)         1995
                       -------------  -------------
Statement of
 Operations
 Data:
U.K. GAAP
Turnover/(revenues)..  (Pounds)7,465  (Pounds)6,102
Operating
 profit/(loss)..              (2,349)        (6,127)
Profit/(loss) on
 ordinary
 activities
 before
 taxation.......              (2,244)        (7,197)
Profit/(loss) on
 ordinary
 activities
 after
 taxation.......              (2,190)        (7,200)
Fully diluted
 earnings/(loss)
 per ordinary
 share..........              (0.119)        (0.394)
Weighted average
 ordinary shares
 outstanding....              18,288         18,289
U.S. GAAP
Revenues........
Income/(loss)
 from operations
 before write-
 off of in-
 process
 research and
 development....
(Loss)/income
 from
 operations.....
(Loss)/income
 before income
 taxes..........
Net
 (loss)/income..
Fully diluted
 net
 (loss)/income
 per ordinary
 share(4).......
Fully diluted
 net
 (loss)/income
 per ADS........
                        Year Ended                                                Year Ended                  Nine Months Ended
                         June 30,                   Six Months                   December 31,                   September 30,
                       ---------------------------     Ended       ------------------------------------------ -----------------
                                                   December 31,                                                Actual
                            1996            1997       1997           1997(2)           1998         1998(3)    1999      1999(3)
                       --------------- ----------- --------------- --------------- --------------- ---------------------- ---------
                                                                                                        (unaudited)     (unaudited)
                                (in thousands, except per ordinary share and per ADS amounts)
Statement of
 Operations
 Data:
U.K. GAAP
Turnover/(revenues)..  (Pounds)21,043 (Pounds)23,072 (Pounds) 28,605 (Pounds)41,798 (Pounds)80,328  $131,738 (Pounds)92,516 $151,726
Operating
 profit/(loss)..               2,569          (1,399)          2,230          1,582          7,879    12,922         21,501   35,262
Profit/(loss) on
 ordinary
 activities
 before
 taxation.......               2,722            (146)          2,452          2,411          9,099    14,922         23,153   37,971
Profit/(loss) on
 ordinary
 activities
 after
 taxation.......               2,555            (146)           (380)          (421)         6,247    10,245         17,363   28,475
Fully diluted
 earnings/(loss)
 per ordinary
 share..........               0.057          (0.002)         (0.003)        (0.004)         0.043     0.071          0.117    0.192
Weighted average
 ordinary shares
 outstanding....              45,208          67,153         112,660         93,145        144,399   144,399        148,526  148,526
U.S. GAAP
Revenues........              21,043          23,072          28,605         41,798         80,328   131,738         92,516  151,726
Income/(loss)
 from operations
 before write-
 off of in-
 process
 research and
 development....               2,302          (1,659)         (1,469)        (2,289)        (2,143)   (3,514)        10,018   16,430
(Loss)/income
 from
 operations.....             (12,426)        (52,285)         (1,469)       (52,915)        (2,143)   (3,514)        10,018   16,430
(Loss)/income
 before income
 taxes..........             (12,273)        (51,032)         (1,247)       (52,086)          (923)   (1,514)        11,670   19,139
Net
 (loss)/income..             (12,189)        (50,238)         (2,857)       (53,606)         2,179     3,574          5,634    9,240
Fully diluted
 net
 (loss)/income
 per ordinary
 share(4).......               (0.28)          (0.75)          (0.03)         (0.57)          0.02      0.03           0.04     0.06
Fully diluted
 net
 (loss)/income
 per ADS........               (0.83)          (2.24)          (0.08)         (1.73)          0.05      0.07           0.11     0.18

            Summary Historical Consolidated Financial Data of Shire

                             Summary Financial Data

                                   As of June 30,                                As of December 31,
                  ---------------------------------------------------  ----------------------------------------
                    1994(1)      1995         1996          1997          1997(2)           1998       1998(3)
                  ----------- -----------  -----------  -------------  --------------  --------------  --------
Balance Sheet
 Data:
U.K. GAAP
Fixed assets....  (Pounds)503 (Pounds)447  (Pounds)578  (Pounds)3,436  (Pounds)11,950  (Pounds)12,609  $ 20,679
Cash and current
 investments....          960       2,068       25,425         16,875          10,283          29,665    48,631
Secured loan
 notes..........          --       (5,212)         --             --              --              --        --
Other net
 current assets
 (liabilities)..          358      (1,161)       1,893         (4,155)         (1,047)          9,828    16,118
Creditors due in
 more than one
 year...........          --          --           --          (2,211)        (11,246)         (1,508)   (2,473)
Provision for
 liabilities and
 charges........          --          --        (2,750)           --              --              --        --
                  ----------- -----------  -----------  -------------  --------------  --------------  --------
Net assets......        1,821      (3,858)      25,146         13,945           9,940          50,594    82,975
U.S. GAAP
Cash and cash
 equivalents....                                25,425         16,875          10,283          29,665    48,651
Other current
 assets.........                                 5,880          7,829          17,475          24,212    39,708
Other assets....                                 5,425         15,862         153,109         155,250   254,610
                                           -----------  -------------  --------------  --------------  --------
Total assets....                                36,730         40,566         180,867         209,127   342,969
Current
 liabilities....                                 3,987          5,781          18,522          14,384    23,590
Other
 liabilities....                                 2,750          2,211          11,246           1,508     2,473
Shareholders'
 equity.........                                29,993         32,574         151,099         193,235   316,906
                                           -----------  -------------  --------------  --------------  --------
Total
 liabilities and
 shareholders'
 equity.........                                36,730         40,566         180,867         209,127   342,969
                    As of September 30,
                  -------------------------
                       1999       1999(3)
                  --------------- ---------
Balance Sheet
 Data:
U.K. GAAP
Fixed assets....  (Pounds)17,885  $ 29,282
Cash and current
 investments....          52,508    86,113
Secured loan
 notes..........          (5,354)   (8,781)
Other net
 current assets
 (liabilities)..           7,899    12,954
Creditors due in
 more than one
 year...........          (2,702)   (4,431)
Provision for
 liabilities and
 charges........             --        --
                  --------------- ---------
Net assets......          70,236   115,137
U.S. GAAP
Cash and cash
 equivalents....          52,508    86,113
Other current
 assets.........          48,318    79,242
Other assets....         137,849   226,072
                  --------------- ---------
Total assets....         238,675   391,427
Current
 liabilities....          26,428    43,342
Other
 liabilities....           2,702     4,431
Shareholders'
 equity.........         209,545   343,654
                  --------------- ---------
Total
 liabilities and
 shareholders'
 equity.........         238,675   391,427

--------
(1) In 1994, Shire elected to change its fiscal year end from March 31 to June
    30.

(2) During 1997, Shire changed its fiscal year end from June 30 to December 31. The results for the year ended December 31, 1997 are presented for comparative purposes. These accounts do not comprise statutory accounts within the meaning of the Companies Act 1985 since they are drawn up for a non-statutory period.

(3) Translation of pounds sterling into dollars has been made at the rate of (Pounds)1.00 = $1.64 (the noon buying rate on September 30, 1999). Such translation is provided solely for the convenience of the reader and does not reflect financial information based on generally accepted accounting principles for foreign currency translations.

(4) Includes the write-off of that portion of the purchase price of the acquisitions of Shire Pharmaceutical Contracts Limited, Shire Laboratories Inc. and Shire Richwood Inc. allocated to in-process research and development where technological feasibility has not yet been established and for which there were no alternative future uses. Such write-offs amount to (Pounds)14,728,000 for the fiscal year ended June 30, 1996 and (Pounds)50,626,000 for the fiscal year ended June 30, 1997.

           Summary Historical Consolidated Financial Data of Roberts

   The following table presents the selected consolidated financial data for Roberts as of the dates and for the periods indicated. The selected consolidated financial data for each of the five years in the period ended December 31, 1998 have been derived from the audited Consolidated Financial Statements of Roberts, which are incorporated by reference in this Prospectus-Proxy Statement. The selected consolidated financial data as of and for the periods ended September 30, 1998 and 1999 have been derived from unaudited Consolidated Financial Statements of Roberts which, in the opinion of Roberts' management, have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information for the period. The results of such interim periods are not necessarily indicative of the results for the full fiscal year. The data presented below should be read in conjunction with Roberts' audited Consolidated Financial Statements for each of the fiscal years in the five year period ended December 31, 1998 and the unaudited Consolidated Financial Statements as of and for the periods ended September 30, 1998 and 1999, which are incorporated in this Prospectus-Proxy Statement by reference.

                                                                             Nine Months Ended
                                   Years Ended December 31,                    September 30,
                          -------------------------------------------------- -----------------
                           1994      1995      1996         1997      1998     1998     1999
                          -------  --------  --------     --------  -------- -------- --------
                             (in thousands, except per share data)              (unaudited)
Statement of Operations
 Data:
Total Revenue...........  $89,020  $113,427  $ 98,111     $122,508  $175,445 $119,925 $147,493
Operating Income (Loss)
 from Continuing
 Operations.............   25,802     6,873   (50,195)(1)     (762)   27,378   16,452   35,567
Income (Loss) from
 Continuing Operations..   20,618     2,703   (34,275)       2,517    16,787   10,208   19,757
Net (Loss) Income from
 Discontinued
 Operations.............   (1,206)  (27,045)      556          --        --       --       --
Net Income (Loss).......   19,412   (24,342)  (33,719)       2,517    16,787   10,208   19,757
Earnings (Loss) Per
 Share of Common Stock
 from Continuing
 Operations--Basic......     l.12       .15     (2.47)(2)      .06       .54      .33      .62
(Loss) Earnings Per
 Share of Common Stock
 from Discontinued
 Operations--Basic......     (.06)    (1.46)      .03          --        --       --       --
Earnings (Loss) Per
 Share of Common Stock--
 Basic..................     1.06     (1.31)    (2.44)         .06       .54      .33      .62
Average Number of Common
 Shares--Basic
 Outstanding............   18,400    18,536    19,133       29,414    31,049   30,912   31,716
Earnings (Loss) Per
 Share of Common Stock
 from Continuing
 Operations--Diluted....  $  1.10  $    .15  $  (2.47)(2) $    .06  $    .53 $    .33 $    .61
(Loss) Earnings Per
 Share of Common Stock
 from Discontinued
 Operations--Diluted....     (.06)    (1.45)      .03          --        --       --       --
Earnings (Loss) Per
 Share of Common Stock--
 Diluted................     1.04     (1.30)    (2.44)         .06       .53      .33      .61
Average Number of Common
 Shares--Diluted
 Outstanding............   18,708    18,623    19,133       29,497    31,460   31,297   32,283

                                                                       As of September
                                      As of December 31,                     30,
                         -------------------------------------------- -----------------
                           1994     1995     1996     1997     1998     1998     1999
                         -------- -------- -------- -------- -------- -------- --------
                                                                                   (unaudited)
Balance Sheet Data:
Total Assets............ $336,192 $340,290 $372,225 $367,855 $526,236 $514,913 $550,987
Long-Term Debt and
 Redeemable Preferred
 Stock (excluding
 current installments)..   22,411   16,183   10,639   10,327  126,739  130,302  122,188
Total Shareholders'
 Equity.................  259,129  235,467  309,759  317,303  341,810  334,330  367,340

   (1) Intangible Dispositions and Write-Offs. During the fourth quarter of 1996, Roberts completed the sale of the majority of its non-core nonprescription products along with the NUCOFED and QUIBRON brands in two independent sales transactions. These sales, net of proceeds, resulted in a one-time, non-cash write-off of $11.9 million, which amounted to $7.6 million net of taxes. Also, during the fourth quarter of 1996, Roberts expensed certain purchased development products and recorded an impairment loss of long-lived intangible assets totaling $25.4 million, which amounted to $17.8 million net of taxes.

   The loss from operations and net loss for the year ending December 31, 1996 increased as a result of the purchase of development products and the sale and writedown of the intangible assets in the amounts of $37.3 million for operating income and $25.4 million for net loss.

   (2) According to a position taken by the SEC staff, effective March 13, 1997, on accounting for preferred stock which is convertible at a discount to market, Roberts recorded a charge of $11.6 million, which for earnings per share purposes amounted to $.61 per share. This charge to earnings per share is consistent with the SEC staff's position that the 10% discount available to holders of Roberts' 5% Convertible Preferred Stock should be amortized between the issuance date and the first date that conversion could occur, which is the earlier of the date on which the registration statement is declared effective or the close of business on the 91st day following the original issuance of the 5% Convertible Preferred Stock.

   To clarify the adjustments indicated above, a reconciliation of dilutive Earnings Per Share for the twelve months ended December 31, 1996 is composed of the following elements:

   Net (loss) from continuing operations before the consideration of purchased research and development, write-off and the sale of intangible assets, the recognition of the discount upon the issuance of 5% Preferred Stock or preferred dividends............ $ (.47)
   Purchased research and development and the write-off and sale of intangible assets................................................  (1.33)
   5% Preferred Stock dividends......................................   (.06)
   Issuance of 5% Preferred Stock convertible into common stock at a
    10% discount to market........................................... $ (.61)
                                                                      ------
                                                                        (.67)
   Net (loss) from continuing operations.............................  (2.47)
   Income from discontinued operations...............................    .03
   (Loss) attributable to common stock............................... $(2.44)
                                                                      ======

              Summary Unaudited Pro Forma Combined Financial Data

   The following unaudited pro forma combined financial statements give effect to the proposed merger of Shire and Roberts as a pooling of interests under U.S. GAAP. The unaudited pro forma condensed balance sheet presents the combined financial position of Shire and Roberts as of September 30, 1999 assuming that the proposed merger has occurred as of September 30, 1999. Such pro forma information is based upon the historical financial statements of Shire and Roberts and has been prepared to illustrate the effects of the merger. In calculating the Shire Roberts pro forma information, an average ADS trading price in the range $23.73 to $29.01 has been assumed. Following the merger it is anticipated that Shire will no longer qualify as a foreign private issuer. Shire, as the continuing registrant, will adopt U.S. GAAP as the basis for financial reporting. The pro forma combined financial data should be read in conjunction with the historical financial statements of Shire and Roberts incorporated herein by reference. The pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of any future results of operations or the results that might have occurred if the merger had actually occurred on the indicated dates.

            Unaudited Pro Forma Combined Condensed Income Statement

                      Nine months ended September 30, 1999

                                          Shire                                    Roberts             Shire Roberts Pro Forma
                   ------------------------------------------------------  -------------------------  --------------------------
                                   Adjustments                    U.S.       U.S.                                        U.S.
                     U.K. GAAP         (1)        U.S. GAAP      GAAP(2)    GAAP(3)    U.S. GAAP(4)    U.S. GAAP(5)     GAAP(6)
                   --------------  -----------  --------------  ---------  ---------  --------------  ---------------  ---------
                                       (in thousands, except per ordinary share and per ADS amounts)
Total revenue....  (Pounds)92,516  (Pounds)--   (Pounds)92,516  $ 149,876  $ 147,493  (Pounds)91,045  (Pounds)183,561  $ 297,369
Operating
 expenses........         (71,015)     (11,483)        (82,498)  (133,647)  (111,926)        (69,090)        (151,588)  (245,573)
Operating
 income/(loss)...          21,501      (11,483)         10,018     16,229     35,567          21,955           31,973     51,796
Interest income..           1,679          --            1,679      2,720      2,780           1,716            3,395      5,500
Interest
 expense.........             (27)         --              (27)       (44)    (7,270)         (4,488)          (4,515)    (7,314)
Other, net.......             --           --              --         --        (449)           (277)            (277)      (449)
Income/(loss)
 before income
 taxes...........          23,153      (11,483)         11,670     18,905     30,628          18,906           30,576     49,533
Income taxes.....          (5,790)        (246)         (6,036)    (9,778)   (10,871)        (6,710)          (12,746)   (20,649)
Net
 income/(loss)...          17,363      (11,729)          5,634      9,127     19,757          12,196           17,830     28,884
Earnings/(loss)
 per ordinary
 share
 -- basic........            0.12          --             0.04       0.06       0.62            0.38              --         --
 -- diluted......            0.12          --             0.04       0.06       0.61            0.38              --         --
Weighted average
 ordinary shares
 outstanding
 -- basic........         142,769          --          142,769    142,769     31,716          31,716              --         --
 -- diluted......         148,526          --          148,526    148,526     32,283          32,283              --         --
Pro forma
 information
 based on
 exchange ratio
 of 3.4122 (10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                0.07       0.12
 -- diluted......                                                                                                0.07       0.11
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             250,990    250,990
 -- diluted......                                                                                             258,682    258,682
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                0.21       0.35
 -- diluted......                                                                                                0.21       0.33
Pro forma
 information
 based on
 exchange ratio
 of 3.8407 (10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                0.07       0.11
 -- diluted......                                                                                                0.07       0.11
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             264,581    264,581
 -- diluted......                                                                                             272,515    272,515
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                0.20       0.33
 -- diluted......                                                                                                0.20       0.32
Pro forma
 information
 based on
 exchange ratio
 of 3.1280 (10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                0.07       0.12
 -- diluted......                                                                                                0.07       0.12
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             241,977    241,977
 -- diluted......                                                                                             249,507    249,507
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                0.22       0.36
 -- diluted......                                                                                                0.21       0.35

            Unaudited Pro Forma Combined Condensed Income Statement

                          Year Ended December 31, 1998

                     U.K. GAAP
                   --------------
Total revenue....  (Pounds)80,328
Operating
 expenses........         (72,449)
Operating
 income/(loss)...           7,879
Interest income..           1,434
Interest
 expense.........            (214)
Other, net.......             --
Income/(loss)
 before income
 taxes...........           9,099
Income taxes.....          (2,852)
Net
 income/(loss)...           6,247
Earnings/(loss)
 per ordinary
 share
 -- basic........            0.05
 -- diluted......            0.04
Weighted average
 ordinary shares
 outstanding
 -- basic........         136,924
 -- diluted......         144,399
Pro forma
 information
 based on
 exchange ratio
 of 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
Pro forma
 information
 based on
 exchange ratio
 of 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
Pro forma
 information
 based on
 exchange ratio
 of 3.1280(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
                          Shire                                     Roberts              Shire Roberts Pro Forma
                   --------------------------------------- --------------------------- -----------------------------
                   Adjustments                    U.S.       U.S.                                           U.S.
                       (1)        U.S. GAAP      GAAP(2)    GAAP(3)    U.S. GAAP(4)      U.S. GAAP(5)     GAAP(6)
                   ------------ --------------- ---------- ---------- ---------------- ----------------- -----------
                         (in thousands, except per ordinary share and per ADS amounts)
Total revenue....  (Pounds)--   (Pounds)80,328  $ 133,344  $ 175,445  (Pounds)105,690  (Pounds)1186,018  $  308,789
Operating
 expenses........      (10,022)        (82,471)  (136,902)  (148,067)         (89,197)         (171,668)  (284 ,969)
Operating
 income/(loss)...      (10,022)         (2,143)    (3,558)    27,378           16,493            14,350      23,820
Interest income..          --            1,434      2,380      4,108            2,475             3,909       6,488
Interest
 expense.........          --             (214)      (355)    (6,157)          (3,709)           (3,923)     (6,512)
Other, net.......          --              --         --        (318)            (192)             (192)       (318)
Income/(loss)
 before income
 taxes...........      (10,022)           (923)    (1,533)    25,011           15,067            14,144      23,478
Income taxes.....        5,954           3,102      5,149     (8,224)          (4,954)           (1,852)     (3,075)
Net
 income/(loss)...       (4,068)          2,179      3,616     16,787           10,113            12,292      20,403
Earnings/(loss)
 per ordinary
 share
 -- basic........          --             0.02       0.03       0.54             0.33               --          --
 -- diluted......          --             0.02       0.03       0.53             0.32               --          --
Weighted average
 ordinary shares
 outstanding
 -- basic........          --          136,924    136,924     31,049           31,049               --          --
 -- diluted......          --          144,399    144,399     31,460           31,460               --          --
Pro forma
 information
 based on
 exchange ratio
 of 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                  0.05        0.08
 -- diluted......                                                                                  0.05        0.08
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                               242,869     242,869
 -- diluted......                                                                               251,747     251,747
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                  0.15        0.25
 -- diluted......                                                                                  0.15        0.24
Pro forma
 information
 based on
 exchange ratio
 of 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                  0.05        0.08
 -- diluted......                                                                                  0.05        0.08
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                               256,173     256,173
 -- diluted......                                                                               265,228     265,228
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                  0.14        0.24
 -- diluted......                                                                                  0.14        0.23
Pro forma
 information
 based on
 exchange ratio
 of 3.1280(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                  0.05        0.09
 -- diluted......                                                                                  0.05        0.08
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                               234,045     234,045
 -- diluted......                                                                               242,806     242,806
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                  0.16        0.26
 -- diluted......                                                                                  0.15        0.25

            Unaudited Pro Forma Combined Condensed Income Statement

                       Six Months Ended December 31, 1997

                                          Shire                                     Roberts             Shire Roberts Pro Forma
                   -------------------------------------------------------  -------------------------  --------------------------
                        U.K.        Adjustments       U.S.          U.S.      U.S.         U.S.             U.S.          U.S.
                        GAAP            (1)           GAAP        GAAP(2)   GAAP(3)       GAAP(4)          GAAP(5)       GAAP(6)
                   ---------------  -----------  ---------------  --------  --------  ---------------  ---------------  ---------
                                        (in thousands, except per ordinary share and per ADS amounts)
Total revenue....  (Pounds) 28,605  (Pounds)--   (Pounds) 28,605  $ 46,912  $ 65,892  (Pounds) 40,178  (Pounds) 68,783  $ 112,804
Operating
 expenses........          (26,375)      (3,699)         (30,074)  (49,321)  (67,918)         (41,413)         (71,487)  (117,239)
Operating
 income/(loss)...            2,230       (3,699)          (1,469)   (2,409)   (2,026)          (1,235)          (2,704)    (4,435)
Interest income..              337          --               337       553     2,503            1,526            1,863      3,056
Interest
 expenses........             (115)         --              (115)     (189)     (323)            (197)            (312)      (512)
Other, net.......              --           --               --        --     (2,167)          (1,321)          (1,321)    (2,167)
Income/(loss)
 before income
 taxes...........            2,452       (3,699)          (1,247)   (2,045)   (2,013)          (1,227)          (2,474)    (4,058)
Income taxes.....           (2,832)       1,222           (1,610)   (2,640)    2,332            1,422             (188)      (308)
Net
 income/(loss)...             (380)      (2,477)          (2,857)   (4,685)      319              195           (2,662)    (4,366)
Earnings/(loss)
 per ordinary
 share
 -- basic........            (0.00)         --             (0.03)    (0.04)     0.01             0.01              --         --
 -- diluted......            (0.00)         --             (0.03)    (0.04)     0.01             0.01              --         --
Weighted average
 ordinary shares
 outstanding
 -- basic........          112,660          --           112,660   112,660    28,982           28,982              --         --
 -- diluted......          112,660          --           112,660   112,660    30,108           30,108              --         --
Pro forma
 information
 based on
 exchange ratio
 of 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                (0.01)     (0.02)
 -- diluted......                                                                                                (0.01)     (0.02)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                              211,552    211,552
 -- diluted......                                                                                              211,552    211,552
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                (0.04)     (0.06)
 -- diluted......                                                                                                (0.04)     (0.06)
Pro forma
 information
 based on
 exchange ratio
 of 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                (0.01)     (0.02)
 -- diluted......                                                                                                (0.01)     (0.02)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                              223,971    223,971
 -- diluted......                                                                                              223,971    223,971
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                (0.04)     (0.06)
 -- diluted......                                                                                                (0.04)     (0.06)
Pro forma
 information
 based on
 exchange ratio
 of 3.1280(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                                (0.01)     (0.02)
 -- diluted......                                                                                                (0.01)     (0.02)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                              203,316    203,316
 -- diluted......                                                                                              203,316    203,316
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                                (0.04)     (0.06)
 -- diluted......                                                                                                (0.04)     (0.06)

            Unaudited Pro Forma Combined Condensed Income Statement

                            Year Ended June 30, 1997

                                          Shire                                     Roberts            Shire Roberts Pro Forma
                   -------------------------------------------------------  -------------------------  -------------------------
                                    Adjustments                    U.S.       U.S.                                       U.S.
                      U.K.GAAP          (1)        U.S. GAAP      GAAP(2)    GAAP(3)    U.S. GAAP(4)    U.S. GAAP(5)    GAAP(6)
                   --------------  ------------  --------------  ---------  ---------  --------------  --------------  ---------
                                       (in thousands, except per ordinary share and per ADS amounts)
Total revenue....  (Pounds)23,072  (Pounds) --   (Pounds)23,072  $  37,146  $ 110,696  (Pounds)68,755  (Pounds)91,827  $ 147,842
Operating ex-
 penses..........         (24,471)      (50,886)        (75,357)  (121,325)  (151,633)        (94,182)       (169,539)  (272,958)
Operating
 income/(loss)...          (1,399)      (50,886)        (52,285)   (84,179)   (40,937)        (25,427)        (77,712)  (125,116)
Interest income..           1,278           --            1,278      2,058      4,810           2,988           4,266      6,868
Interest ex-
 penses..........             (25)          --              (25)       (40)    (1,011)           (628)           (653)    (1,051)
Other, net.......             --            --              --         --          90              56              56         90
Income/(loss)
 from continuing
 operations
 before income
 taxes...........            (146)      (50,886)        (51,032)   (82,161)   (37,048)        (23,011)        (74,073)  (119,209)
Income taxes.....             --            794             794      1,278     10,937           6,793           7,587     12,215
Income/(loss)
 from continuing
 operations......            (146)      (50,092)        (50,238)   (80,883)   (26,111)        (16,218)        (66,456)  (106,994)
Earnings/(loss)
 per ordinary
 share
 -- basic........           (0.00)          --            (0.75)     (1.20)     (1.07)          (0.66)            --         --
 -- diluted......           (0.00)          --            (0.75)     (1.20)     (1.07)          (0.66)            --         --
Weighted average
 ordinary shares
 outstanding
 -- basic........          67,153           --           67,153     67,153     24,499          24,499             --         --
 -- diluted......          67,153           --           67,153     67,153     24,499          24,499             --         --
Pro forma infor-
 mation based on
 exchange
 ratio of
 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                               (0.44)     (0.71)
 -- diluted......                                                                                               (0.44)     (0.71)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             150,748    150,748
 -- diluted......                                                                                             150,748    150,748
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                               (1.32)     (2.13)
 -- diluted......                                                                                               (1.32)     (2.13)
Pro forma infor-
 mation based on
 exchange
 ratio of
 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                               (0.41)     (0.66)
 -- diluted......                                                                                               (0.41)     (0.66)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             161,246    161,246
 -- diluted......                                                                                             161,246    161,246
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                               (1.24)     (1.99)
 -- diluted......                                                                                               (1.24)     (1.99)
Pro forma infor-
 mation based on
 exchange
 ratio of 3.1280
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........                                                                                               (0.46)     (0.74)
 -- diluted......                                                                                               (0.46)     (0.74)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........                                                                                             143,786    143,786
 -- diluted......                                                                                             143,786    143,786
Pro forma
 earnings/(loss)
 per ADS
 -- basic........                                                                                               (1.39)     (2.23)
 -- diluted......                                                                                               (1.39)     (2.23)

            Unaudited Pro Forma Combined Condensed Income Statement

                            Year Ended June 30, 1996

                                             Shire                                            Roberts
                   -------------------------------------------------------------- ---------------------------------
                                   Adjustments
                     U.K. GAAP         (1)          U.S. GAAP       U.S. GAAP(2)  U.S. GAAP(3)      U.S. GAAP(4)
                   --------------  -----------  ------------------  ------------- -------------  ------------------
                                                 (in thousands, except per ordinary share and per ADS amounts)
Total revenue....  (Pounds)21,043  (Pounds)--   (Pounds)    21,043  $     32,617  $     110,920  (Pounds)    71,561
Operating
 expenses........         (18,474)     (14,995)            (33,469)      (51,877)      (115,217)            (74,334)
Operating income
 (loss)..........           2,569      (14,995)            (12,426)      (19,260)        (4,297)             (2,772)
Interest income..             606          --                  606           939          1,875               1,210
Interest
 expenses........            (453)         --                 (453)         (702)        (3,007)             (1,940)
Other, net.......             --           --                  --            --              36                  23
Income (loss)
 from continuing
 operations
 before income
 taxes...........           2,722      (14,995)            (12,273)      (19,023)        (5,393)             (3,479)
Income taxes.....            (167)         251                  84           130            581                 375
Income (loss)
 from continuing
 operations......           2,555      (14,744)            (12,189)      (18,893)        (4,812)             (3,104)
Earnings/(loss)
 per ordinary
 share
 -- basic........            0.06          --                (0.28)        (0.43)         (0.26)              (0.17)
 -- diluted......            0.06          --                (0.28)        (0.43)         (0.26)              (0.17)
Weighted average
 ordinary shares
 outstanding
 -- basic........          44,154          --               44,154        44,154         18,672              18,672
 -- diluted......          45,208          --               44,154        44,154         18,672              18,672
Pro forma
 information
 based on
 exchange ratio
 of 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
 Pro forma
  weighted
  average
  ordinary shares
  outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
Pro forma
 information
 based on
 exchange ratio
 of 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
Pro forma
 information
 based on
 exchange ratio
 of 3.1280
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........
 -- diluted......
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........
 -- diluted......
Pro forma
 earnings/(loss)
 per ADS
 -- basic........
 -- diluted......
                   Shire Roberts Pro Forma
                   --------------------------
                                     U.S.
                    U.S. GAAP(5)    GAAP(6)
                   --------------- ----------
Total revenue....  (Pounds)92,604  $ 143,537
Operating
 expenses........        (107,803)  (167,094)
Operating income
 (loss)..........         (15,199)   (23,557)
Interest income..           1,816      2,814
Interest
 expenses........          (2,393)    (3,709)
Other, net.......              23         36
Income (loss)
 from continuing
 operations
 before income
 taxes...........         (15,753)   (24,416)
Income taxes.....             459        711
Income (loss)
 from continuing
 operations......         (15,294)   (23,705)
Earnings/(loss)
 per ordinary
 share
 -- basic........             --         --
 -- diluted......             --         --
Weighted average
 ordinary shares
 outstanding
 -- basic........             --         --
 -- diluted......             --         --
Pro forma
 information
 based on
 exchange ratio
 of 3.4122(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........           (0.14)     (0.22)
 -- diluted......           (0.14)     (0.22)
 Pro forma
  weighted
  average
  ordinary shares
  outstanding
 -- basic........         107,867    107,867
 -- diluted......         107,867    107,867
Pro forma
 earnings/(loss)
 per ADS
 -- basic........           (0.43)     (0.66)
 -- diluted......           (0.43)     (0.66)
Pro forma
 information
 based on
 exchange ratio
 of 3.8407(10)
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........           (0.13)     (0.20)
 -- diluted......           (0.13)     (0.20)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........         115,868    115,868
 -- diluted......         115,868    115,868
Pro forma
 earnings/(loss)
 per ADS
 -- basic........           (0.40)     (0.61)
 -- diluted......           (0.40)     (0.61)
Pro forma
 information
 based on
 exchange ratio
 of 3.1280
Pro forma
 earnings/(loss)
 per ordinary
 share
 -- basic........           (0.15)     (0.23)
 -- diluted......           (0.15)     (0.23)
Pro forma
 weighted average
 ordinary shares
 outstanding
 -- basic........         102,560    102,560
 -- diluted......         102,560    102,560
Pro forma
 earnings/(loss)
 per ADS
 -- basic........           (0.45)     (0.69)
 -- diluted......           (0.45)     (0.69)

              Unaudited Pro Forma Combined Condensed Balance Sheet

                            As of September 30, 1999

                     U.K. GAAP
                   --------------
U.S. GAAP ASSETS
Current assets:
 Cash and current
  investments....  (Pounds)52,508
 Inventory, net..           7,612
 Accounts
  receivable,
  net............          18,685
 Notes
  receivable.....             --
 Other current
  assets.........           2,676
                   --------------
 Total current
  assets.........          81,481
Property and
 equipment, net..           3,423
Intangible
 assets, net.....          14,462
Other assets.....             --
                   --------------
 Totals assets...  (Pounds)99,366
                   ==============
 LIABILITIES AND
   SHAREHOLDERS
      EQUITY
Current
 liabilities:
Current
 installments of
 long term debt..  (Pounds) 5,354
Accounts payable
 and accrued
 expenses........          17,672
Taxes, other than
 income taxes....           2,236
Income taxes
 payable.........             197
Other current
 liabilities.....             969
                   --------------
 Total current
  liabilities....          26,428
Long term debt,
 including
 capital lease
 obligations.....           1,825
Other
 liabilities.....             877
Shareholders'
 equity..........          70,236
                   --------------
 Total
  liabilities and
  shareholders'
  equity.........  (Pounds)99,366
                   ==============
                             Shire                                   Roberts                 Shire Roberts Pro Forma
                   ----------------------------------------- ------------------------ --------------------------------------
                                                      U.S.     U.S.                      Merger                       U.S.
                   Adjustments (7)     U.S. GAAP    GAAP(8)    GAAP    U.S. GAAP(9)   Adjustment(9)    U.S. GAAP      GAAP
                   ---------------- --------------- -------- -------- --------------- ------------- --------------- --------
                                 (in thousands, except per ordinary share and per ADS amounts)
U.S. GAAP ASSETS
Current assets:
 Cash and current
  investments....  (Pounds)    --   (Pounds) 52,508 $ 86,113 $ 63,323 (Pounds) 38,612  (Pounds)--   (Pounds) 91,120 $149,436
 Inventory, net..              --             7,612   12,484   29,186          17,796          --            25,408   41,670
 Accounts
  receivable,
  net............              --            18,685   30,643   41,552          25,337          --            44,022   72,195
 Notes
  receivable.....              --               --       --     6,259           3,816          --             3,816    6,259
 Other current
  assets.........            7,402           10,078   16,528   12,174           7,423          --            17,501   28,702
                   ---------------- --------------- -------- -------- --------------- ------------- --------------- --------
 Total current
  assets.........            7,402           88,883  145,768  152,494          92,984          --           181,867  298,262
Property and
 equipment, net..              --             3,423    5,614   37,049          22,591          --            26,014   42,663
Intangible
 assets, net.....          119,964          134,426  220,459  348,761         212,659          --           347,085  569,220
Other assets.....           11,943           11,943   19,586   12,683           7,734          --            19,677   32,269
                   ---------------- --------------- -------- -------- --------------- ------------- --------------- --------
 Totals assets...  (Pounds)139,309  (Pounds)238,675 $391,427 $550,987 (Pounds)335,968  (Pounds)--   (Pounds)574,643 $942,414
                   ================ =============== ======== ======== =============== ============= =============== ========
 LIABILITIES AND
   SHAREHOLDERS
      EQUITY
Current
 liabilities:
Current
 installments of
 long term debt..  (Pounds)    --   (Pounds)  5,354 $  8,781 $  7,899 (Pounds)  4,816  (Pounds)--   (Pounds) 10,170 $ 16,680
Accounts payable
 and accrued
 expenses........              --            17,672   28,982   16,895          10,302       10,000           37,974   62,277
Taxes, other than
 income taxes....              --             2,236    3,667      --              --           --             2,236    3,667
Income taxes
 payable.........              --               197      323      --              --           --               197      323
Other current
 liabilities.....              --               969    1,589   35,825          21,845                        22,814   37,414
                   ---------------- --------------- -------- -------- --------------- ------------- --------------- --------
 Total current
  liabilities....              --            26,428   43,342   60,619          36,963       10,000           73,391  120,361
Long term debt,
 including
 capital lease
 obligations.....              --             1,825    2,993  122,188          74,505          --            76,330  125,181
Other
 liabilities.....              --               877    1,438      840             512          --             1,389    2,278
Shareholders'
 equity..........          139,309          209,545  343,654  367,340         223,988      (10,000)         423,533  694,594
                   ---------------- --------------- -------- -------- --------------- ------------- --------------- --------
 Total
  liabilities and
  shareholders'
  equity.........  (Pounds)139,309  (Pounds)238,675 $391,427 $550,987 (Pounds)335,968  (Pounds)--   (Pounds)574,643 $942,414
                   ================ =============== ======== ======== =============== ============= =============== ========

Notes

1. Adjustments reflecting differences between U.S. GAAP and U.K. GAAP:

                             Year ended     Year ended    Six months ended   Year ended    Nine months ended
                            June 30, 1996  June 30, 1997   Dec. 31, 1997   Dec. 31, 1998   September 30, 1999
                            -------------  -------------  ---------------- --------------  ------------------
   Amortization of
    goodwill............... (Pounds)(167)  (Pounds)(220)   (Pounds)(2,334) (Pounds)(6,709)   (Pounds)(5,103)
   Write off of in process
    research and
    development............      (14,728)       (50,626)              --              --                --
   Recognition of deferred
    tax asset..............          251            794             1,222           7,765             1,771
   Share option
    compensation costs.....         (100)           (40)           (1,365)         (3,313)           (6,380)
   Tax benefits of share
    option deductions......          --             --                --           (1,811)           (2,017)
                            ------------   ------------    --------------  --------------    --------------
     Total.................      (14,744)       (50,092)           (2,477)         (4,068)          (11,729)

  The following represent adjustments made to the Shire historical financial statements to convert them from U.K. GAAP to U.S. GAAP:

  (a) adjustment to record amortization charge on goodwill associated with previous acquisitions of Shire, namely Shire Pharmaceutical Contracts Ltd., Shire Laboratories Inc. and Shire Richwood Inc. Goodwill is being amortized on a straight line basis over its estimated useful life which ranges from 5 to 30 years. The weighted average amortisable life of goodwill at September 30, 1999 was 21 years. (See note 7a).

  (b) adjustment for the write off of that portion of the purchase price of the acquisition of Shire Pharmaceutical Contracts Limited, Shire Laboratories Inc. and Shire Richwood Inc. allocated to in process research and development where technological feasibility has not yet been established and for which there were no alternative future uses.

  (c) adjustment to recognize deferred tax assets which arise primarily from net operating loss carryforwards;

  (d) adjustment to record stock option compensation costs based on APB Opinion 25. See "Adoption of U.S. GAAP for Accounting Purposes."

    (e) adjustment to record the tax benefits of non qualifying stock options.

   See note 24 of Shire's audited financial statements for a discussion of these items.

2. Translation of pounds sterling into U.S. dollars has been made at the following rates based upon the average noon buying rates for the period. Such translation is based on generally accepted accounting principles for foreign currency translations.

                             Year ended    Year ended   Six months ended  Year ended   Nine months ended
                            June 30, 1996 June 30, 1997  Dec. 31, 1997   Dec. 31, 1998 September 30, 1999
                            ------------- ------------- ---------------- ------------- ------------------
   U.S. dollars per
    (Pounds)1.00...........     1.55          1.61            1.64           1.66             1.62

3. To present the results of Roberts for the years ended June 30, 1997 and 1996, and for the six month period ended December 31, 1997 the quarterly results on Form 10-Q were combined. There were no periods excluded from or included more than once in the recast financial statements.

4. Translation of U.S. dollars into pounds sterling has been made at the following rates based upon the average noon buying rates for the period. Such translation is based on generally accepted accounting principles for foreign currency translations.

                             Year ended    Year ended   Six months ended  Year ended   Nine months ended
                            June 30, 1996 June 30, 1997  Dec. 31, 1997   Dec. 31, 1998 September 30, 1999
                            ------------- ------------- ---------------- ------------- ------------------
   Pounds sterling per
    $1.00..................     0.65          0.62            0.61           0.60             0.62

 5. Represents total of Shire and Roberts U.S. GAAP income statements stated in pounds sterling.

 6. Represents total of Shire and Roberts U.S. GAAP income statements stated in U.S. dollars.

 7. Reflects adjustment:

                                                            September 30, 1999
                                                            ------------------
   Capitalization of goodwill arising on acquisitions, net
    of amortization.......................................       119,964
   Recognition of deferred tax asset......................        19,345
                                                                 -------
                                                                 139,309

  (a) adjustment to record goodwill and related accumulated amortization associated with previous acquisitions of Shire, namely Shire Pharmaceutical Contracts Ltd., Shire Laboratories Inc. and Shire Richwood Inc. Goodwill is being amortized on a straight line basis over its estimated useful life which ranges from 5 to 30 years;

  Capitalization of goodwill arising on acquisitions, net of amortization:

                                                 Goodwill
                            Completed Assembled  and other    Deferred
                            products  workforce intangibles consideration  Total
                            --------- --------- ----------- ------------- -------
   As at September 30,
    1999...................  100,433    1,324     12,620        5,587     119,964

  The weighted average amortisable life of goodwill at September 30, 1999 was 21 years.

  (b) adjustment to recognize deferred tax assets which arise primarily from net operating loss carryforwards.

 8. Translation of pounds sterling into U.S. dollars has been made at the rate of (Pounds)1.00 = $1.64 (the noon buying rate on September 30, 1999) based on generally accepted accounting principles for foreign currency translations. Translation of U.S. dollars into pounds sterling has been made at the rate of $1.00 = (Pounds)0.61.

 9. The unaudited pro forma combined income statements do not reflect expenses expected to be incurred by Shire and Roberts directly related to the merger as these costs will not have a continuing impact on the financial results. These expenses, consisting primarily of professional fees and distributing proxy materials are estimated at $16.4 million and will be charged as an operating expense upon consummation of the merger.

10. Pro forma weighted average ordinary shares have been calculated using the exchange ratios of 3.4122, 3.8407 and 3.1280 which are the mid, highest and lowest number of ordinary shares that can be issued for each Roberts share under the terms of the merger agreement.

  Earnings per share information is presented under the 3 scenarios to demonstrate the effect of the exchange ratio on the pro forma results.

                           Comparative Per Share Data

   The following table presents certain historical per share data for Shire and Roberts and unaudited pro forma and equivalent pro forma combined per share data to reflect the consummation of the merger based upon the historical financial results of Shire and Roberts presented under U.S. GAAP and the conversion of each Roberts share into 1.1374 ADSs (the exchange ratio as of July 23, 1999). The pro forma data are not necessarily indicative of actual or future operating results or of the financial position that would have occurred or will occur upon consummation of the merger. The data presented below should be read in conjunction with the separate historical consolidated financial statements of Shire and Roberts which are incorporated in this Prospectus-Proxy Statement by reference.

                                                 Nine Months Ended September 30, 1999
                          ---------------------------------------------------------------------------------------
                                                                                             Roberts Equivalent
                            Shire Historical      Roberts Historical  Pro Forma Combined        Pro Forma(1)
                          ----------------------  ------------------ ---------------------  ---------------------
                                         Note 2            Note 3
Basic earnings per
 ordinary share.........   (Pounds)0.04    $0.06  $0.62 (Pounds)0.38  (Pounds)0.07   $0.12   (Pounds)0.24   $0.39
Diluted earnings per
 ordinary share.........           0.04     0.06   0.61         0.38          0.07    0.11           0.23    0.38
Basic earnings per ADS..           0.12     0.19   1.86         1.15          0.21    0.35           0.73    1.19
Diluted earnings per
 ADS....................           0.11     0.18   1.83         1.13          0.21    0.33           0.70    1.13
Book value per ordinary
 share (4)..............           1.46     2.39  11.38         7.06          1.67    2.74           5.69    9.34
Book value per ADS......           4.38     7.18  34.14        21.17          5.00    8.21          17.08   28.01
                                                     Year Ended December 31, 1998
                          ---------------------------------------------------------------------------------------
                                                                                             Roberts Equivalent
                            Shire Historical      Roberts Historical  Pro Forma Combined        Pro Forma(1)
                          ----------------------  ------------------ ---------------------  ---------------------
                                         Note 2            Note 3
Basic earnings per
 ordinary share.........   (Pounds)0.02    $0.03  $0.54 (Pounds)0.33  (Pounds)0.05   $0.08   (Pounds)0.17   $0.27
Diluted earnings per
 ordinary share.........           0.02     0.03   0.53         0.32          0.05    0.08           0.17    0.27
Basic earnings per ADS..           0.05     0.08   1.62         0.98          0.15    0.25           0.52    0.85
Diluted earnings per
 ADS....................           0.05     0.08   1.60         0.96          0.15    0.24           0.50    0.83
Book value per ordinary
 share (4)..............           1.37     2.27  10.86         6.52          1.56    2.58           5.31    8.82
Book value per ADS......           4.11     6.82  32.58        19.55          4.67    7.75          15.94   26.46
                                                  Six Months Ended December 31, 1997
                          ---------------------------------------------------------------------------------------
                                                                                             Roberts Equivalent
                            Shire Historical      Roberts Historical  Pro Forma Combined        Pro Forma(1)
                          ----------------------  ------------------ ---------------------  ---------------------
                                         Note 2            Note 3
Basic earnings/(loss)
 per ordinary share.....  (Pounds)(0.03) $ (0.04) $0.01 (Pounds)0.01 (Pounds)(0.01) $(0.02) (Pounds)(0.04) $(0.07)
Diluted earnings/(loss)
 per ordinary share.....          (0.03)   (0.04)  0.01         0.01         (0.01)  (0.02)         (0.04)  (0.07)
Basic earnings/(loss)
 per ADS................          (0.08)   (0.12)  0.03         0.02         (0.04)  (0.06)         (0.13)  (0.21)
Diluted earnings/(loss)
 per ADS................          (0.08)   (0.12)  0.03         0.02         (0.04)  (0.06)         (0.13)  (0.21)

                                                       Year Ended June 30, 1997
                          ------------------------------------------------------------------------------------------
                                                                                                Roberts Equivalent
                            Shire Historical      Roberts Historical     Pro Forma Combined        Pro Forma(1)
                          ---------------------  ---------------------  ---------------------  ---------------------
                                         Note 2             Note 3
Basic earnings/(loss)
 per ordinary share.....  (Pounds)(0.75) $(1.20) $(1.07) (Pounds)(0.66) (Pounds)(0.44) $(0.71) (Pounds)(1.50) $(2.42)
Diluted earnings/(loss)
 per ordinary share.....          (0.75)  (1.20)  (1.07)         (0.66)         (0.44)  (0.71)         (1.50)  (2.42)
Basic earnings/(loss)
 per ADS................          (2.24)  (3.61)  (3.20)         (1.99)         (1.32)  (2.13)         (4.50)  (7.26)
Diluted earnings/(loss)
 per ADS................          (2.24)  (3.61)  (3.20)         (1.99)         (1.32)  (2.13)         (4.50)  (7.26)
                                                       Year Ended June 30, 1996
                          ------------------------------------------------------------------------------------------
                                                                                                Roberts Equivalent
                            Shire Historical      Roberts Historical     Pro Forma Combined        Pro Forma(1)
                          ---------------------  ---------------------  ---------------------  ---------------------
                                         Note 2             Note 3
Basic earnings per
 ordinary share.........  (Pounds)(0.28) $(0.43) $(0.26) (Pounds)(0.17) (Pounds)(0.14) $(0.22) (Pounds)(0.48) $(0.75)
Diluted earnings per
 ordinary share.........          (0.28)  (0.43)  (0.26)         (0.17)         (0.14)  (0.22)         (0.48)  (0.75)
Basic earnings per ADS..          (0.83)  (1.29)  (0.77)         (0.50)         (0.43)  (0.66)         (1.47)  (2.25)
Diluted earnings per
 ADS....................          (0.83)  (1.29)  (0.77)         (0.50)         (0.43)  (0.66)         (1.47)  (2.25)

Notes

1. The equivalent pro forma per share amounts were calculated by multiplying pro forma income per share and pro forma book value per share by the exchange ratio of 3.4122.

2. Translation of pounds sterling into U.S. dollars has been made at the following rates based upon the average noon buying rates for the period. Such translation is based on generally accepted accounting principles for foreign currency translations.

                             Year ended    Year ended   Six months ended  Year ended   Nine months ended
                            June 30, 1996 June 30, 1997  Dec. 31, 1997   Dec. 31, 1998 September 30, 1999
                            ------------- ------------- ---------------- ------------- ------------------
   U.S. dollars per
    (Pounds)1.00...........     1.55          1.61            1.64           1.66             1.62

3. Translation of U.S. dollars into pounds sterling has been made at the following rates based upon the average noon buying rates for the period. Such translation is based on generally accepted accounting principles for foreign currency translations.

                             Year ended    Year ended   Six months ended  Year ended   Nine months ended
                            June 30, 1996 June 30, 1997  Dec. 31, 1997   Dec. 31, 1998 September 30, 1999
                            ------------- ------------- ---------------- ------------- ------------------
   Pounds sterling per
    $1.00..................     0.65          0.62            0.61           0.60             0.62

4. Represents the amount of shareholders' equity, stated based on U.S. GAAP, divided by the number of shares outstanding at each period end.

   The number of shares assumed to be outstanding, on a pro forma basis using the exchange ratio of 3.4122, at each period end are as follows:

     At December 31, 1998                                          249,925,000
     At September 30, 1999                                         253,879,000

                      Comparative Market Price Information

   Shire ADSs are listed and traded on Nasdaq under the symbol "SHPGY." Each ADS represents three ordinary shares. Roberts shares are listed and traded on Amex under the symbol "RPC." Shire ordinary shares are listed and traded on the London Stock Exchange Limited under the symbol "SHP.L." The following table presents the per share closing market prices for the ADSs and Roberts shares on Nasdaq and the Amex, respectively, and the closing mid-market quotation for the ordinary shares as quoted in the Daily Official List of the LSE, for the periods indicated.

                                                                     Roberts
                        Shire ADSs        Shire Ordinary Shares      Shares
                       ---------------- ------------------------- -------------
                        High      Low       High         Low       High   Low
                       ------    ------ ------------ ------------ ------ ------
1999
3rd Quarter ..........
2nd Quarter........... $26.00    $18.88 (Pounds)5.28 (Pounds)3.96 $24.00 $17.00
1st Quarter...........  25.50     19.13         5.17         3.74  26.06  18.50
1998
4th Quarter...........  22.50     18.63         4.35         3.46  24.63  17.25
3rd Quarter...........  27.81     16.56         5.41         2.94  24.31  16.63
2nd Quarter...........  23.00     19.00         4.44         3.80  23.00  13.25
1st Quarter...........  21.44     20.00         4.10         2.87  14.25   9.69
1997
4th Quarter...........    -- (1)    --          2.88         2.60  11.75   9.56
3rd Quarter...........    --        --          2.84         2.35  12.75   9.88
2nd Quarter...........    --        --          2.37         2.17  13.50  10.19
1st Quarter...........    --        --          2.39         2.17  14.50  11.38

--------
(1) The initial offering of ADSs was in March 1998.

   On July 23, 1999, the last trading date before public announcement of the execution of the merger agreement, the closing price per ADS was $27.00, the closing price per Roberts share was $25.00 and the closing mid-market quotation
per ordinary share was 565p. On   , 1999, such per share prices were $  , $
and  p, respectively.

   On October 14, 1999, there were approximately 9,597,822 issued and outstanding ADSs and 143,628,836 ordinary shares in issue, including ordinary shares underlying ADSs. On that date, approximately 100% of the ADSs were held in the U.S. by 27 record holders, one of which is the Depository Trust Company. On October 15, 1999, there were approximately 31,997,043 issued and outstanding shares of Roberts common stock, of which 99.9% were held in the U.S. by 838 record holders.

                                Dividend Policy

   Historically, Shire has not paid any dividends. Shire does not anticipate paying any dividends on ordinary shares, or indirectly on ADSs, in the foreseeable future. As a matter of English law, Shire may pay dividends only out of its distributable profits, which are its accumulated realized profits under U.K. GAAP, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. As of December 31, 1998, Shire had an accumulated deficit of (Pounds)1.6 million. Future dividend policy will be dependent upon Shire's distributable profits, the financial condition of Shire, the terms of any then existing debt facilities and other relevant factors existing at that time.

   Roberts has not paid any cash dividends on Roberts shares in the past and it is unlikely that it will pay any dividends on Roberts shares in the foreseeable future.

                                  RISK FACTORS

   You should carefully consider the following risk factors in evaluating whether to vote FOR or AGAINST the approval and adoption of the merger agreement.

The following are risks that relate to the merger.

   If Shire and Roberts do not successfully integrate their operations, the merger may not benefit us or our shareholders. The combination of Shire and Roberts involves the integration of separate companies that have previously operated independently. If the integration is not completed successfully or takes longer than planned, the anticipated benefits of the merger may be lost or delayed. We may have difficulties integrating our sales forces, manufacturing facilities and infrastructure in the U.S. In integrating the operations of Roberts, Shire may encounter difficulties or experience the loss of key employees, customers or suppliers. In addition, Shire and Roberts must successfully integrate the operations and management of the two companies to achieve the potential benefits that were a factor in the Shire board's and the Roberts board's approving the merger.

   Because the exchange ratio is based on a range of trading prices, the value you will receive for your Roberts shares can not be determined today. The exchange ratio establishing the number of ordinary shares (or ADSs) you receive in the merger is fixed in the event the average ADS trading price at the close of the market for the 15 trading days ending the third trading day before the merger is below $21.09, between $23.73 and $29.01, or above $31.65. This means that a decrease in the value of the ADSs within these ranges will decrease the value of the consideration you receive for your Roberts shares. For a tabular presentation of the hypothetical values you would receive for each Roberts share you own based on various ADS trading values see "The Merger Agreement-- The Exchange Ratio." You should also note that neither Shire nor Roberts can terminate the merger agreement as a result of these fluctuations.

   The trading value of the ADSs will vary between the date of this Prospectus-Proxy Statement and the date of the completion of the merger. Because the merger may occur at a date later than the special meeting, the share prices at the time of the special meeting may not be indicative of the consideration you will receive at the closing of the merger.

   Persons affiliated with Roberts have interests that may conflict with the interests of Roberts shareholders in the merger. Some members of Roberts' management have interests in the merger that are different from or in addition to your interests as a Roberts shareholder. As a result, these individuals may have interests different from your own. Specifically:

  . some of Roberts' directors will be appointed directors of Shire after the merger;

  . six senior executives of Roberts will be entitled under their employment agreements to receive, if their employment is terminated after the merger in circumstances described in their employment agreements, severance payments equal to three or four times their salary, plus additional payments;

  . a number of other executives, if their employment is terminated after the merger, will be entitled to receive a severance payment equal to one year's salary plus other payments;

  . under Roberts' Change of Control Severance Plan, any employee whose employment is terminated "without cause" after the merger will be entitled to a severance payment;

  . options granted under the 1996 Equity Incentive Plan will vest and become exercisable after the merger;

  . under the terms of Roberts' SERP and as a result of the merger, the plan participants will become fully vested and Roberts will be required to credit each of the plan participants with 10 years of service with Roberts and fund the SERP in an amount sufficient to pay all benefits under the plan;

  . when the merger is completed, John T. Spitznagel, President and Chief Executive Officer of Roberts, will resign his position with Roberts and become entitled to severance benefits under his employment agreement. Mr. Spitznagel and Shire will enter into a consulting agreement for a term of 42 months for a total consideration of $940,000 per annum; and

  . Shire has agreed to indemnify each of Roberts' current directors and officers against losses and claims arising in connection with their actions as a director or officer prior to the merger and to provide insurance for up to six years.

We have described the interests of these persons in more detail under the heading "Interests in the Merger of Persons Affiliated with Roberts."

   Termination fees and an option agreement could make an alternative transaction more difficult or expensive. Shire or Roberts must pay to the other a termination fee of $30 million if the merger agreement terminates under specified circumstances. Shire and Roberts have also entered into an option agreement which provides Shire with the right to acquire up to 19.9% of Roberts' outstanding common stock under specified conditions. The termination fees and the option agreement could deter interested third parties from entering into an alternative transaction with either Shire or Roberts more beneficial to shareholders by making such an alternative more difficult or expensive.

   Roberts' shareholders will experience a reduction in basic and diluted earnings per share on a pro forma basis. The merger will reduce Roberts' basic and diluted earnings per share on a pro forma basis for the nine months ended September 30, 1999, the year ended December 31, 1998 and the six months ended December 31, 1997. On a historical basis for Roberts, diluted earnings per share from continuing operations for these periods were $0.61, $0.53 and $0.01, respectively. On a historical basis for Roberts, basic earnings per share from continuing operations for these periods were $0.62, $0.54 and $0.01 respectively. On a Roberts equivalent pro forma basis, after giving effect to the merger, basic earnings per share would have been $0.39, $0.27 and $(0.07) respectively. On a Robert's equivalent pro forma basis, after giving effect to the merger, diluted earnings per share would have been $0.38, $0.27 and $(0.07), respectively. Roberts shareholders will also experience a reduction in book value per share on a pro forma basis. On a historical basis for Roberts, book value per share for the periods ended September 30, 1999 and December 31,1998 was $11.38 and $10.86 respectively. On a Roberts equivalent pro forma basis, after giving effect to the merger, book value per share would have been $9.34 at September 30, 1999 and $8.82 at December 31, 1998. The pro forma earnings per share information contained in this paragraph is the Roberts pro forma equivalent data which is calculated by multiplying the pro forma income per share by 3.4122, the exchange ratio as of September 1, 1999. Whether the merger will ultimately add to or reduce Roberts' earnings per share and book value per share will depend on the actual results achieved by Shire after the merger when compared to the results that could have been achieved by Roberts on a stand-alone basis.

The following are risks that relate to the operations of both Roberts and Shire.

   If we cannot obtain the financing necessary to fund our expansion, we will not be able to respond to changes in demand from our customers. We anticipate that our existing capital resources, together with cash expected from operations and available from bank borrowings, should be sufficient to finance our current and anticipated operations and working capital requirements for the next twelve months. However, the acquisition and licensing of products, the expansion of our sales force, and any expansion or relocation of our facilities would require substantial capital resources. If adequate funds are not available, we may be unable to pursue acquisitions, or be forced to curtail in-licensing or research and development programs. To satisfy our capital requirements, we may need to raise additional funds through public and private financings, including equity financings. We may also seek additional funding through corporate collaborations and other financing arrangements. We do not know whether adequate funds will be available when needed or on terms acceptable to us. Alternatively, we may need to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to some or all of our technologies or product candidates. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting the value of ordinary shares and ADSs.

   We intend to continue to explore acquisitions and if we do not successfully integrate future acquisitions, we may have products or operations that do not yield any benefit to us or our shareholders. We intend to pursue product acquisitions that could complement or expand our business. However, we may not be able to identify appropriate product acquisition candidates in the future. If a product acquisition candidate is identified, we do not know if we will be able to successfully negotiate the terms of that acquisition, finance that acquisition or integrate an acquired product into our existing business and products. The negotiation and consummation of potential product acquisitions could cause diversion of management's time and resources. If we consummate one or more significant product acquisitions through the issuance of ordinary shares or ADSs, holders of ordinary shares and ADSs could suffer significant dilution of their ownership interests.

   If we do not successfully complete our clinical trials, our products will not receive authorization for manufacture and sale. Before obtaining regulatory approvals for the commercial sale of each of our products under development, we must demonstrate through clinical trials that the product is of appropriate quality, safe and effective for the claimed use. Clinical trials of any product under development may not demonstrate the quality, safety and efficacy of such product or will result in an approvable or a marketable product. Our failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. In addition, regulatory authorities in Europe or the U.S. (including the U.K. Medicines Control Agency and the U.S. FDA) may require additional clinical trials, which could result in increased costs and significant development delays.

   The completion rate of clinical trials is dependent upon, among other factors, obtaining adequate clinical supplies and recruiting patients. Delays in patient enrollment in clinical trials may also result in increased costs and program delays. Additional delays can occur in instances in which we share control over the planning and execution of product development with collaborative partners. We intend to continue to out-license a number of our products and the clinical development of such out-licensed products would then be the responsibility of the licensee. We cannot assure you that if clinical trials are completed, we or our collaborative partners will file for or receive required authorizations to manufacture and/or market potential products in a timely manner.

   Because our industry is highly regulated, we must utilize a large amount of resources before we can produce and sell our products. The clinical development, manufacture, marketing and sale of pharmaceutical products are subject to extensive regulation, including separate regulation by each country in the European Union, the E.U. itself and federal, state and local regulation in the U.S. Unanticipated legislative and other regulatory actions and developments concerning various aspects of our operations and products may adversely affect us. The primary regulatory authorities which regulate our ability to manufacture and sell pharmaceutical products include the MCA in the U.K., the FDA and the DEA in the U.S. and the Health Protection Branch of the Ministry of Health in Canada.

   Drug companies that manufacture or market drugs are required to obtain regulatory approval before marketing most drug products. Regulatory approval is generally based on the results of:

  .  preclinical testing;

  .  clinical data;

  .  manufacturing, chemistry and control data; and

  .  bioavailability.

The generation of data is regulated and any generated data are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Required regulatory approvals may not be obtained in a timely manner, if at all. In addition other regulatory requirements for any such proposed products may be met. Even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than we desire and could affect the marketability of our products.

   Regulatory authorities have the power to:

  .  revoke or suspend approvals of previously approved products;

  . require the recall of products that fail to meet regulatory requirements; and

  . close manufacturing plants that do not operate in conformity with current Good Manufacturing Practices and/or other regulatory requirements or approvals.

Such delays or actions could affect our ability to manufacture and sell our products.

   We face a risk of product liability claims for which we may not have adequate insurance. Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. Our financial condition and results of operations could be materially adversely affected by the assertion of a product liability claim for which we do not have adequate insurance. We could be rendered insolvent if, in the absence of insurance, we do not have sufficient financial resources to satisfy a liability resulting from such a claim or to fund the legal defense of such a claim. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Although Shire carries primary product liability insurance in the amount of (Pounds)100 million per claim and (Pounds)100 million in the aggregate on a claims-made basis and umbrella liability insurance, which can also be used for product liability claims, in the amount of (Pounds)20 million per claim and (Pounds)20 million in the aggregate this coverage may not be adequate. This insurance coverage does not include phentermine, which is not separately insured by Shire in the current year. See "--Shire is named as a defendant in a large number of lawsuits involving phentermine." In addition, we do not know if insurance coverage for present or future products will continue to be available.

   Larger competitors may be able to take our market share by developing superior or more cost-effective products. The manufacture and sale of pharmaceuticals is highly competitive. If any products are approved by the FDA to compete with one of our principal drugs, sales of those drugs will likely fall. Many of our competitors are large, well-known pharmaceutical, chemical and health care companies which have considerably greater resources than we do. Many of our present and potential competitors have research and development capabilities that may allow them to develop new or improved products that may compete with our products. Companies with more resources and larger research and development expenditures have a greater ability to fund research and clinical trials necessary for regulatory applications. They may also have an improved likelihood of obtaining approval of drugs competing with those currently marketed or under development by us. The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceuticals could be rendered obsolete or uneconomical by the development of new pharmaceuticals or as the result of either technological advances affecting the cost of production or marketing or pricing action by one or more of our competitors.

   Our sales will decline if our products are not accepted by the medical community. Our ability to sell any pharmaceutical products after the receipt of regulatory approval will depend in part on the acceptance of those products by physicians and patients. Unanticipated side effects or unfavorable publicity concerning any of our products generally or those of our competitors could have an adverse effect on our ability to maintain and/or obtain regulatory approvals or successfully market our products. Our future results of operations will also depend on continued market acceptance of our current products and the lack of substitutes which are cheaper or more effective.

   Reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as HMOs and managed care organizations. Third party payors are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In addition, the purchase of pharmaceutical products could be significantly influenced by the following, which would result in lower prices and a reduced demand for our products:

  .  the trend toward managed health care in the U.S.;

  .  the growth of organizations such as HMOs and MCOs;

  . legislative proposals to reform health care and government insurance programs; and

  . price controls and non-reimbursement of new and highly priced medicines for which the economic and therapeutic rationales are not established.

These cost containment measures and health care reform could affect our ability to sell our products.

   The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement might not be available for some of our products. Reimbursement for a product, if granted, may not be maintained. Limits placed on reimbursement could reduce the demand for, or make it harder for people to buy our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation which will affect third party coverage and reimbursement that reduces demand for our products.

   Continued consolidation could cause a decline in our sales. In both the U.S. and the U.K., a small number of large wholesale distributors control a significant share of each market. In addition, the number of independent drug stores and small chains has decreased as retail pharmacy consolidation has occurred. Consolidation or financial difficulties could cause customers to reduce their inventory levels, or otherwise reduce purchases of our products.

   Any loss of our key personnel could prevent us from developing new products. Our success is dependent on our ability to attract and retain highly qualified management and scientific personnel. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. We may not be able to successfully attract and retain such personnel. In general, we have agreements with some of our key scientific and management personnel for periods of one year or less. The loss of such personnel, or the inability to attract and retain the additional, highly skilled employees required for our activities, could prevent us from developing new products. We have key man insurance for Rolf Stahel, Chief Executive of Shire, in the amount of $1 million.

   Our future financial results may be impacted by a number of factors, some of which are beyond our control. Shire has experienced losses on ordinary activities after taxation in four out of the past five fiscal years. Roberts has experienced losses in three out of the past five fiscal years. We may not be able to achieve sustained profitability. Our results of operations have varied, and will vary in the future, from period to period, due to a variety of factors, including:

  .  costs incurred to acquire, license, develop and market pharmaceuticals;

  .  changes in prescription writing practices;

  .  spending on research and development;

  .  the introduction of new products by us or our competitors;

  .  cost increases from third-party manufacturers;

  .  supply interruptions;

  .  the expiration of intellectual property protection;

  .  the availability and cost of raw materials;

  .  the mix of products sold by us;

  .  changes in marketing and sales expenditures;

  .  changes in reimbursement practices;

  .  market acceptance of our products;

  .  competitive pricing pressures; and

  . general economic and industry conditions that affect demand for our products.

   A reduction in the value of the U.S. dollar could reduce our earnings. Changes in exchange rates, particularly those between the U.S. dollar and pound sterling will affect our results of operations. For the year ended December 31, 1998, approximately 66% of Shire's revenue was earned in U.S. dollars while approximately 52% of Shire's expenses were in pounds sterling. Any material decrease in the value of the U.S. dollar compared to the pound could reduce our earnings by decreasing the value of our revenues relative to our expenses.

   If we are unable to renew or extend contracts with manufacturers or licensees as they expire, we may not be able to develop or manufacture some of our products. We have entered into licensing and co-development agreements with a number of parties. We face the risk that, upon expiration or termination of a third party agreement, we may not be able to renew or extend the agreement with the third party as our interests may no longer coincide. In addition, we may not be able to obtain an alternative supplier for the necessary goods or services on commercially viable terms if at all. Our development agreements generally are terminable upon the occurrence of events described in the agreements, such as the non-payment of royalties or the insolvency of one of the parties to the agreement, and, in some cases, upon notice. In such circumstances we may be unable to continue to develop or market our products as planned and could be required to abandon or divest a product line.

   The principal components of our products are active and inactive pharmaceutical ingredients and special packaging materials. Many of these components are available only from one supplier. We may not be able to establish or maintain good relationships with suppliers. Additionally, we do not know if suppliers will continue to exist or be able to supply ingredients which meet regulatory requirements. We currently contract for some of our manufacturing needs with manufacturers that comply with current Good Manufacturing Practices, and other applicable laws and regulations. Our third-party manufacturers may not be able to supply finished products which meet these requirements. The availability of finished products may also be interrupted because of noncompliance with regulatory requirements. In the case of a new product, we are also subject to the risk that third party manufacturers will not be able to meet our need to supply market requirements for production in sufficient quantities.

   The development and approval of our products depends on our ability to procure active ingredients and special packaging materials from sources approved by regulatory authorities. Because the marketing approval process requires manufacturers to specify their own proposed suppliers of active ingredients and special packaging materials in their applications, regulatory approval of a new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The need to qualify a new supplier could delay our development and marketing efforts.

   If our products are not adequately protected by our intellectual property, competitors may manufacture and market products similar to ours. An important part of our business strategy is the protection of our products and technologies by means of patents, proprietary technology and trademarks. Our success depends upon the ability of our collaborators and licensors to protect their own intellectual property rights. Patents and patent applications covering a number of the technologies and processes owned or licensed to us have been granted or are pending in various countries, including the U.S. We intend to enforce vigorously our patent rights and believe that our collaborators intend to enforce vigorously patent rights they have licensed to us. However, such patent rights may not prevent other entities from developing, using or commercializing products that are similar or functionally equivalent to our products or technologies or processes for formulating or manufacturing similar or functionally equivalent products. Such patent rights may be successfully challenged in the future. Additionally, our products or the technologies or processes used to formulate or manufacture those products may now or in the future infringe the patent rights of third parties. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manufacture or sale of our products. If third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patent rights that will be sufficiently broad to prevent us or our strategic collaborators from developing, manufacturing or selling our products. We may need to obtain licenses for intellectual property rights from others to develop, manufacture and market commercially viable products. We may not be able to obtain these licenses on commercially reasonable terms, if at all. In addition, any licensed patents or proprietary rights may not be valid and enforceable.

   There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. These lawsuits relate to the validity and infringement of patents. The expense of defending lawsuits brought against us could cause us not to defend these suits and abandon the products. In the past, innovators of products which we are in the process of developing have filed patent infringement lawsuits challenging notices of non-infringement submitted as part of regulatory filings. These lawsuits may be brought by innovators against us or our collaborative partners while we or our collaborative partners pursue regulatory approvals for our products. The ultimate outcome of this type of litigation, if brought, may not be favorable. Our own patents may be subject to infringement by others. While we may pursue litigation in order to protect these rights, we may not be successful in these lawsuits. We are also required to certify to regulatory authorities, such as the FDA, when seeking approval of some of our products that the product does not infringe upon third party rights. A patent holder may challenge a notice of non-infringement or invalidity by filing suit for patent infringement within 45 days of receiving notice. This challenge, if made, would prevent regulatory approval in the U.S. until the suit is resolved or until at least 30 months had elapsed.

   We also rely on trade secrets and other un-patented proprietary information, which we generally seek to protect by confidentiality and nondisclosure agreements with our employees, consultants, advisors and collaborators. These agreements may not effectively prevent disclosure of confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. For example, although we rely on proprietary information and trade secrets relating to Adderall(R), Adderall(R) is not patent protected and competitors may be able to produce competing products. If our employees, scientific consultants or collaborators develop inventions or processes that may be applicable to our products under development, such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Our failure to obtain or maintain patent and trade secret protection, for any reason, could allow other companies to make competing products and reduce the sales of our products.

   We have filed applications to register various trademarks for use in connection with pharmaceuticals and related laboratory services in the U.S. and intend to continue to trademark new product names as they are developed. In addition, with respect to certain products, we rely on the trademarks of third parties. These trademarks may not afford adequate protection, or that we or those third parties will have the financial resources to enforce any rights under any of these trademarks. Our inability or the inability of these third parties to protect their trademarks because of successful third party claims to those trademarks could allow others to use our trademarks and dilute their value.

   If we do not achieve a diversified customer base, we will be vulnerable to the loss of important individual customers. In the U.S., our customers include McKesson Corp., Bergen Brunswig Corp. and Cardinal Health, Inc. In the U.K., our customers include The Boots Company plc, AAH Pharmaceuticals Limited and Unichem plc. For the fiscal year ended December 31 1998, Shire's two largest customers, McKesson Corp. and Cardinal Health, Inc. accounted for approximately 20% and 9% of its revenues, respectively. The loss of either of these customer accounts could substantially reduce our revenues.

The following are risks that relate to Shire and will relate to the combined company after the merger.

   Any decrease in the sale of Adderall(R) could significantly reduce revenues. In 1998, sales of Adderall(R) were approximately $80.5 million, representing approximately 59% of Shire's revenues. Any factors adversely affecting the sale or production of Adderall(R) would significantly reduce Shire's revenues. An explosion in August 1998 at Shire's then supplier of the active ingredients for Adderall(R) halted its production for a total of 84 days. If a similar incident were to occur again, we would experience a substantial decrease in revenues.

   Other factors which could adversely affect sales of Adderall(R) include:

  .  development of competitive pharmaceuticals;

  .  technological advances;

  .  increased production costs;

  .  marketing or pricing actions by Shire's competitors;

  .  changes in prescription writing practices;

  .  the occurrence of adverse reactions to Adderall;

  .  changes in reimbursement policies of third party payors; or

  .  product liability claims.

   Shire is named as a defendant in a large number of lawsuits involving phentermine and may incur significant liability if it loses one or more of these suits. Shire is currently a defendant in approximately 3,000 lawsuits, in both federal and state courts, which seek damages for, among other things, personal injury arising from our phentermine products supplied for the treatment of obesity by Shire and several other pharmaceutical companies. Shire has been sued as a manufacturer and distributor of phentermine, an anorectic used in the short-term treatment of obesity and one of the products addressed by the lawsuits. If Shire is found liable in some or all of these lawsuits for damages in excess of its assets, it would be required to consider reorganizing and seeking protection in bankruptcy or initiating insolvency proceedings. The suits relate to phentermine either alone or together with fenfluramine or dexfenfluramine. In 87 of these suits, the plaintiffs have specifically alleged that they used Oby-Cap or Oby-Trim, phentermine products produced by Shire. The lawsuits generally allege the following claims:

  . the defendants marketed phentermine and the other products for the treatment of obesity and misled users about the products and the dangers associated with them;

  . the defendants failed to adequately test phentermine individually and when taken in combination with the other drugs; and

  . the defendants knew or should have known about the negative effects of the drugs and should have informed the public about such risks and/or failed to provide appropriate warning labels.

   Shire became involved with phentermine through its acquisition of certain assets of Rexar Pharmacal Corp. in January 1994. In addition to liability as a result of its own production of Oby-Cap, plaintiffs may seek to impose liability on Shire as a successor to Rexar. Class certification has been sought for certain of the claims made against Shire and the other defendants. In addition, pending federal lawsuits have been consolidated as a multidistrict litigation in the Eastern District of Pennsylvania. Shire intends to vigorously defend all the lawsuits and pursue all available reasonable defenses. Legal expenses have thus far been paid by the insurers of Eon Labs Manufacturing Inc., the supplier to Shire. Through approximately August 1999, Eon and its distributors, including Shire, had exhausted $25 million in insurance proceeds defending the lawsuits. Additional insurance is available to Shire and the other Eon distributors through Eon's carriers in the amount of $22.75 million in the aggregate. In addition, Shire has its own insurance up to a maximum of $3 million for lawsuits filed in the period to April 28, 1998, an unlimited indemnity given by Eon and a limited indemnity from the former shareholders of SRI given at the time of acquisition of SRI by Shire. Shire has already spent a substantial amount of resources in managing these lawsuits and will continue to do so.

   We will have to make substantial severance payments to Roberts' senior management team if they leave Shire or are terminated without cause. Fifteen senior executives of Roberts, comprising all the Senior Vice Presidents and Vice Presidents, are entitled under their agreements with Roberts to be paid cash if they terminate their employment after one year and before two years following completion of the merger or if they are terminated by Shire without cause at any time. The total amount of payments that could be made by Shire is $7.0 million. In addition, as a result of accelerated vesting following the merger, the same executives can exercise a total of 936,550 options.

                      WHERE YOU CAN FIND MORE INFORMATION

   Roberts and Shire are each subject to the informational requirements of the Securities Exchange Act of 1934, and Roberts files reports, proxy statements and other information, and Shire files annual reports and certain other information, with the Securities and Exchange Commission, or the SEC. You can inspect and copy those reports, proxy statements and other information at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the SEC's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an internet Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Roberts but not Shire. The address of this Website is http://www.sec.gov.

   Shire has filed with the SEC a registration statement on Form F-4 to register the Shire ordinary shares, including ordinary shares underlying the ADSs, to be issued to Roberts shareholders in the merger and a registration statement on Form F-6 in respect of the Shire ADSs under the Securities Act. This Prospectus-Proxy Statement is a part of the registration statement on Form F-4 and constitutes a prospectus of Shire in respect of the Shire ordinary shares underlying the Shire ADSs and the Shire ordinary shares to be issued to Roberts shareholders in connection with the merger, in addition to being a proxy statement of Roberts for the special meeting. As allowed by SEC rules, this Prospectus-Proxy Statement does not contain all the information you can find in the registration statements or the exhibits to the registration statements. Statements contained in this Prospectus-Proxy Statement concerning any other documents are not necessarily complete and, in each instance, reference is made to the copies of these documents filed as exhibits to the registration statements. Each of these statements is qualified in its entirety by this reference.

                         CURRENCIES AND EXCHANGE RATES

   References in this Prospectus-Proxy Statement to "dollars," "$" or "c" are to the currency of the U.S., and references to "pounds sterling," "pounds," "(Pounds)," "pence" or "p" are to the currency of the United Kingdom. There are 100 pence to each pound. Solely for your convenience, this Prospectus-Proxy Statement contains translations of certain pounds sterling amounts into U.S. dollars at specified rates. These translations should not be taken as assurances that the pounds sterling amounts currently represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate at any time.

   In this Prospectus-Proxy Statement, unless otherwise stated, pounds sterling have been translated into U.S. dollars at a rate of $1.64 per (Pounds)1.00, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 1999, which we refer to in this Prospectus-Proxy Statement as the
noon buying rate. On     , 1999, the noon buying rate was $     per
(Pounds)1.00.

   The following table sets forth, for each period indicated, the high and low noon buying rates for one pound sterling expressed in U.S. dollars, the average noon buying rate during the period, and the noon buying rate at the end of the period, based upon information provided by the Federal Reserve Bank of New
York:

                                            Nine Months
                                               Ended     Year Ended December 31,
                                           September 30, -----------------------
                                               1999       1998    1997    1996
                                           ------------- ------- ------- -------
High......................................    $1.6585    $1.7222 $1.7035 $1.7123
Low.......................................    $1.5515    $1.6114 $1.5775 $1.4948
Average...................................    $1.6131    $1.6573 $1.6376 $1.5607
Period End................................    $1.6457    $1.6628 $1.6427 $1.7123

   The following table sets forth, for each period indicated, the high and low rates for one U.S. dollar expressed in pounds sterling, the average rate during the period, and the rate at the end of this period, based upon information obtained from the Federal Reserve Bank of New York:

                     Nine Months
                        Ended                Year Ended December 31,
                    September 30,  --------------------------------------------
                         1999           1998           1997           1996
                    -------------- -------------- -------------- --------------
High............... (Pounds)0.6030 (Pounds)0.5807 (Pounds)0.5870 (Pounds)0.5840
Low................ (Pounds)0.6445 (Pounds)0.6206 (Pounds)0.6339 (Pounds)0.6690
Average............ (Pounds)0.6199 (Pounds)0.6034 (Pounds)0.6106 (Pounds)0.6408
Period End......... (Pounds)0.6076 (Pounds)0.6014 (Pounds)0.6088 (Pounds)0.5840

                             SHIRE AFTER THE MERGER

Overview

   After the merger, we will be a specialty pharmaceutical company with four areas of therapeutic focus: central nervous system disorders, gastrointestinal disorders, metabolic/bone diseases and cancer. We refer to ourselves as "specialty" because our principal products tend to be prescribed by specialists as opposed to primary care physicians. In the U.S., the number of prescribers specializing in a particular disease area tends to range from 2,000 to 10,000 compared with a total of approximately 200,000 primary care physicians. Accordingly, a comparatively small salesforce such as ours can promote specialty products effectively but could not be expected to achieve the necessary coverage of primary care physicians.

   Our principal products will include Adderall(R) for the treatment of Attention Deficit Hyperactivity Disorder, Carbatrol(R) for the treatment of epilepsy, Pentasa(R) for the treatment of ulcerative colitis, Agrylin(R) for the treatment of elevated blood platelets and ProAmatine(R) for the treatment of low blood pressure in the U.S. and the Calcichew(R) range used primarily as adjuncts in the treatment of osteoporosis in the U.K. In addition, we will have a number of products in late stage development including Reminyl(R) for the treatment of Alzheimer's disease, Dirame(R) for the treatment of moderate to moderately severe pain, Lambda(R) for the treatment of high blood phosphate levels associated with kidney failure, RL0903 for the treatment of prostate cancer and Emitasol(R) for the treatment of nausea and vomiting.

   Roberts has license agreements with other pharmaceutical companies giving Roberts exclusive rights to develop and market its three largest products, Pentasa(R), ProAmatine(R) and Agrylin(R), and some of its products under development, including RL0903, Dirame(R), Tazofelone(R) and Sampatrilat(R). Roberts' exclusive rights under these agreements will not change as a result of the merger. In addition, ProAmatine(R) and Agrylin(R), which have been granted Orphan Drug status by the FDA, will continue to have Orphan Drug status after the merger.

   After the merger, our revenues will continue to be derived from three sources: sales of products by our own sales and marketing operations principally in the U.S., the U.K. and Canada; licensing and development fees; and royalties. On a pro forma basis, we had revenues (turnover) of (Pounds)186.0 million and a profit after tax of (Pounds)14.1 million for the year ended December 31, 1998 or $308.8 million and $23.5 million, respectively, in each case based upon an exchange rate of $1.66 for each pound sterling, the average of the noon buying rates for the period.

Strategy and Approach

   Our strategy is to develop products and, where appropriate, to market them through our own sales organizations in the major markets of the world. The key elements of our operating strategy are described below:

   Market proprietary products through our own sales force. We believe that higher financial returns can be achieved by marketing our products directly, as opposed to receiving royalties on licensees' sales. The merger significantly enhances our sales and marketing capability in the U.S. and the U.K. The merger also provides a platform for expansion in Canada through Roberts' operation there. We intend to continue to expand our sales and marketing capability, as opportunities arise, particularly in the major European markets. If suitable opportunities cannot be found, we intend to establish our own sales and marketing organizations in those territories, possibly in conjunction with the purchase of a product or products from third parties.

   Manage development risk. Recognizing the inherent risks of failure in drug development, both Roberts and Shire have historically sought to manage development risk by maintaining a broad and balanced development portfolio. Shire has also sought to selectively leverage relationships with collaborative parties. Neither company has undertaken discovery research for new chemical entities. Instead, as a combined company we anticipate continuing to rely on our broad network of contacts to identify product candidates which can be developed either internally or through collaborative partnerships.

   Focus on late-stage development products. Roberts has organized its activities to focus on late-stage development drugs. Shire has also sought to identify promising product candidates already under development or exploit a number of proprietary drug delivery technologies to develop products. In addition to developing our proprietary pipeline products, our principal objective will be to concentrate our operations on licensing, acquiring, developing, marketing and selling proven products and technologies. Both companies have

Sales and Marketing

   We intend to use our sales and marketing infrastructure to sell and market most of our licensed and internally developed products. Our combined sales and marketing operations in the U.S., the U.K. and Canada will consist of 269, 92 and 25 sales representatives, respectively. Following the merger, this expanded sales force will have a broader portfolio of products with opportunities to benefit from increased coverage. We also believe that the merger will create a larger base from which to build a sales and marketing infrastructure in Continental Europe.

   On October 25, 1999, Shire announced that it had acquired the German and French subsidiaries of Fuisz Technologies Limited and entered into an agreement to acquire Fuisz's Italian subsidiary. The purchase price for the three subsidiaries, all of which are marketing companies, was $39.5 million. All three companies have a low asset base and no manufacturing facilities and consist of a total sales force of 55, of which 20 are employees and the remainder are contract sales representatives.

Combined Marketed Products

   The table below lists the key currently marketed products of Shire and Roberts by therapeutic areas, indicating the owner or licensor of the product and who is marketing the product in which territory.

                                                          Marketed By/Relevant
Products         Principal Indication(s)  Owner/Licensor        Territory
--------         -----------------------  --------------  --------------------
Treatments for central nervous system
 disorders
Adderall(R)      ADHD                     Shire          Shire/U.S.
DextroStat(R)    ADHD                     Shire          Shire/U.S.
Carbatrol(R)     Epilepsy                 Shire          Shire/U.S.
Treatments for metabolic/bone diseases
Calcichew(R)
 range           Osteoporosis adjunct     Nycomed        Shire/U.K. and Ireland
Treatments for blood disorders/cancer
Agrylin(R)       Elevated blood platelets Roberts        Roberts/U.S. and Canada
ProAmatine(R)    Low blood pressure       Nycomed        Roberts/U.S. and Canada
Treatments for gastrointestinal
 disorders
Pentasa(R)       Ulcerative colitis       Ferring        Roberts/U.S.
Treatments for other indications
Noroxin(R)       Urinary tract infections Merck          Roberts/U.S.
Colace(R)/Peri-
 Colace(R)       Constipation             Roberts        Roberts/U.S. and Canada

Products Under Development

   After the merger, we will seek to maintain a broad and balanced approach to our development of new products by, among other things, leveraging third-party research and development expertise. We have no plans to become directly involved in discovery research for new chemical entities, preferring instead to license compounds from third parties and develop them through the clinical phase with a view to marketing them through our own sales and marketing organization. On a combined basis Roberts and Shire spent approximately $60 million on research and development in the year ended December 31, 1998.

   The table below lists the key products under development by Shire and Roberts by therapeutic area, including their development status and their territorial rights. Where either company has secured a licensee for a product, this fact is also indicated.

                    Principal
 Product(s)         Indication(s)         Status          Territorial Rights    Licensee(s)
 ----------         ------------          ------          ------------------    ----------
 Treatments for central nervous system disorders
 Reminyl(R)
 (galantamine)      Alzheimer's disease   In registration Global                 Janssen
 Dirame(R)          Moderate/moderately   Phase III       Global
                    severe pain
 SLI381             ADHD                  Phase I         Global
 SPD417             Manic depression      Phase I         Global
 SPD503             ADHD                  Pre-clinical    Global
 SPD418             Epilepsy              Pre-clinical    Global
 SPC502             Stroke                Pre-clinical    Global excl. Nordic
                                                          and Baltic countries
 Treatments for metabolic/bone diseases
 Lambda(R)          High blood            Phase III       Global
                    phosphate
                    levels in patients
                    with
                    kidney failure
 ProAmatine(R)      Low blood pressure    Phase II        U.S., U.K., Canada
                    in
                    dialysis patients
 Treatments for gastroenterological disorders
 Pentasa(R) (500mg) Ulcerative colitis    Phase III       U.S.
 Emitasol(R)        Nausea and vomiting   Phase III       U.S., Canada
                    Inflammatory bowel
 Tazofelone(R)      disease               Phase II        Global
                    Irritable bowel
 LY315535           syndrome              Phase I         North America
 Treatments for oncological diseases
 RL0903             Prostate cancer       Phase III       North America, Europe

Drug Delivery Technologies

   We have a platform of five drug delivery technologies that can be applied to drugs in order to enhance their effectiveness or their convenience to patients in terms of dosage regimen. Generally, this involves re-formulating the drug into a new delivery system designed either to enhance the absorption of the drug into the blood stream or, alternatively, to delay absorption of the drug into the bloodstream, thereby requiring the patient to take fewer daily doses.

   Our portfolio of drug delivery technologies includes three technologies designed to improve the oral delivery of drugs, a technology for rapid absorption through the tissues of the mouth and a system for delivering drug through the skin from an adhesive patch. We intend to make these technologies available to third parties in return for development fees, milestones and royalties. We also intend to employ these technologies selectively to products being developed internally where we believe the characteristics of the product can be improved or modified to secure a competitive advantage.

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                              THE SPECIAL MEETING

Date, Time, Place and Purpose

   This Prospectus-Proxy Statement is being furnished to Roberts shareholders in connection with the solicitation of proxies by the Roberts board for use at the special meeting scheduled to be held at Roberts' offices at Meridian
Center II, 4 Industrial Way West, Eatontown, New Jersey 07724, on     , 1999,
at 10:00 a.m., local time, and at any adjournment or postponement thereof.

Matters to Be Considered at the Special Meeting

   At the special meeting, Roberts shareholders will be asked to consider and vote on the merger proposal.

Record Date; Voting Rights; Voting at the Meeting

   The Roberts board has fixed October 27, 1999 as the record date for determination of Roberts shareholders entitled to notice of, and to vote at, the special meeting. Each holder of record of Roberts shares on the record date is entitled to cast one vote per share, exercisable in person or by a properly executed proxy, on each matter submitted at the special meeting. On the record date, there were 32,046,720 Roberts shares outstanding and entitled to vote which were held by approximately 920 holders of record.

   The presence, in person or by a properly executed proxy, of a majority of the Roberts shares outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting. The merger proposal requires the affirmative vote of at least two-thirds of the votes cast by the holders of Roberts shares present or represented by proxy at the special meeting. Directors and officers of Roberts and their affiliates collectively own shares representing approximately 5.8% of the outstanding Roberts common stock. Dr. Robert A. Vukovich, Chairman of the Board of Roberts and holder of 5.4% of the outstanding Roberts common stock has agreed to vote his shares in favor of the merger. Yamanouchi Group Holdings Inc., which owns 15.8% of Roberts' common stock, has also agreed to vote its shares in favor of the merger.

Voting of Proxies

   All Roberts shareholders who are entitled to vote and are represented at the special meeting by properly executed proxies received prior to or at the special meeting and not revoked will be voted at the special meeting in accordance with the instructions indicated in the proxies. If no instructions are indicated, those proxies will be voted FOR approval of the merger proposal. Under rules applicable to brokers, a broker is precluded from exercising voting discretion with respect to the approval of the merger proposal and thus, absent specific instructions from the beneficial owner of those Roberts shares, is not empowered to vote those Roberts shares for or against the merger proposal. Roberts shares represented by those "broker non-votes" as well as Roberts shares held by shareholders who abstain from voting on the merger proposal will be counted for purposes of determining whether there is a quorum at the special meeting. However, neither abstentions nor broker "non-votes" are considered votes for or against the merger and will therefore have no impact on the approval of the merger.

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

  . filing (including by telegram or facsimile) with the Secretary of Roberts, before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the date of the proxy or by giving notice of revocation in the open meeting;

  .submitting a later-dated proxy; or

  .attending the special meeting and voting in person.

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

   In order to vote in person at the special meeting, Roberts shareholders must attend the meeting and cast their votes in accordance with the voting procedures established for such meeting. Attendance at the special meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent to: Roberts Pharmaceutical Corporation, Meridian Center II, 4 Industrial Way West, Eatontown, New Jersey 07724, Attention: Secretary.

   Roberts will bear the costs of the special meeting and the solicitation of proxies.

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                                   THE MERGER

Background of the Merger

   The Roberts board and management regularly consider Roberts' strategic alternatives as part of their ongoing efforts to enhance shareholder value. These alternatives have included merging with a strategic partner to gain access to greater financial resources and marketing capabilities.

   Over the past several years, directors and management of Roberts have had contact with a number of organizations that were potentially interested in a strategic combination. In May 1998, Roberts engaged PaineWebber Incorporated to provide financial advice in connection with possible strategic combinations. In addition to its discussions with Shire, from June 1998 to May 1999, Roberts and PaineWebber also had exploratory discussions from time to time with, and in certain cases furnished confidential information to, five large, fully integrated pharmaceutical companies. However, these discussions were exploratory and did not progress to the point of a comprehensive exchange of information or full negotiations of a price or structure for a transaction that the Roberts board believed worthy of consideration.

   Following discussions between Shire and Bear, Stearns & Co. Inc. and its affiliate Bear Stearns International Limited on various strategic combination alternatives in the specialty pharmaceutical sector, Bear Stearns arranged an introductory meeting between Rolf Stahel, Chief Executive of Shire, and John T. Spitznagel, President and Chief Executive Officer of Roberts, on May 17, 1999.

   Shire and Roberts executed reciprocal confidentiality agreements on June 1, 1999, prior to a full day meeting at the offices of Bear Stearns in New York City during which Shire presented Roberts with an overview of its business, Roberts presented Shire with an overview of its business and preliminary discussions regarding a potential combination were held. Additional meetings between the representatives of Shire and Roberts were held the following day at Roberts' Eatontown, New Jersey headquarters and Roberts' Oakville, Ontario, Canada facility. On June 16, 1999, Shire delivered a letter to Roberts setting forth a non-binding indication of interest at $25-26 of Shire shares for the outstanding shares of Roberts. This price range represented a 36 to 41% premium over Roberts' June 15, 1999 stock price and a 32 to 37% premium over the average closing price for the 20 previous trading days.

   At a telephonic meeting held on June 21, 1999, the Roberts board considered Roberts' strategic alternatives in light of the terms of Shire's initial proposal and exploratory discussions with other potential merger partners. Subsequent to such meeting, Roberts indicated to Shire that the $25-26 consideration outlined in Shire's initial proposal was insufficient. In order to evaluate the possibility of increasing its bid, Shire requested the ability to pursue additional due diligence, including further investigation of Roberts' existing and pipeline drugs and potential combination synergies.

   Following agreement by Roberts to allow additional due diligence, meetings between the senior management of Roberts and Shire and their advisors took place in New York City on June 28 and 29, 1999 at the offices of PaineWebber. During these meetings Roberts made available detailed business, product, financial and legal information, among other items. In addition, senior management of both Shire and Roberts discussed their respective operations and the expected benefits of a merger of the two companies. On June 29, 1999, the Roberts board held a telephonic meeting to discuss the progress of due diligence. At this meeting, Roberts' financial advisors discussed generally the mergers and acquisitions activity in the pharmaceutical and biotechnology industry. The Roberts board then authorized management to continue its discussions with Shire.

   After this meeting a non-binding proposal dated July 1, 1999 was sent by Shire to Roberts in which Shire proposed a fixed exchange ratio of 1.1374 ADSs for each share of Roberts common stock, which implied an offer price of $30.00 based on the closing price of Shire ADSs on July 1, 1999. The implied offer of $30.00 represented a 25% premium over the Roberts June 30, 1999 stock price and a 56% premium over the average closing price for the 20 previous trading days.

   At a telephonic meeting held on July 2, 1999, the Roberts board considered Shire's revised proposal and directed management and its advisors to proceed with additional due diligence. At the meeting, Roberts' financial advisors reviewed with the Roberts board certain information concerning Shire and the proposed terms of a merger.

   Further due diligence meetings were held on July 8, 1999 and July 9, 1999 at Shire's corporate offices in Andover, U.K. Concurrently with such due diligence meetings, meetings were held at Shire Laboratories in Rockville, Maryland on July 8, 1999 and at Shire Richwood in Florence, Kentucky on July 9, 1999. On July 12, 1999, the Roberts board held a telephonic meeting to discuss the proposed transaction with Shire. Also participating in the meeting were Roberts' financial and legal advisors. After a review of the due diligence conducted by Roberts management and by PaineWebber, the Roberts board authorized management to proceed with negotiation of definitive agreements for the proposed business combination.

   From July 14 through July 16, 1999, Roberts' U.S. special counsel conducted legal due diligence at the offices of Shire's U.S. legal counsel. On July 19, 1999, Roberts' counsel in the U.K. conducted legal due diligence at the offices of Shire in Andover, U.K. Between July 12 and July 21, Shire conducted additional due diligence with respect to Roberts. During the period from July 9 to July 21, the transaction documents, including the merger agreement, option agreement, shareholder agreements and John T. Spitznagel's consulting agreement, were negotiated among the respective parties, including Shire, Roberts and their respective legal, tax and financial advisors. Discussions included the exchange ratio, the conditions under which the termination fees would be paid, the terms and conditions of the option agreement, and the terms and conditions of John T. Spitznagel's ongoing consulting agreement.

   On July 19, 1999, the Roberts board held a telephonic board meeting with its advisors in attendance at which Roberts management reported on the status of the ongoing discussions with Shire. Based on this report, the Roberts board authorized management to continue negotiations to finalize the proposed business combination transaction with Shire's management and its advisors.

   On July 22, 1999, the Roberts board met to discuss the merger, the terms of the merger agreement, including the proposed exchange ratio, the option agreement and the shareholder agreements. Representatives of PaineWebber and Roberts' legal counsel attended the meeting. At the meeting, the Roberts board reviewed various materials relevant to the transaction and received presentations from Roberts management, its legal counsel, its financial advisor, PaineWebber, and its independent auditors. Included in the presentation was a review of the principal terms of the transaction, including related tax and accounting treatment, the regulatory approvals required to consummate the proposed merger and the fiduciary responsibilities of the Roberts board in considering the proposed transaction. The Roberts board also gave specific consideration to the option agreement and the termination fee of $30 million payable to Shire in certain circumstances pursuant to the merger agreement. The Roberts board noted that an option agreement and a fee of this kind were both reasonable and customary in the market, and were each demanded by Shire as a condition to executing the merger agreement. The Roberts board also determined that the terms of the option agreement and termination fee which were negotiated by management were sufficiently limited so as not to interfere with a bid from any source the board believed could make a competing offer. In addition, PaineWebber delivered its opinion to the Roberts board that the proposed merger consideration is fair, from a financial point of view, to the holders of Roberts shares. The PaineWebber opinion is attached to this Prospectus-Proxy Statement as Annex B. The Roberts board then unanimously approved the merger agreement and option agreement.

   Also on July 22, 1999, the Shire board met to discuss the merger, the terms of the merger agreement and the proposed exchange ratio. Representatives of Bear Stearns and Shire's legal counsel attended the meeting. At the meeting, the opinion of Bear, Stearns & Co. Inc. was delivered to the Shire board that the exchange ratio is fair, from a financial point of view, to Shire. The Bear Stearns opinion is attached to this Prospectus-Proxy Statement as Annex C. The Shire board also considered other key terms of the merger agreement, the option agreement, the shareholder agreements and John T. Spitznagel's consulting agreement.

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

The Shire board also gave specific consideration to the Roberts termination fee of $30 million contained in the merger agreement. The Shire board noted that such a fee is both reasonable and customary in the market, and was required by Roberts as a condition to executing the merger agreement. The Shire board then approved the merger agreement and option agreement, contingent upon approval of a special committee, consisting of Rolf Stahel and Stephen Stamp, pending the resolution of certain outstanding points to the satisfaction of such committee.

   During July 22 and 23, 1999 negotiations continued between the representatives of Shire and Roberts, and on July 23, 1999, after the close of trading of the relevant stock markets in both the U.S. and the U.K., the merger agreement, option agreement and shareholder agreements were executed.

Roberts' Reasons for the Merger; Recommendation of the Roberts Board of
Directors

   On July 22, 1999, the Roberts board, by a unanimous vote, concluded that the merger, the terms of the merger agreement, the option agreement and the transactions contemplated thereby were in the best interests of Roberts and its shareholders. Accordingly, the Roberts board adopted the merger agreement and recommended that the shareholders of Roberts approve the merger agreement. In determining whether to recommend approval of the merger agreement and the transactions contemplated thereby and in adopting the merger agreement and the option agreement, the Roberts board considered each of the following material factors:

  .Consideration Offered and Premium over Roberts' Share Price. The value of the ADS consideration and the ordinary share consideration provided for in the merger agreement relative to the then-current market price of Roberts shares. Based on the market prices of the ADSs and Roberts shares on July 21, 1999, Roberts shareholders would receive a premium of approximately 25% over the closing sale price of Roberts shares of $24.50. The premium is approximately 35% over the average closing sale price of Roberts shares for the period of twenty consecutive trading days ending on July 21, 1999.

  .Fairness Opinion. The opinion of PaineWebber delivered to the Roberts board that, as of the date of the opinion, the merger consideration under the merger agreement was fair, from a financial point of view, to holders of Roberts shares.

  .Substantial Ownership of Roberts Shareholders in Combined Company. That holders of Roberts shares will receive approximately 42% to approximately 47% of the total issued share capital of the combined company following the merger depending on the exchange ratio.

  .Large Shareholders' Support of Merger. The willingness of major holders of Roberts shares and of Shire ordinary shares to execute shareholder agreements evidencing their agreement to vote their shares to approve the merger agreement.

  .Broader Product Offering. The ability of the combined Roberts and Shire to diversify its product offerings and increase the number of products with strong market positions. The additional resources and sales force coverage that the combined company will possess are expected to enhance the sales potential of its key products, including Adderall, Pentasa, Carbatrol, Agrylin and ProAmatine.

  .Broader Development Portfolio. That key late-stage development projects of the combined Shire and Roberts will include Reminyl(R) (galantamine) for Alzheimer's disease, Dirame(R) (propiram) for analgesia, Emitasol(R) (nasal metoclopramide) for nausea, Lambda(R) (lanthanum carbonate) for hyperphosphatemia and RL0903 (LHRH implant) for prostate cancer. The combined company will have a broader development portfolio which will include one product in registration and five products in Phase III trials.

  .Access to Greater Financial Resources to Pursue Further Growth
    Opportunities. As of June 30, 1999 the aggregated indebtedness and the aggregated cash and investments of the combined company were $130 million and $126 million, respectively.

  .Increased Marketing Capability. The combined company will have a combined sales force of 269, 92 and 25 sales representatives in the U.S., the U.K. and Canada, respectively. The combined company should be able to expand its direct marketing capability into continental Europe, through a potential combination of product and company acquisitions. Further, because Roberts and Shire do not have competing products, their separate sales forces should compliment each other and afford new marketing avenues for the products offered by Roberts and Shire.

  .Increased Investor Profile and Liquidity. The combined company is expected to benefit from a wider shareholder base and the greater liquidity of its securities.

  .Transaction Is Tax-Free. The U.S. federal income tax consequences of the transaction, including the ability of Roberts shareholders to have a tax-free exchange of their Roberts shares, and the risk that the merger might fail to qualify as a tax-free reorganization under U.S. tax law as a result of actions outside the control of Roberts.

  .Pooling of Interests Accounting Treatment. The intended accounting of the merger as a pooling of interests under U.S. GAAP which results in combined financial statements prepared on a basis consistent with the underlying view that shareholder interests in the two companies have simply been combined, and in the preservation of the historical cost approach for both Roberts and Shire. This will facilitate future comparison and benchmarking of the combined company against key international competitors.

  .Earnings of Combined Company. That the combination of Roberts and Shire, without taking into account any expected synergies, is projected to be dilutive to U.S. GAAP earnings through 2000 and accretive to earnings starting 2001.

  .Strategic Alternatives for Increasing Shareholder Value. The Roberts board considered pursuing several alternatives to increasing shareholder value, including the merger with Shire, other potential business combinations, strategic joint ventures or partnerships and remaining an independent company. PaineWebber had been retained to assist Roberts in exploring these options. Based on all of the information available to the Roberts board, it determined that the strategic combination with Shire and the premium being offered by it presented, at that point, the best opportunity to create greater shareholder value.

  .No Other Formal Offers. Discussions with other parties led to no formal offers and the Roberts board believed there were no, and there would not be in the near future any, other business combination opportunities with the significant premium offered by Shire.

  .Interests of Certain Persons. That certain members of the Roberts board and management had interests in the merger different from the interests of the shareholders. The interests of these persons are more fully described under the heading "Interests in the Merger of Persons Affiliated with Roberts."

  .The Effect of Merger Agreement on Third Party Proposals. The Roberts board considered the possible effect of the terms of the merger agreement with respect to any third party proposals to acquire Roberts after the execution of the merger agreement. The Roberts board considered that the provisions of the merger agreement providing for the payment of a termination fee, as well as the provisions of the option agreement, could have the effect of discouraging alternative proposals for a business combination with Roberts. If any third party proposal were made that the Roberts board determined to be a superior proposal (see "The Merger Agreement"), the Roberts board could only terminate the merger agreement if it paid a termination fee to Shire.

  .Shire Product Offering and Development Pipeline. That Shire has only one major product, Adderall, and most of its products in development are still in the early stages of the development cycle. In addition, Shire's most significant product in development, Reminyl, has been licensed to a third party and represents only a revenue stream.

  .Regulatory Approval Not Certain. That the merger is subject to clearance under anti-trust laws in both the United States and the United Kingdom. The combination of Shire and Roberts requires the filing of merger notifications in the United States to the Federal Trade Commission and the Department of Justice, and in the United Kingdom to the Office of Fair Trading. The merger could be blocked or delayed by any of the Federal Trade Commission, the Department of Justice or the Office of Fair Trading.

  .Restrictions on Conduct of Business Pending Merger Completion. That the terms and conditions of the merger agreement include restrictions on the conduct of Roberts' business pending completion of the merger and permit Roberts to conduct its business only in the ordinary course during that period.

  .Ongoing Business Relationships. That pending completion of the merger, Roberts' relationships with employees, customers, government agencies and partners might be damaged because of the uncertainty of completing the transaction.

  .Independent Business. That following the merger, Roberts will no longer be an independent company.

  .Roberts' Shareholders Will Hold ADSs and not Common Stock. That in the merger the Roberts shareholders will have their holdings represented by Shire ADSs or Shire ordinary shares and will have a currency exchange risk as a result of future dividends having to be converted from pounds to dollars.

   In light of the Roberts board's knowledge of the business and operations of Roberts and its business judgment, the Roberts board considered and evaluated each of the factors listed above during the course of its deliberations before approving the merger agreement. In view of the wide variety of factors considered in connection with its evaluation of the merger, the Roberts board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determinations.

   After considering all of the foregoing factors, the Roberts board concluded that a combination with Shire, under the terms in the merger agreement and the related documentation, is in the best interests of Roberts and its shareholders. The Roberts board believes the factors listed above, when considered together, support the fairness of the merger to Roberts and its shareholders and the Roberts board believes that these factors, when considered together, support its recommendation that Roberts shareholders vote for approval of the merger agreement.

Shire's Reasons for the Merger

   Shire's management believes that the merger brings together two of the fastest growing publicly traded specialty pharmaceutical companies, which share a common strategic vision. Both companies have built effective sales and marketing organizations to promote specialty products to defined customer groups. In addition, through selective in-licensing of development compounds, both companies seek to build long term shareholder value by taking these compounds through the development and registration process. The principal benefits of the merger are expected to include:

  .Broadens product portfolio and expands areas of therapeutic focus. In
    Adderall(R), Pentasa(R), Carbatrol(R), Agrylin(R) and ProAmatine(R), the combined company has a portfolio of five key products, each with significant sales potential. The additional resources and sales force coverage that the enlarged group will have are expected to help increase the sales potential of these products. The combined company will have a combined sales force of 269, 92 and 25 sales representatives in the U.S., the U.K. and Canada, respectively. In addition, the merger broadens the therapeutic focus of Shire from the central nervous system, metabolic/bone disease and female health to include cardiovascular, gynecology/endocrinology, urology, oncology/hematology and gastroenterology. The proposed merger would reduce the percentage of total revenues contributed by Adderall(R) from approximately 70% for the first six months of 1999 to approximately 30% on a pro forma basis.

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  .An enriched product pipeline. The combined company's key projects that are close to reaching market will include: Reminyl(R) (galantamine) for Alzheimer's disease, Dirame(R) (propiram) for analgesia, Emitasol(R) (nasal metoclopramide) for nausea, Lambda(R) (lanthanum carbonate) for hyperphosphatemia, and RL0903 (GnRH implant) for prostatic cancer. The combined company will have one product in registration and a further five products in Phase III.

  .Expected operating synergies. The proposed merger is expected to result in significant operating synergies, including elimination of certain duplicative costs; U.S. distribution synergies, including increased utilization of Roberts' new U.S. distribution center; and use of Shire's proprietary drug delivery technologies to fulfill the needs of certain of Roberts' products in development.

  .Strengthens geographic presence. The contemplated transaction will further strengthen Shire's presence in the U.S., the U.K. and Ireland. In addition, it will allow distribution of Shire products in Canada through Roberts' Canadian operations. The proposed combination will also allow the joint development of a continental European marketing infrastructure. The combined company intends to expand its direct marketing capability in continental Europe through a combination of product and company acquisitions.

  .Provides critical mass. The proposed merger will enhance the combined company's competitiveness through economies of scale and provide a strong platform for further growth from both existing pipeline products and product and company acquisitions. The transaction will combine complementary development and sales and marketing infrastructures, facilitating the development and distribution of pipeline products, as well as provide the combined company with greater negotiating leverage in pursuing licensing of products. In its chosen therapeutic areas, the combined company's aim is to become a "licensee of choice" for companies that do not possess their own sales and marketing capabilities.

  .Greater financial resources to pursue further growth opportunities. At
    June 30, 1999, Shire had no indebtedness and $79 million in cash and investments, while Roberts had approximately $130 million in indebtedness and $47 million in cash and investments. The merger will increase the combined company's ability to finance the acquisition of pipeline products and/or other companies and allow the pursuit of larger product and/or company acquisitions than could be pursued alone.

  .Increased investor profile and liquidity. Management believes that the combined company will benefit from a wider shareholder base and greater liquidity.

   In addition, the board considered the following factors:

  .Integration process. Roberts is a similar size to Shire and therefore presents a significant challenge in terms of integration. Substantial restructuring may be required, particularly in the U.S.

  .Non-prescription pharmaceuticals. Roberts owns a manufacturing facility in Canada and has a significant interest in non-prescription pharmaceuticals, neither of which conform to Shire's current strategic interests.

  .Loss of Foreign Private Issuer Status. After the merger, Shire will have the status of a full SEC registrant and will no longer benefit from foreign private issuer status.

   In addition to the aforementioned factors, the Shire board also considered the key terms of the merger agreement, the option agreement, the shareholder agreements and John T. Spitznagel's consulting agreement, as well as the Roberts termination fee of $30 million contained in the merger agreement. Consideration was also given to potential risks associated with the merger, such as the ability to realize expected synergies, the lack of a fixed price per Roberts share and the interests of various individuals in the merger.

Opinion of Financial Advisor to Roberts

   PaineWebber, as part of its engagement by Roberts, was retained to render an opinion as to whether the merger consideration was fair, from a financial point of view, to the holders of Roberts common stock. The

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following is a summary of the report presented on July 22, 1999, by PaineWebber to the Roberts board in connection with the rendering of its opinion.

   The full text of the PaineWebber opinion, dated July 22, 1999, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this Prospectus-Proxy Statement. You should read the PaineWebber opinion carefully and in its entirety. This summary of the PaineWebber opinion is qualified in its entirety by reference to the full text of the PaineWebber opinion.

   In connection with the consideration by the Roberts board of the merger agreement, PaineWebber delivered its written opinion, dated July 22, 1999, to the effect that, as of that date, and based upon its review and assumptions and subject to the limitations summarized below, the merger consideration is fair, from a financial point of view, to the holders of Roberts common stock. The PaineWebber opinion was directed to, and prepared at the request and for the information of, the Roberts board and does not constitute a recommendation to any holder of Roberts common stock as to how any such shareholder should vote with respect to the merger.

   In arriving at its opinion, PaineWebber, among other things:

  .Reviewed, among other public information, Roberts' Annual Reports, Forms
    10-K and related financial information for the three fiscal years ended December 31, 1998; Roberts' Form 10-Q and the related unaudited financial information for the three months ended March 31, 1999; and certain unaudited financial information of Roberts for the six months ended June 30, 1999.

  .Reviewed, among other public information, a Shire Annual Report and a Shire Transitional Report, each on Form 20-F and related financial information for the two fiscal years ended December 31, 1998; and certain unaudited financial information for the three months ended March 31, 1999.

  .Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of Roberts and Shire, which, with respect to Roberts, were furnished to PaineWebber by or on behalf of Roberts and, with respect to Shire, were otherwise publicly available.

  .Conducted discussions with members of senior management of Roberts and Shire concerning their respective businesses and prospects.

  .Reviewed the historical market prices and trading activity for Roberts shares and Shire ordinary shares and ADSs and compared them with those of certain other publicly traded companies which PaineWebber deemed to be relevant.

  .Compared the financial position and operating results of Roberts and Shire with those of certain other publicly traded companies which PaineWebber deemed to be relevant.

  .Compared the financial terms of the merger with the financial terms of certain other business combinations which PaineWebber deemed to be relevant.

  .Reviewed a draft of the merger agreement dated July 21, 1999.

  .Reviewed a draft of the option agreement dated July 21, 1999.

  .Reviewed drafts of the shareholder agreements dated July 21, 1999.

  .Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as PaineWebber deemed necessary, including PaineWebber's assessment of general economic, market and monetary conditions.

   In preparing its opinion, PaineWebber relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to PaineWebber by or on behalf of Roberts and Shire, and PaineWebber did not assume any responsibility to independently verify such information. With respect to

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

the financial forecasts examined by PaineWebber, PaineWebber assumed, with Roberts' consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of Roberts as to the future performance of Roberts. PaineWebber also relied upon assurances of the management of Roberts and Shire that they were unaware of any facts that would make the information or financial forecasts provided to PaineWebber incomplete or misleading. PaineWebber was not engaged to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Roberts or Shire, nor was PaineWebber furnished with any such evaluations or appraisals. PaineWebber also assumed the following with Roberts' consent:

  .The merger will receive pooling-of-interests accounting treatment under U.S. GAAP.

  .The merger will qualify as a tax-free reorganization under U.S. tax law.

  .All material liabilities (contingent or otherwise, known or unknown) of Roberts and Shire were as set forth in the consolidated financial statements of Roberts and Shire, respectively.

   The PaineWebber opinion was based upon economic, monetary and market conditions existing on the date of the PaineWebber opinion. Furthermore, PaineWebber expressed no opinion as to the price or trading ranges at which Roberts shares or Shire ordinary shares and ADSs will trade after the date of the PaineWebber opinion. The PaineWebber opinion does not address the relative merits of the merger and any other transactions or business strategies that may have been discussed by the Roberts board of directors as alternatives to the merger, or the decision of the Roberts board of directors to proceed with the merger. PaineWebber was not requested to, and did not, solicit third party indications of interest in acquiring all or any portion of Roberts. Roberts did not place any limitations upon PaineWebber with respect to the procedures followed or factors considered in rendering its opinion.

   The following paragraphs summarize the significant analyses performed by PaineWebber in arriving at its opinion.

   Historical Share Performance. PaineWebber reviewed trading prices for the shares of Roberts common stock. This share performance review indicated that for the twelve months ended July 21, 1999, the low and high closing prices for the Roberts shares on the American Stock Exchange were $15.94 and $26.88. PaineWebber also reviewed the following Roberts share price averages over the following periods prior to July 21, 1999 as set forth in the following table:

            Trading Period                  Average Price
            --------------                  -------------
            Latest 10 days.................    $24.46
            Latest 20 days.................    $22.70
            Latest 30 days.................    $21.35
            Latest 60 days.................    $19.99
            Latest 180 days................    $21.23
            Latest twelve months...........    $20.87

   PaineWebber also reviewed trading prices for the ADSs. This share performance review indicated that for the twelve months ended July 21, 1999, the low and high closing prices for the ADSs on the Nasdaq National Market were $14.13 and $29.38. PaineWebber also reviewed the following Shire ADS price averages over the following periods prior to July 21, 1999 as set forth in the following table:

            Trading Period                  Average Price
            --------------                  -------------
            Latest 10 days.................    $27.81
            Latest 20 days.................    $26.71
            Latest 30 days.................    $25.49
            Latest 60 days.................    $24.17
            Latest 180 days................    $22.27
            Latest twelve months...........    $21.76

   Selected Comparable Public Company Analysis. Using publicly available information, PaineWebber compared selected historical and projected financial, operating and stock market performance data of Roberts and Shire to the corresponding data of certain publicly traded companies that PaineWebber deemed to be relevant for Roberts and Shire.

   The Roberts comparable companies consisted of:

      Biovail Corporation International  King Pharmaceuticals, Inc.
      Dura Pharmaceuticals, Inc.         Medeva plc
      Forest Laboratories, Inc.          Medicis Pharmaceutical Corporation
      IVAX Corporation                   Watson Pharmaceuticals, Inc.
      Jones Pharma Incorporated

   PaineWebber reviewed, among other information, the comparable companies' multiples of total enterprise value, which consists of the market value of equity plus total debt less cash and cash equivalents as of March 31, 1999 (as of December 31, 1998 for Medeva plc), to:

  .latest twelve months revenue,

  .latest twelve months earnings before interest, taxes, depreciation and amortization, or EBITDA, and

  .latest twelve months earnings before interest and taxes, or EBIT.

   Multiples of total enterprise value represent the value of a particular company as a measure of certain identified operating statistics. These operating statistics include revenue, EBITDA and EBIT as described above.

   PaineWebber also reviewed, among other information, the comparable companies' multiples of market value to:

  .latest twelve months net income,

  .calendar year 1999 earnings per share, or EPS estimate,

  .calendar year 2000 EPS estimate, and

  .calendar year 2001 EPS estimate.

   All calendar year 1999, 2000 and 2001 EPS results for the Roberts comparable companies were based on publicly available consensus estimates from First Call Research. Multiples of market value represent the value of a particular company's equity as a multiple of certain identified operating statistics. These operating statistics include net income and calendar year 1999, 2000 and 2001 EPS.

   The Roberts comparable companies analysis resulted in the following range of values as of July 21, 1999:

      Analysis                                                   Multiple Range
      --------                                                   --------------
      Latest twelve months revenue.............................. 1.52x to 12.17x
      Latest twelve months EBITDA...............................   5.0x to 35.1x
      Latest twelve months EBIT.................................   6.2x to 42.7x
      Latest twelve months net income...........................   7.7x to 64.2x
      Calendar year 1999 EPS estimate...........................  11.5x to 39.6x
      Calendar year 2000 EPS estimate...........................  10.7x to 26.3x
      Calendar year 2001 EPS estimate...........................   8.7x to 20.3x

   Based on an exchange ratio of 1.1374 ADSs for each outstanding share of Roberts common stock, Roberts' implied multiples, calculated on the same basis as the Roberts comparable companies, were as follows:

      Analysis                                          Roberts Implied Multiple
      --------                                          ------------------------
      Latest twelve months revenue.....................          5.73x
      Latest twelve months EBITDA......................          19.1x
      Latest twelve months EBIT........................          24.2x
      Latest twelve months net income..................          39.7x
      Calendar year 1999 EPS estimate..................          35.0x
      Calendar year 2000 EPS estimate..................          26.2x
      Calendar year 2001 EPS estimate..................          14.8x

   Calendar year 1999, 2000 and 2001 EPS for Roberts were based on estimates provided by Roberts management.

   The shire comparable companies consisted of:

      Biovail Corporation International  King Pharmaceuticals, Inc.
      Celltech Chiroscience plc          Medeva plc
      Dura Pharmaceuticals, Inc.         Medicis Pharmaceutical Corporation
      Forest Laboratories, Inc.          SkyePharma plc
      IVAX Corporation                   Watson Pharmaceuticals, Inc.
      Jones Pharma Incorporated

   The Shire comparable companies analysis resulted in the following range of values as of July 21, 1999:

      Analysis                                                   Multiple Range
      --------                                                   ---------------
      Latest twelve months revenue.............................. 1.52x to 19.88x
      Latest twelve months EBITDA...............................   5.0x to 35.1x
      Latest twelve months EBIT.................................   6.2x to 42.7x
      Latest twelve months net income...........................   7.7x to 64.2x
      Calendar year 1999 EPS estimate...........................  11.5x to 39.6x
      Calendar year 2000 EPS estimate...........................  10.7x to 55.0x
      Calendar year 2001 EPS estimate...........................   8.7x to 20.3x

   All calendar 1999, 2000 and 2001 EPS results for the Shire comparable companies were based on publicly available consensus estimates from First Call Research. Data for the latest twelve months were as of March 31, 1999 (as of December 31, 1998 for Medeva plc and SkyePharma plc).

   Based upon the closing price of ADS on July 21, 1999 of $26.75, Shire's implied multiples, calculated on the same basis as the Shire comparable companies, were as follows:

      Analysis                                              Shire Multiple Range
      --------                                              --------------------
      Latest twelve months revenue.........................        8.34x
      Latest twelve months EBITDA..........................        48.8x
      Latest twelve months EBIT............................        55.1x
      Latest twelve months net income......................        62.6x
      Calendar year 1999 EPS estimate......................        37.2x
      Calendar year 2000 EPS estimate......................        26.2x
      Calendar year 2001 EPS estimate......................        17.5x

   The calendar year 1999, 2000 and 2001 EPS results for Shire were based on publicly available estimates from First Call research

   Selected Comparable Mergers and Acquisitions Analysis. PaineWebber reviewed publicly available financial information for selected mertgers and acquisiktions involving specialty and emerging pharmaceutical companies. The selected mergers and acquisitions PaineWebber analyzed included the following:

      Acquiror                 Target
      --------                 ------
      Johnson & Johnson        Centocor, Inc.
      Abbott Laboratories      Alza Corporation
      Solvay SA                 Unimed Pharmaceuticals, Inc.
      Warner-Lambert Company    Agouron Pharmaceutical, Inc.
      Watson Pharmaceuticals,
       Inc.                     TheraTech, Inc.
      Mylan Incorporated        Penederm Incorporated
      Cardinal Health, Inc.     R.P. Scherer Corporation
      Alpharma Inc.             Arthur Cox (Hoechst AG)
      Elan Corporation, plc     Carnrick Laboratories, Inc. (GWC Health, Inc.)
      Abbott Laboratories       MediSense, Inc.
      Rhone Poulenc Rorer      Fisons plc
      Watson Pharmaceuticals,
       Inc.                    Circa Pharmaceutical Incorporated
      Hoechst AG               Marion Merrell Dow
      Roche Holding AG         Syntex Corporation

   PaineWebber reviewed the consideration paid based on the offer price of comparable transactions and calculated multiples of total enterprise value. The comparable transactions analysis resulted in the following range of values:

      Analysis                                                   Multiple Range
      --------                                                  ----------------
      Latest twelve months revenue.............................   1.54x to 36.8x
      Latest twelve months EBITDA..............................    9.4x to 66.2x
      Latest twelve months EBIT................................  11.3x to 104.9x
      Latest twelve months net income.......................... 13.8x to 1777.0x
      One year forward EPS.....................................   175x to 120.0x
      Two year forward EPS.....................................   16.0x to 87.8x

   The one year and two year forward EPS were based on publicly available consensus estimates from First Call Research.

   Based on an exchange ratio of 1.1374 ADSs for each outstanding share of Roberts common stock, Roberts' implied multiples, calculated on the same basis as the comparable transactions, were as follows:

      Analysis                                          Roberts Implied Multiple
      --------                                          ------------------------
      Latest twelve months revenue.....................          5.73x
      Latest twelve months EBITDA......................          19.1x
      Latest twelve months EBIT........................          24.2x
      Latest twelve months net income..................          39.7x
      One year forward EPS.............................          35.0x
      Two year forward EPS.............................          26.2x

   One year forward and two year forward EPS for Roberts were based on estimates provided by Roberts management.

   Discounted Cash Flow Analysis. PaineWebber analyzed Roberts based on an unleveraged discounted cash flow analysis of the projected financial performance of Roberts. Such projected financial performance was based upon a forecast for Roberts provided by Roberts management. The discounted cash flow analysis determined the discounted present value of the unleveraged after-tax cash flows generated over the forecast period and then added a terminal value based upon a range of revenue and EBITDA multiples and discount rates which PaineWebber deemed appropriate.

   Premiums Paid Analysis. PaineWebber reviewed purchase price per share premiums paid in publicly disclosed merger transactions of non-financial domestic companies announced and completed from January 1, 1998 to July 16, 1999. This analysis indicated the following premiums to the targets' closing stock prices:

      Period prior to announcement                                High    Low
      ----------------------------                                -----  -----
      One day.................................................... 114.3% (11.2)%
      One week................................................... 139.2% (14.4)%
      Four weeks................................................. 185.9% (16.9)%

   PaineWebber also reviewed the purchase price per share premiums paid in the comparable transactions described in the "Selected comparable mergers and acquisitions analysis" above. This analysis indicated the following premiums to the targets' closing stock prices as set forth in the following table:

      Period prior to announcement                                High    Low
      ----------------------------                                -----  -----
      One day....................................................  61.1% (10.3)%
      One week...................................................  81.1%  (4.2)%
      Four weeks................................................. 185.9%  (8.3)%

   The implied premiums to Roberts closing share price based on an implied exchange ratio of 1.1374 ADSs per Roberts share for the one day, one week and four week periods prior to July 21, 1999 were as set forth in the following table:

                                                                 Roberts Implied
      Period prior to July 21, 199                                   Premium
      ----------------------------                               ---------------
      One day...................................................      38.3%
      One week..................................................      22.9%
      Four weeks................................................      58.1%

   Contribution Analysis. PaineWebber analyzed Roberts' and Shire's relative contribution to the combined entity, based on Roberts' management projections and publicly available estimates for Shire, for the fiscal years 1999 and 2000 with respect to revenue, EBIT and net income, as set forth in the following table:

                                                            Roberts Contribution
      Analysis                                              to Pro Forma Entity
      --------                                              --------------------
      1999
      Revenue..............................................         46.9%
      EBIT.................................................         51.3%
      Net income...........................................         66.2%
      2000
      Revenue..............................................         44.6%
      EBIT.................................................         49.4%
      Net income...........................................         50.0%

   Based on an exchange ratio of 1.1374 ADSs for each outstanding share of Roberts common stock, holders of Roberts shares will own approximately 44.0% of the outstanding shares of the combined entity after giving effect to the merger.

   The results of this contribution analysis are not necessarily indicative of the contributions that the respective businesses of Roberts and Shire may make to the combined entity in the future.

   Pro Forma Merger Analysis. PaineWebber performed an analysis of the potential pro forma effect of the merger on Shire's projected EPS. In performing this analysis, PaineWebber assumed the following with Roberts' consent:

  .The merger will be accounted for under U.S. GAAP pooling-of-interests accounting treatment.

  .Reconciliation of Shire's financial results to U.S. GAAP.

  .Certain synergies may be achieved as a result of the merger.

   PaineWebber combined the projected operating results of Roberts provided by Roberts management with publicly available estimates for Shire, adjusted to U.S. GAAP, to arrive at the combined company projected net income. PaineWebber divided this result by the pro forma diluted shares outstanding to arrive at a combined company diluted EPS amount. PaineWebber then compared the calculated combined company EPS to the EPS estimate for Shire on a stand-alone basis to determine the pro forma impact of the merger on Shire.

   The summary of the PaineWebber opinion set forth above does not purport to be a complete description of the data or analyses presented by PaineWebber. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, PaineWebber believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, PaineWebber made numerous assumptions or estimates with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Roberts and Shire. Any assumptions or estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Accordingly, such assumptions or estimates are inherently subject to substantial uncertainty and neither Roberts nor PaineWebber can guarantee the accuracy of such assumptions or estimates. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

   Roberts selected PaineWebber to be its financial advisor in connection with the merger because PaineWebber is a prominent investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate purposes.

   Pursuant to an engagement letter between Roberts and PaineWebber dated May 29, 1998, PaineWebber earned a fee of $750,000 for rendering the opinion. In addition, PaineWebber will receive a fee, payable upon completion of the merger, of approximately $6.2 million, and will be reimbursed for certain of its related expenses. PaineWebber will not be entitled to any additional fees or compensation in the event the merger is not approved or otherwise consummated. Roberts also agreed, under separate agreement, to indemnify PaineWebber, its affiliates and each of its directors, officers, agents and employees and each person, if any, controlling PaineWebber or any of its affiliates against certain liabilities, including liabilities under U.S. federal securities laws.

   In the ordinary course of business, PaineWebber may actively trade the securities of Roberts and Shire for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Interests in the Merger of Persons Affiliated with Roberts

   General. Some members of Roberts' senior management and the Roberts board may be deemed to have interests in the merger that are in addition to and/or potentially different from the interests of shareholders of Roberts generally. The Roberts board was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. In considering the recommendations of the Roberts board in respect of the merger agreement and the transactions contemplated by the merger agreement, the Roberts shareholders should be aware that these interests may present actual or potential conflicts of interest with respect to the merger.

   Shire Board Appointments. Shire has agreed, except as limited by the exercise of fiduciary duties and to the extent permitted by law, to cause Dr. Robert Vukovich, Chairman of the Board of Roberts, John T. Spitznagel, Chief Executive Officer and a director of Roberts, and Dr. Zola Horovitz, Ronald Nordmann and Joseph Smith, each a director of Roberts, to be appointed as non-executive directors of Shire following the merger. These appointees will fill five of the eleven directorships which Shire will have immediately after the merger.

   Senior Management Employment Agreements. Under the terms of employment agreements with Messrs. Spitznagel, Loy, Rascio, Rogalin, Berardi and Tierney, in the event that their employment is terminated following a change of control other than for the officer's willful misconduct, the officer is entitled to receive severance compensation of:

  .base compensation, at the annual rate at the time of termination, for three years, or four years in the case of Mr. Spitznagel, after the termination,

  .additional payments equal to three times, or four times in the case of Mr.
    Spitznagel, the greater of $50,000 or the officer's average annual bonus and incentive compensation for the period commencing March 4, 1996 in the case of Mr. Spitznagel, August 31, 1992 in the case of Mr. Loy, July 1, 1988 in the case of Mr. Rascio, February 5, 1996 in the case of Mr. Rogalin, November 3, 1997 in the case of Mr. Berardi and April 8, 1997 in the case of Dr. Tierney, and ending upon the termination of employment, and

  .an amount equal to three times, or four times in the case of Mr.
    Spitznagel, any payment made by Roberts to the 401(k) Plan on behalf of the officer during the fiscal year prior to termination.

   Following a change in control of Roberts, each of Messrs. Spitznagel, Loy, Rogalin, Rascio, Berardi and Tierney has the right to terminate his employment agreement and receive the full amount of his severance compensation, if he remains in the employ of Roberts or any successor thereto for a period of one
(1) year following a change in control and provides Roberts with notice of termination during the thirty (30) day period immediately following the end of the one (1) year period, or at any time after the change in control if his duties are diminished, his place of employment is relocated more than twenty
(20) miles from its prior location, or his annual compensation is reduced. The merger constitutes a change in control for purposes of these agreements.

   The Internal Revenue Code of 1986, as amended, imposes an excise tax on and limits Roberts' deduction of payments to employees whose employment has been terminated following a change in control if the payments meet certain requirements and exceed the limit set forth in the Code. Generally, this limit is equal to three times the employee's average annual compensation for the five taxable years preceding the year in which the change of control occurs. The employment agreements with Messrs. Spitznagel, Loy, Rogalin, Rascio, Berardi and Tierney provide that Roberts shall pay any excise taxes assessed against the officers in connection with any severance compensation payments made or benefits conferred under the employment agreements, including, in connection with a change in control of Roberts. In March 1999, the Roberts board authorized amendments to each of the employment agreements with Messrs. Spitznagel, Loy, Rogalin, Rascio, Berardi and Tierney to provide that Roberts shall pay any and all income taxes, including excise taxes, incurred by them as a result of their receiving payments to cover the additional income and excise taxes.

   In the event of the termination of an officer's employment with Roberts for any reason, each of these employment agreements provides that the officer shall have the right to elect, during the one year period after the date of termination, to exercise all options previously granted to the officer under all stock option plans maintained by Roberts, regardless of whether the options would then be exercisable. The current terms of each of the employment agreements, which are automatically renewed for successive one year periods upon their expiration, expire on August 31, 2001, with the exception of Mr. Spitznagel's employment agreement which expires on August 31, 2002.

   Retention Agreements. Roberts has retention agreements with ten senior executives, other than the six identified above, providing that in the event:

  .Roberts terminates the employment of the executive following a "change of control," as defined in each retention agreement,

  .the executive terminates his or her employment during the thirty day period following the first anniversary of the change of control, or

  .the executive terminates his or her employment following a change of control for certain specified reasons such as diminution in duties or compensation or relocation,

then the executive shall be entitled to receive an award for service equal to the executive's annual compensation at the time of termination and an amount equal to the executive's incentive bonus for the year immediately preceding the year in which the executive's employment was terminated. In the event of the termination of an officer's employment with Roberts for any reason, each of these retention agreements provides that the executive shall have the right to elect, during the one year period after the date of termination, to exercise all options previously granted to the executive under all stock option plans maintained by Roberts, regardless of whether the options would then be exercisable. The merger constitutes a change of control for purposes of the retention agreements.

   Employee Severance Policy. Roberts has adopted a Change of Control Severance Plan covering all employees who are not parties to employment agreements or retention agreements. The severance plan provides that a participant in the plan would receive, in the event of a termination by Roberts "without cause" or by a participant for "good reason" within two years following a "change of control," each as defined in the severance plan:

  .continuation of base salary following termination of employment for a length of time equal to the sum of three weeks for each complete year of service with Roberts and three weeks for any partial year of service in which the participant was employed for more than 6 months;

  .any accrued but unpaid base salary through the date of termination;

  .any actual earned annual bonus for any completed year which has not yet been paid;

  .the participant's average target bonus for the year of termination, prorated through his or her date of termination; and

  .a payment in respect of accrued vacation and sick pay.

In addition, the severance plan provides that Roberts would continue to provide the participant with medical and dental benefits for the participant and his or her eligible dependents during the period in which the plan participant is paid severance benefits and would provide outplacement services for the participant at a cost of up to 10% of the participant's base salary. The severance plan provides that it may not be amended or terminated within two years following a change of control. The merger constitutes a change of control for purposes of the severance plan.

   1996 Equity Incentive Plan. All options granted under the 1996 Equity Incentive Plan will vest and be fully exercisable upon completion of the merger.

   Supplemental Executive Retirement Plan. The Roberts Supplemental Executive Retirement Plan provides certain protections for Messrs. Spitznagel, Loy, Rogalin, Rascio, Berardi and Tierney following a "change of control," as defined in the plan. The plan provides that upon a change of control, each participant shall become fully vested and each participant shall be given credit for 10 years of service with Roberts. In addition, the plan provides that upon a change of control, Roberts shall fund a grantor trust with sufficient assets to pay each participant his accrued benefits under the plan. The merger constitutes a change of control for purposes of the plan.

   John T. Spitznagel Consulting Agreement. It is expected that Shire will enter into a consulting agreement with Mr. Spitznagel shortly following the merger. The consulting agreement is expected to provide that:

  .Mr. Spitznagel will have "good reason" to terminate his employment with Roberts under his employment agreement and that Shire will cause Roberts to provide him with the payments and benefits he is entitled to upon a "good reason" termination;

  .Mr. Spitznagel will provide consulting services to Shire for at least 42 months following the merger, unless he terminates the agreement prior to the end of the 42nd month upon 30 days' notice; and

  .Shire will pay Mr. Spitznagel at a rate of $400,000 per annum for his consulting services, $150,000 per annum as an office allowance, $250,000 per annum to comply with certain restrictive covenants contained therein, and $140,000 per annum for tax, financial and estate planning advice, life insurance and health insurance.

The consulting agreement is expected to include a number of restrictive covenants, including a non-compete/non-solicitation provision running for the life of the consulting agreement and 12 months thereafter and a confidentiality provision.

   Director and Officer Indemnification and Insurance. Shire has agreed that until the sixth anniversary of the merger, it will indemnify, defend and hold harmless anyone who served as an officer or director of Roberts or any of its subsidiaries against or from all losses, claims, damages and expenses, including attorneys' fees, arising out of actions or omissions occurring at any time before the merger to the same extent permitted or required by the existing provisions for indemnification of officers and directors of Roberts contained in the certificates of incorporation and by-laws of Roberts and its subsidiaries. Furthermore, Shire has agreed that, until the sixth anniversary of the merger, it will cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by Roberts and its subsidiaries as of the date of the merger agreement with respect to claims arising from facts or events that occurred on or before the merger.

   401(k) Plan. Under the Employee Savings and Protection Plan, or the 401(k) Plan, for all employees of Roberts who are employed as of December 31 of each year, Roberts may, in its discretion, contribute a percentage of each employee's salary or wages paid that year into each employee's 401(k) Plan account, whether the employee is making elective contributions to the 401(k) Plan or not. Historically, Roberts has contributed 2% of each employee's salary or wages paid that year. The merger agreement states that employees who are employed at the time of the merger shall receive 2% of their salary or wages for the 1999 calendar year, notwithstanding their employment status on December 31, 1999.

Dissenters' Rights

   In accordance with Chapter 11 of the New Jersey Business Corporation Act, no holder of Roberts shares shall be entitled to dissenters' rights.

Other Effects of the Merger

   It is a condition to the merger that the LSE shall have admitted to the Official List (subject to allotment) the Shire ordinary shares to be allotted by Shire in connection with the merger and that such admission shall have become effective in accordance with the rules and regulations of the LSE. It is also a condition to the merger that the Shire ADSs to be issued in the merger shall have been approved for listing on Nasdaq. If the merger is consummated, Roberts shares will cease to be listed on the Amex. For information concerning the income tax consequences of the ownership of Shire ADSs, see "Certain Tax Consequences." Following the merger, Roberts will cease filing periodic reports with the SEC under the Exchange Act.

Governmental Regulation

 U.S. Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have been satisfied. On August 10, 1999, Roberts and Shire each filed a Pre-merger Notification and Report Form in accordance with the provisions of the Hart-Scott-Rodino Act with the Antitrust Division and the FTC. The required waiting period expired on September 10, 1999.

 Exon-Florio

   The provisions of Exon-Florio promulgated under the Omnibus Trade and Competitiveness Act of 1988 empower the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a foreign person if the President finds, after investigation, credible evidence that the foreign person might take action that threatens to impair the national security of the U.S. and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security. Any determination that an investigation is called for must be made within 30 days of notice of the proposed transaction. In the event such a determination is made, any such investigation must be completed within 45 days of such determination. Thereafter, any decision to take action must be announced within 15 days of completion of the investigation. Authority under these provisions has been delegated to the Committee on Foreign Investment in the United States. On October 21, 1999, Roberts and Shire made a voluntary filing to this committee seeking a finding that the merger does not impair the national security of the U.S.

 U.K. Antitrust

   In the U.K., the Secretary of State can refer any qualifying merger situation to the Competition Commission for investigation as to whether the merger may be expected to operate against the public interest. The merger of Roberts and Shire is a qualifying merger situation for the purposes of U.K. law. There is no obligation to obtain prior clearance of a qualifying merger in the U.K. However, if a qualifying merger is completed without prior clearance being given, there is a risk that the merger may subsequently be referred to the Competition Commission and that divestments might ultimately be required.

   No submission has been made to the U.K. authorities in relation to the merger, but on July 26, 1999, Shire received from the U.K. Office of Fair Trading a letter requesting various general information about the businesses of Shire and Roberts. A response to that letter was provided on July 29 and was followed by subsequent communications. On October 18, 1999, the Office of Fair Trading confirmed that the merger had been cleared.

Anticipated Accounting Treatment and Effects

   The merger is intended to qualify as a pooling of interests transaction under U.S. GAAP, which means the recorded assets and liabilities of Roberts will be carried forward to the combined business at their recorded amounts. The historical revenues and expenses of Roberts, for all periods, will be combined with those of Shire, whose financial statements will then be restated. The merger will be accounted for as a purchase under U.K. GAAP, which, based on the Shire ADS price as of July 21, 1999 and the Roberts balance sheet as of June 30, 1999, will produce goodwill of approximately $700 million that will be amortized over 20 years.

                          DESCRIPTION OF INDEBTEDNESS

   Roberts is a party to a credit agreement, dated as of June 24, 1998, among itself, DLJ Capital Funding, Inc. and various other lenders. The outstanding indebtedness under this credit agreement is $125 million. The interest rate per annum is calculated as the 30 Day LIBOR rate plus 2%, which as of October 14, 1999 is 7.45% per annum. The funds provided under this credit agreement financed Roberts' acquisition of its Pentasa(R) product. Pursuant to the terms of the credit agreement, a change of control of Roberts is an event of default permitting the lenders to accelerate payment of the principal amount outstanding. The merger constitutes a change of control under the credit agreement. Roberts and Shire's United States subsidiaries, as borrowers, and Shire entered into an agreement dated November , 1999, to replace the existing credit facility with a $250 million credit facility consisting of a $125 million five-year revolving credit facility (including a $25 million letter of credit facility) and a $125 million five-year term loan facility. The applicable interest rate on the new credit facility will range between 1.00% and 2.00% over the higher of DLJ's prime rate or the Federal Funds Rate or between 1.50% and 2.50% over the London Interbank Overnight rate, in each case depending on Shire's credit rating. All obligations under the new credit facility will be jointly and severally guaranteed by Shire and by all of Shire's subsidiaries (other than the borrowers) and will initially be secured by all material property owned by Shire and its subsidiaries and the capital stock of Shire's subsidiaries. If Shire's credit rating reaches specified levels, the new credit facility will not be secured.


   The new credit facility will contain customary covenants, including restrictions on:

  .debts and liens;

  .the sale of assets;

  .mergers and acquisitions;

  .transactions with affiliates;

  .sales and leaseback transactions;

  .loans and investments; and

  .capital expenditures.

   The terms of the credit agreement will also contain maintenance tests which will require Shire to maintain a minimum net worth, a specified leverage ratio and a specified coverage ratio.

                              THE MERGER AGREEMENT

   The following description of the material provisions of the merger agreement is only a summary and does not purport to be complete. This description is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this Prospectus-Proxy Statement as Annex A and is incorporated herein by reference.

General; Effective Time and Effects of the Merger

   The merger agreement provides that, subject to the approval of the merger agreement by the affirmative vote of at least two-thirds of the votes cast by the holders of Roberts shares present or represented by proxy at the special meeting and a majority of the shareholders of Shire voting at the meeting to be convened of Shire shareholders and the satisfaction or waiver of other conditions to the merger, Ruby Acquisition Sub will be merged with and into Roberts, with Roberts continuing as the surviving corporation and as a wholly-owned subsidiary of Shire.

   If the merger agreement is approved by the shareholders of Roberts and Shire, and the other conditions to the merger are satisfied or, where permissible, waived, the effective time will occur at the time of filing of a certificate of merger with the Secretary of State of the State of New Jersey. At the effective time, the certificate of incorporation and by-laws of Roberts, as in effect immediately prior to the effective time, will be the certificate of incorporation and by-laws of the surviving corporation until thereafter changed or amended as provided therein or by applicable law.

Directors of Shire Immediately Following the Merger

   The newly combined board of directors of Shire will be comprised of eleven members, six from Shire's current board and five from Roberts' current board:

       Dr. James Cavanaugh  Non-executive Chairman
       Rolf Stahel          Chief Executive
       Stephen Stamp*       Group Finance Director
       Dr. Wilson Totten    Group R&D Director
       Dr. Bernard Canavan  Non-executive
       Dr. Zola Horovitz    Non-executive
       Ronald Nordmann      Non-executive
       Dr. Barry Price      Non-executive
       Joseph Smith         Non-executive
       John T. Spitznagel   Non-executive
       Dr. Robert Vukovich  Non-executive

--------
* On October 29, 1999, Shire announced that on December 13, 1999, Stephen Stamp will be replaced as Group Finance Director by Angus Russell.

Conversion of Roberts Shares

   The merger agreement provides that, as of the effective time, by virtue of the merger and without any action on the part of any Roberts shareholder:

  . each share of Roberts common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive either ordinary shares or ADSs; this does not include any shares of Roberts common stock owned by Roberts or Shire or by any of their subsidiaries;

  . each share of common stock of Ruby Acquisition Sub issued and outstanding immediately prior to the effective time will be canceled;

  . each share of Roberts common stock that is owned by Roberts or Shire or by any of their subsidiaries will be canceled and retired and will cease to exist; and

  . each Roberts shareholder will receive, for each share of Roberts common stock held by it:

   -- a fixed exchange ratio of 3.4122 ordinary shares if the average closing price of the ADSs for the 15 consecutive trading days ending the third trading day prior to closing is equal to or greater than $23.73 and less than or equal to $29.01;

   -- a floating exchange ratio between approximately 3.4122 and approximately 3.1280 if the average closing price is greater than $29.01 and less than or equal to $31.65 (equivalent to $33.00 per Roberts share);

   -- a floating exchange ratio between approximately 3.8407 and approximately 3.4122 if the average closing price is equal to or greater than $21.09 and less than $23.73 (equivalent to $27.00 per Roberts share);

   -- a fixed exchange ratio of 3.8407 if the average closing price is below
      $21.09; and

   -- a fixed exchange ratio of 3.1280 if the average closing price is greater than $31.65.

   Shire will provide each Roberts shareholder with one-third of an ADS for each ordinary share such holder would be entitled to receive unless such shareholder elects to receive ordinary shares.

The Exchange Ratio

   The chart below sets forth a range of possible average closing prices for the ADSs, the corresponding exchange ratio for ADSs to be received in the merger and the equivalent market value per share of Roberts common stock assuming that an ADS had a value equal to the average closing price. The exchange ratio will be determined based on the average ADS trading price at the close of the market during the 15 trading days ending the third trading day before the merger is completed. The average closing prices set forth below are for illustrative purposes and are not intended to be an exhaustive list of possible average closing prices. On the date a holder of Roberts common stock receives ADSs, they may have a value equal to, greater than or less than the equivalent values set forth below.

Average Closing Price, Exchange Ratio and Equivalent Value

                                 Calculated Average
                                    Trading Price
                                       per ADS
                                 (one ADS represents   ADS    Hypothetical Value
                                   three ordinary    Exchange  for Each Roberts
                                       shares)        Ratio         Share
                                 ------------------- -------- ------------------
                                        20.00         1.2802        25.60
                                        20.50         1.2802        26.25
                                        21.00         1.2802        26.89
   Fixed Price..................        21.50         1.2558        27.00
                                        22.00         1.2273        27.00
                                        22.50         1.2000        27.00
                                        23.00         1.1739        27.00
   Fixed Price..................        23.50         1.1489        27.00
                                        24.00         1.1374        27.30
                                        24.50         1.1374        27.87
                                        25.00         1.1374        28.44
                                        25.50         1.1374        29.00
                                        26.00         1.1374        29.57
                                        26.50         1.1374        30.14
                                        27.00         1.1374        30.71
                                        27.50         1.1374        31.28
                                        28.00         1.1374        31.85
                                        28.50         1.1374        32.42
                                        29.00         1.1374        32.98
   Fixed Price..................        29.50         1.1186        33.00
                                        30.00         1.1000        33.00
                                        30.50         1.0820        33.00
                                        31.00         1.0645        33.00
   Fixed Price..................        31.50         1.0476        33.00
                                        32.00         1.0427        33.37
                                        32.50         1.0427        33.89
                                        33.00         1.0427        34.41

   If the ADS price is below $20.00, the exchange ratio remains at 1.2802 and the hypothetical value for each Roberts share will be lower than the value presented in the table. If the ADS price is above $33.00, the exchange ratio remains at 1.0427 and the hypothetical value for each Roberts share will be higher than the value presented in the table.

   We do not know what the market prices of Roberts common stock or ADSs will be at the effective time or during the period in which the average closing price is calculated. Because the exchange ratio is based on an average of the closing price of the ADSs for a period prior to the effective time, the market price of the Roberts common stock at the effective time may be less than, equal to or greater than the average closing price for the ADSs. The market value of the ADSs that holders of Roberts common stock will receive upon consummation of the merger may vary significantly from the market value of the ADSs that holders of Roberts common stock would receive if the merger was consummated and holders of Roberts common stock received ADSs on the date of this Prospectus-Proxy Statement or on the date of the special meeting.

No Fractional ADSs or Ordinary Shares

   No fractional ADSs or ordinary shares will be issued in the merger. Instead, each holder of Roberts common stock who otherwise would be entitled to receive a fractional ADS or ordinary share will be paid an amount in cash, without interest, in an amount equal to such fraction multiplied with respect to ADSs, by the last reported sale price of the ADSs on Nasdaq on the trading day immediately following the closing date, and with respect to ordinary shares, by the latest closing mid-market price of the ordinary shares on the trading day immediately following the closing date.

Exchange of Share Certificates

   At the effective time, Shire will deposit, in trust, with Morgan Guaranty Trust Company of New York, as exchange agent, for the benefit of the holders of Roberts common stock, that number of ordinary shares issuable in exchange for Roberts common stock.

   As soon as practicable after the effective time, the exchange agent will mail to each record holder of a certificate or certificates, which immediately prior to the effective time represented outstanding Roberts common stock:

  . a letter of transmittal which specifies that delivery will be effected, and risk of loss and title to the certificates shall pass, only upon proper delivery of the certificates to the exchange agent; and

  . instructions for use in effecting the surrender of the certificates in exchange for the merger consideration.

   Upon surrender to the exchange agent of a certificate for cancellation, together with a properly executed letter of transmittal, and other documents as may be reasonably required pursuant to the instructions to the letter of transmittal, in exchange for such certificates, the holder will be entitled to receive the merger consideration.

Treatment of Roberts Stock Options

   At the effective time, Shire will assume each of Roberts' stock option plans and all options will be adjusted so that each holder of an option will have such option apply to that number of ordinary shares (adjusted to the nearest whole share) equal to the product of the number of all options of such optionee immediately prior to the effective time and the exchange ratio. The exercise price per share for each option assumed, adjusted to the nearest pence, will equal the old exercise price per Roberts share divided by the exchange ratio, except for incentive stock options, which will be adjusted in order to continue the qualification of those options as "incentive stock options" under U.S. tax laws. The duration and other terms of each assumed or replaced option immediately after the effective time will be the same as the corresponding options that were in effect immediately before the effective time.

   As of the record date, approximately 3,151,048 shares of Roberts common stock were issuable upon the exercise of outstanding Roberts options. Such Roberts options will be converted at the effective time into Shire ordinary share options.

Employee Benefits and Options

   In the merger agreement, Shire has agreed:

  . that until December 31, 2001, it will maintain wages, compensation levels, employee pension and welfare plans that are, in the aggregate, equal or greater in value than those wages, compensation levels and other benefits that were in effect prior to the date of the merger agreement;

  . that it will pay bonuses up to $1,500,000 for calendar year 1999 to Roberts employees and up to $1,000,000 to its four corporate officers; and

  . that it will assume or replace all options issued under Roberts' stock option plans so that each holder of an option shall have such options apply to that number of ordinary shares equal to the number of options held by the holder multiplied by the exchange ratio. The exercise price for the options will be adjusted such that, in the aggregate, the option holder will pay the same amount for Shire ordinary shares as would have been paid for the Roberts shares.

Indemnification and Insurance

   In the merger agreement, Shire has agreed that, after the effective time, it will indemnify all directors and officers or Roberts for all losses with respect to actions or omissions by them on or prior to the merger and that Shire will, for a period of six years after the effective time, maintain in effect Roberts' directors' and officers' liability insurance with respect to acts or omissions occurring prior to the merger covering each person currently covered by Roberts' directors' and officers' liability insurance.

Representations and Warranties

   The merger agreement contains customary representations and warranties made by Roberts and Shire with respect to, among other things:

  .  due organization and good standing;

  .  capitalization;

  .  corporate authority to enter into the contemplated transactions;

  .  lack of conflicts with corporate governance documents;

  .  reports and financial statements;

  .  absence of certain changes or events;

  .  compliance with law;

  .  brokers or finders;

  .  absence of litigation;

  .  filing of tax returns;

  .  absence of labor complaints;

  .  environmental matters; and

  .  marketing practices.

Conduct of Business Pending Merger

   During the period from the date of the merger agreement and continuing until the effective time, each of Roberts and Shire has agreed as to itself and its subsidiaries that, among other things it and its subsidiaries will carry on their respective businesses only in the ordinary course and will use reasonable efforts to maintain and preserve its business organization, assets, employees and business relationships and to maintain all of its properties and assets in useful and good condition.

   The merger agreement contains certain other covenants of Roberts and Shire relating to the conduct of their respective businesses before the effective time, including:

  . covenants relating to the declaration and payment of dividends and changes in share capital;

  .  the issuance of securities;

  .  the amendment of corporate governance documents;

  .  the incurrence of indebtedness and the acquisition of equity interests;

  .  the maintenance of benefits plans and compensation;

  .  the entering into of material agreements; and

  . the preservation of the availability of pooling-of-interests accounting treatment.

No Solicitation

   According to the terms of the merger agreement, Roberts and Shire have each agreed that, prior to the effective time, neither it, any of its affiliates, nor any of the respective directors, officers, employees, agents or representatives of the foregoing, will:

  . solicit or initiate, including by way of furnishing or disclosing non-public information, any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving Roberts or Shire, as the case may be, or the acquisition of all or any significant part of the assets or capital stock of Roberts or Shire, as the case may be; or

  . negotiate, explore or otherwise engage in discussions with any person with respect to any transaction referred to above, or which may reasonably be expected to lead to a proposal for such a transaction or enter into any agreement, arrangement or understanding with respect to any such transaction or which would require it to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement; provided, however, that Roberts and Shire may, in response to an unsolicited written proposal from a third party regarding a bona fide, written and unsolicited proposal or offer made by any persons or group with respect to a merger, consolidation or other business combination or an acquisition of all or any significant part of the assets or capital stock of Roberts or Shire, as the case may be, on terms which the board of directors of Roberts or Shire, as the case may be, determines in good faith, and in the exercise of reasonable judgment, based on the advice of independent financial advisors and legal counsel, to be more favorable to its shareholders than the merger, furnish information to, negotiate or otherwise engage in discussions with such third party, if the board of directors of Roberts or Shire, as the case may be, determines in good faith, after consultation with its financial advisors and based upon advice of outside counsel that such action is required for the board of directors to comply with its fiduciary duties under applicable law.

   According to the terms of the merger agreement, Roberts and Shire have agreed to promptly advise each other of any information they have from a person with respect to any transaction of the type referred to above and to give each other an update on an ongoing basis or upon the reasonable request of Roberts or Shire, as the case may be, on the status of any such transaction.

Conditions to Consummation of the Merger

 Conditions to Each Party's Obligations to Consummate the Merger

   The respective obligations of Roberts, Shire and Acquisition Sub to effect the merger are subject to the satisfaction or waiver of the following conditions:

  . Shareholder Approvals. The merger and the other transactions contemplated by the merger agreement having been duly approved by the requisite vote of Roberts and Shire shareholders;

  . Certain Approvals. All filings, notices, approvals, confirmations, consents, declarations and/or decisions required to be made, given or obtained by Roberts or Shire with or from any governmental or regulatory authority in connection with the consummation of the merger and the other transactions contemplated by the merger agreement;

  . No Proceeding or Litigation. No order, injunction, decree or judgment of any court or governmental body or agency being in effect which materially restrains or prohibits the transactions contemplated by the merger agreement, and no suit, action, investigation, inquiry or proceeding by any governmental body or agency or legal or administrative proceeding by any governmental body or agency having been instituted, or threatened in writing, which questions the validity or legality of the transactions contemplated by the merger agreement;

  . Securities Laws. The registration statements on Forms F-4 and F-6 having become effective and there not being any stop order or proceedings seeking a stop order with respect to such registration statements.

 Additional Conditions to the Obligations of Roberts

   The obligation of Roberts to effect the merger is subject to the satisfaction or waiver of each of the following additional conditions prior to the effective time:

  . Representations and Warranties. Each of the representations and warranties of Shire and Acquisition Sub set forth in the merger agreement being true and correct in all material respects at and as of the effective time as if made at and as of such time and Roberts having received a certificate signed on behalf of Shire and Acquisition Sub to such effect, except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard;

  . Agreements. Shire and Acquisition Sub having performed or complied in all material respects with each covenant, agreement and obligation to be performed or complied with by it under the merger agreement on or prior to the closing date, and Roberts having received a certificate signed on behalf of Shire and Acquisition Sub to such effect;

  . Consents from Third Parties. Shire having obtained the consent or approval of each person whose consent or approval is required in order to consummate the merger and the other transactions contemplated by the merger agreement;

  . Listing. The London Stock Exchange having granted admission of the ordinary shares comprising the merger consideration to the Official List, subject only to allotment; and the allotment of the ordinary shares comprising the merger consideration having occurred, subject only to admission becoming effective in accordance with paragraph 7.1 of the Listing Rules of the London Stock Exchange;

  . Tax Opinions. Roberts having received an opinion dated on or about the date that is two business days prior to the date this Prospectus-Proxy Statement is first being mailed, relying on appropriate representations, of either Milbank, Tweed, Hadley & McCloy LLP, U.S. special counsel to Roberts, or Cahill Gordon & Reindel, U.S. counsel to Shire, to the effect that the merger will constitute a reorganization described in
     Section 368(a)(1)(A) of the Internal Revenue Code of 1986, and Section 368(a)(2)(E) of the Code and no gain or loss will be recognized by Roberts or any of its shareholders except that (i) a shareholder who receives cash in lieu of fractional ordinary shares or ADSs will recognize capital gain or capital loss equal to the difference between the cash received and such shareholder's basis of the shares of Roberts common stock allocated to the fractional interest and (ii) any shareholder required to enter into a gain recognition agreement within the meaning of Treas. Reg. (S) 1.367(a)-3(c)(1)(iii)(B) must do so in order to avoid immediate gain recognition and may be required to recognize gain at the time and in the amount specified in the gain recognition agreement;

  . Pooling Letter. Roberts having received a letter from its independent auditors, dated as of the closing date, setting forth the concurrence of Roberts' independent auditors with the conclusion of Roberts' management that it will be appropriate to account for the merger as a "pooling of interests" under U.S.

   GAAP, Accounting Principles Board Opinion No. 16 and all rules, regulations and policies of the SEC, if the merger is consummated in accordance with the merger agreement; and

  . Nasdaq. The ADSs being issued in the merger having been approved for listing on the Nasdaq National Market System.

 Additional Conditions to the Obligations of Shire and Acquisition Sub

   The obligation of Shire and Acquisition Sub to effect the merger is subject to the satisfaction or waiver of each of the following additional conditions prior to the effective time:

  . Agreements. Roberts having performed or complied in all material respects with each covenant, agreement and obligation to be performed or complied with by it under the merger agreement on or prior to the closing date, and Shire having received a certificate signed on behalf of Roberts to such effect;

  . Representations and Warranties. Each of the representations and warranties of Roberts set forth in the merger agreement being true and correct in all material respects at and as of the effective time as if made at and as of such time, and Shire having received a certificate signed on behalf of Roberts by an executive officer of Roberts to such effect, except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects giving effect to such standard; and

  . Pooling Letter. Shire having received a letter from its independent auditors, dated as of the closing date, setting forth the concurrence of Shire's independent auditors with the conclusion of Shire's management that it will be appropriate to account for the merger as a "pooling of interests" under U.S. GAAP, Accounting Principles Board Opinion No. 16 and all rules, regulations and policies of the SEC, if the merger is consummated in accordance with the merger agreement.

Termination; Effect of Termination

   The merger agreement may be terminated:

  .  by mutual written consent of Shire and Roberts;

  .  by either Shire or Roberts upon written notice to the other party if:

   -- any governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger and such order, decree or ruling or other action has become final and nonappealable; or

   -- the effective time has not occurred on or before December 31, 1999 unless a later date is established by mutual written consent of Shire and Roberts or unless the failure to consummate the merger is the result of a breach of a covenant set forth in the merger agreement or a misrepresentation or breach of any warranty set forth in the merger agreement by the party seeking to terminate the merger agreement;

  .  by the board of directors of Shire or Roberts if:

   -- Shire shareholder approval has not been obtained upon a vote taken at Shire's shareholder meeting; or

   -- Roberts shareholder approval has not been obtained upon a vote taken at the special meeting,

   unless due to delay or default on the part of Roberts, in the case of the Shire shareholder approval, or due to delay or default on the part of Shire or Acquisition Sub, in the case of the Roberts shareholder approval;

  .  by the Shire board if:

   -- there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of Roberts set forth in the merger agreement which breach is not curable on or prior to December 31, 1999, except, where any statement in a representation or warranty includes a standard of materiality, if such statement is true and correct in all respects giving effect to such standard; or

   -- the Roberts board fails to recommend the approval of the merger agreement and the merger to Roberts shareholders; or

   -- the Roberts board withdraws or amends or modifies in a manner adverse to Shire its recommendation or approval of the merger agreement or the merger or fails to reconfirm such recommendation within five business days of a reasonable written request for such confirmation by Shire;

  . by the Shire board if it reasonably determines that a proposal for an acquisition of Shire is more favorable to its shareholders than the merger; provided, however, that Shire may not terminate the merger agreement unless:

   -- five business days has elapsed after delivery to Roberts of a written notice of such determination by the Shire board and, during such five-business-day period, Shire has informed Roberts of the material terms and conditions and financing arrangements of such proposal for an acquisition of Shire and the identity of the person or group making such proposal; and

   -- at the end of such five business-day period, the Shire board continues reasonably to believe that such proposal is more favorable to its shareholders than the merger and promptly thereafter Shire enters into a definitive acquisition, merger or similar agreement to effect such transaction;

  .  by the Roberts board if:

   -- there is a breach in any material respect of any representation, warranty, covenant or agreement on the part of Shire or Acquisition Sub set forth in the merger agreement which breach is not curable on or prior to December 31, 1999, except, where any statement in a representation or warranty includes a standard of materiality, if the statement is true and correct in all respects giving effect to such standard;

   -- the Shire board fails to recommend the approval of the merger agreement and the merger to Shire's shareholders; or

   -- the Shire board withdraws or amends or modifies in a manner adverse to Roberts its recommendation or approval of the merger agreement or the merger or fails to reconfirm such recommendation within five business days of a reasonable written request for such confirmation by Roberts; or

  . by the Roberts board if it reasonably determines that a proposal for an acquisition of Roberts is more favorable to its shareholders than the merger; provided, however, that Roberts may not terminate the merger agreement unless:

   -- five business days has elapsed after delivery to Shire of a written notice of such determination by the Roberts board and, during such five-business-day period, Roberts has informed Shire of the material terms and conditions and financing arrangements of such proposal for an acquisition of Roberts and the identity of the person or group making such proposal; and

   -- at the end of such five business day period the Roberts board continues reasonably to believe that such proposal is more favorable to its shareholders than the merger and promptly thereafter Roberts enters into a definitive acquisition, merger or similar agreement to effect such transaction.

 Termination Payments Payable by Roberts

   Under the merger agreement, if any of the following events occur, Roberts has agreed to pay Shire a termination fee of $30 million:

  . Shire terminates the merger agreement because the Roberts board fails to approve the merger agreement and the merger or withdraws or amends its recommendation or approval or fails to reconfirm such

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   recommendation within five business days of a reasonable written request for such confirmation by Shire;

  . Roberts terminates the merger agreement because the Roberts board reasonably believes that a proposal for an acquisition of Roberts is more favorable to its shareholders than the merger; or

  . Shire or Roberts terminates the merger agreement because the effective time has not occurred on or prior to December 31, 1999 or Roberts shareholder approval has not been obtained following the public announcement other than by Shire of a proposal for a transaction for the acquisition of Roberts and such termination was not solely the result of any action or inaction by Shire and, prior to or within six months after any such termination described in this clause, Roberts or any of its subsidiaries enters into a definitive agreement for, or consummates, a transaction for the acquisition of Roberts in which the merger consideration received by Roberts or its shareholders in that transaction is equal to or greater than the value of the merger consideration received in the Shire/Roberts merger.

 Termination Payments Payable by Shire

   Under the merger agreement, if any of the following events occur, Shire has agreed to pay Roberts a termination fee of $30 million:

  . Roberts terminates the merger agreement because the Shire board fails to approve the merger agreement and the merger or withdraws or amends its recommendation or approval or fails to reconfirm such recommendation within five business days of a reasonable written request for such confirmation by Roberts; or

  . Shire terminates the merger agreement because the Shire board reasonably believes that a proposal for an acquisition of Shire is more favorable to its shareholders than the merger; or

  . Shire or Roberts terminates the merger agreement because the effective time has not occurred on or prior to December 31, 1999 or Shire shareholder approval has not been obtained following the public announcement other than by Roberts of a proposal for a transaction for the acquisition of Shire and such termination was not solely the result of any action or inaction by Roberts, and, prior to or within six months after any termination described in this clause, Shire or any of its subsidiaries enters into a definitive agreement for, or consummates, a transaction for the acquisition of Shire.

Amendment

   The merger agreement may be amended by the parties thereto at any time before or after any required approval of matters presented in connection with the merger by the shareholders of Roberts or the shareholders of Shire; provided, however, that, after any such approval, no amendment can be made that by law requires further approval by such shareholders without the further approval of such shareholders. The merger agreement may be amended by an instrument in writing signed on behalf of each of the parties thereto prior to the effective time with respect to any of the terms contained therein; provided, however, that, after the merger agreement is adopted by the Roberts shareholders, no amendment or modification can change the amount or form of the consideration to be paid pursuant to the merger agreement.

Waivers

   At any time prior to the effective time, either Shire, Roberts or Acquisition Sub may:

  . extend the time for the performance of any of the obligations or other acts of any other party to the merger agreement;

  . waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

  . subject to the amendment provisions described above, waive compliance by any other party to the merger agreement with any of the provisions of any of the agreements or with any conditions to its own obligations.

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                           THE SHAREHOLDER AGREEMENT

Shire Shareholder Agreements

   At the same time of the execution of the merger agreement, Shire entered into shareholder agreements with Yamanouchi Group Holdings Inc., the owner of 5,048,500 shares, or 15.8%, of Roberts common stock, and Dr. Robert A. Vukovich, the owner of 1,733,671 shares, or 5.4%, of Roberts common stock. Under the shareholder agreements, each of Yamanouchi and Vukovich has agreed to vote their respective shares of common stock for the approval and adoption of the merger agreement and any actions required to be approved by shareholders related thereto and against any proposal or transaction which could prevent or delay the consummation of the merger agreement, except in certain limited circumstances. In addition, under the shareholder agreements, Shire has agreed to register the ADSs to be received by Yamanouchi and Vukovich in the merger on a registration statement on Form S-3 for an offering to be made on a continued or delayed basis in the future pursuant to Rule 415 under the Securities Act of 1933. Also, Yamanouchi and Vukovich have agreed not to transfer their Roberts shares except in the merger and not to sell the Shire ordinary shares or ADSs they will receive in the merger until the combined company has published 30 days of financial results.

Roberts Shareholder Agreements

   At the same time of the execution of the merger agreement, Roberts entered into shareholder agreements with four limited partnerships controlled by HealthCare Ventures which collectively own 12,214,810 ordinary shares of Shire. Dr. James Cavanaugh, Shire's non-executive chairman, is the president of the management company of these limited partnerships. Under these shareholder agreements, HealthCare Ventures has agreed to vote such ordinary shares for the approval and adoption of the merger agreement and any actions required to be approved by shareholders related thereto and against any proposal or transaction which could reasonably prevent or delay the consummation of the merger agreement.

                              THE OPTION AGREEMENT

General

   At the same time of the execution of the merger agreement and as an inducement and condition to entering into the merger agreement, Roberts and Shire entered into an option agreement. The following description sets forth the material provisions of the option agreement but is qualified in its entirety by reference to the option agreement, which is filed as an exhibit to the registration statement on Form F-4 and incorporated herein by reference in its entirety.

   Under the option agreement, Roberts granted Shire an unconditional irrevocable option to purchase a number of shares representing up to 19.9% of the issued and outstanding shares of common stock of Roberts at a price per share in cash equal to $30.00.

   The option agreement provides that Shire may exercise the option on only one occasion prior to termination of the option agreement, in whole or in part, by delivering a written notice, upon the occurrence of any event that entitles Shire to receive a payment of $30 million from Roberts payable according to the terms of the merger agreement.

   To the extent the option has not been exercised, the option agreement will terminate upon the earlier of the effective time or termination of the merger agreement in accordance with its terms unless Shire is entitled to receive the $30 million payment from Roberts, in which case the option agreement will terminate one business day after Shire receives such payment or the $30 million payment could no longer be payable based on the terms of the merger agreement.

   Arrangements such as the option agreement are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in

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accordance with their terms, and to compensate the grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transactions if they are not consummated under certain circumstances involving an acquisition or potential acquisition of the issuer by a third party. The option agreement was entered into to accomplish these objectives. The option agreement may have the effect of discouraging offers by third parties to acquire Roberts prior to the effective time, even if such persons were prepared to offer to pay consideration to Roberts shareholders which has a higher current market price than the ordinary shares or the ADSs to be received by Roberts shareholders pursuant to the merger agreement.

   The option agreement is not subject to the approval of Roberts shareholders, and is effective whether or not Roberts shareholders approve the merger agreement at the special meeting.

Notice of Exercise

   According to the terms of the option agreement, Shire may exercise the option by sending Roberts a written notice specifying

  .the number of Roberts shares to be purchased; and

  .a date for the closing of such purchase.

   Based on the terms of the option agreement, the date specified by Shire for exercising the option must be not less than two business days nor more than ten days from the later of (x) the date the exercise notice is given and (y) the expiration or termination of any waiting period, and any extensions thereof, under the Hart-Scott-Rodino Act.

Limitation on Total Profit

   The option agreement provides that in no event will the amount Shire receives from the sum of the following exceed $32 million:

  . the amount before taxes but net of reasonable and customary commissions payable in connection with such transactions received by Shire from the sale of the shares of Roberts common stock acquired from exercise of the option less the exercise price for such Roberts shares;

  . any amounts before taxes but net of reasonable and customary commissions payable in connection with such transactions received by Shire on the transfer of the option to any unaffiliated persons or to Roberts; and

  . a $30 million payment by Roberts to Shire according to the terms of the merger agreement.

   If Shire would otherwise receive more than $32 million, Shire in its sole discretion, will take one of the following actions to reduce this amount to $32 million:

  .reduce the number of shares of Roberts common stock subject to the option;

  .pay cash to Roberts;

  .reduce the amount of the $30 million payment; or

  .any combination thereof.

   The option agreement also provides that the option may not be exercised for a number of shares of Roberts common stock as would, as of the date notice is given by Shire that it will exercise the option, result in the receipt by Shire of a hypothetical amount of more than $32 million. For purposes of the option agreement, this hypothetical amount is the sum of:

  . the amount before taxes but net of reasonable and customary commissions payable in connection with
   such transactions received by Shire from the sale of the shares of Roberts common stock acquired from exercise of the option less the exercise price for such Roberts shares;

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

  . any amounts before taxes but net of reasonable and customary commissions payable in connection with such transactions received by Shire on the transfer of the option to any unaffiliated persons or to Roberts; and

  . a $30 million payment by Roberts to Shire according to the terms of the merger agreement.

   This hypothetical amount is determined as of the date notice is given by Shire that it will exercise the option, assuming that the option were exercised on such date for the number of shares of Roberts common stock for which Shire exercises the option and assuming that such shares were sold for cash at the closing market price as of the close of business on the preceding trading day, less customary brokerage commissions.

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

                           MATERIAL TAX CONSEQUENCES

General

   The following general discussion summarizes (i) the material U.S. federal income tax consequences to U.S. persons who are deemed to be the beneficial owners of shares of Roberts common stock who exchange their stock for ADSs or ordinary shares in accordance with the merger and (ii) the material U.S. and U.K. tax consequences to those persons of the ownership and disposition of ADSs and ordinary shares. This discussion is based upon existing U.S. federal income tax law and existing U.K. tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. For U.S. federal income tax purposes, a U.S. person is:

  .an individual citizen or resident of the U.S.;

  . a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

  . a partnership, trust or estate treated, for U.S. federal income tax purposes, as a domestic partnership, trust or estate.

   This discussion assumes that U.S. persons who are deemed to beneficially own shares of Roberts common stock do so as a capital asset as of the effective time. This discussion does not purport to address all material tax consequences of ownership of ADSs or ordinary shares and does not discuss all aspects of U.S. federal income taxation or U.K. taxation that may be relevant to all U.S. persons who are deemed to beneficially own shares of Roberts common stock in light of their particular circumstances, such as those whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or U.S. persons who are subject to special treatment under the U.S. federal income tax laws. This category includes those holders that hold their stock as part of a straddle, hedge or conversion transaction, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion of the income tax consequences also does not address any aspects of state or local taxation or foreign taxation, other than certain U.K. tax consequences. In general, for U.S. tax purposes, U.S. persons who are deemed to be the beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by those persons in exchange for ADSs will not be subject to U.S. federal income tax. U.S. persons are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax consequences of owning and disposing of ordinary shares and ADSs. In particular, U.S. persons are urged to confirm with their advisors that they are beneficial owners of ordinary shares or ADSs and of the cash dividend paid with respect thereto and that they:

  . are an individual or a corporation resident in the U.S. for purposes of the United Kingdom-United States Income Tax Convention (and, in the case of a corporation are not also resident in the U.K. for U.K. tax purposes);

  . are not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of Shire;

  . hold the ordinary shares or ADSs in a manner which is not effectively connected with a permanent establishment in the U.K. through which such U.S. person carries on business or with a fixed base in the U.K. from which such person performs independent personal services; and

  . are not otherwise ineligible for benefits under the U.K.-U.S. Income Tax
    Convention with respect to income and gains derived in connection with the ordinary shares or ADSs.

The U.S. and the U.K. have announced that they intend to enter into negotiations to update the U.K.-U.S. Income Tax Convention.

   U.S. persons are also urged to discuss with their advisors any possible consequences of their failure to meet the qualifications of the immediately preceding paragraph.

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

   Each U.S. person deemed to beneficially own shares of Roberts common stock is advised to consult his, her or its own tax advisors as to the U.S. federal income tax and U.K. tax consequences of the merger including the facts and circumstances that may be unique to that person, and as to any estate, gift, state, local or non-U.S. tax consequences of the merger and the ownership and disposition of ADSs or ordinary shares.

United States Tax Consequences of the Merger to U.S. Persons That Beneficially Own Shares of Roberts Common Stock

   The merger is intended to qualify as a reorganization within the meaning of
Section 368(a) of the Code. The obligation of Roberts to consummate the merger is conditioned upon the receipt by Roberts of a tax opinion, based on appropriate representations, of either Milbank, Tweed, Hadley & McCloy LLP or Cahill Gordon & Reindel, to the effect that for U.S. federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and (ii) no gain or loss will be recognized by a U.S. shareholder of Roberts common stock on the exchange of shares of Roberts common stock for ADSs or ordinary shares, except with respect to cash received in lieu of a fractional interest in an ADS or an ordinary share. See "The Merger Agreement--Conditions to Consummation of the Merger." This tax opinion will be expressly based upon the accuracy of certain representations made to such counsel by Roberts and Shire, as well as upon certain assumptions. The assumptions made may include the assumption that a U.S. person that is a "5% shareholder" of Shire after the merger will, in accordance with applicable Treasury Regulations under Section 367(a) of the Code, file a gain recognition agreement with the IRS, as explained more fully below. For purposes of this discussion, whether a U.S. person is a "5% shareholder" of Shire after the merger will be determined in accordance with applicable Treasury Regulations under Section 367(a) of the Code.

   Roberts is permitted under the merger agreement to waive the receipt of the tax opinion as a condition to its obligation to consummate the merger, although it does not intend to do so. Roberts will not waive the condition without first recirculating revised proxy materials and resoliciting the vote of Roberts shareholders. Furthermore, this tax opinion is not binding on the IRS or a court and does not preclude the IRS or a court from adopting a contrary position. Roberts will not seek a ruling from the IRS as to the tax treatment of the merger as a reorganization or as a non-recognition exchange of shares of Roberts common stock for ordinary shares or ADSs.

   Fractional interests in ADSs or ordinary shares will not be issued to Roberts shareholders in the merger. Instead, Roberts shareholders will receive cash for any fractional ADS or fractional ordinary share owed to them based upon the trading prices of these securities on the trading day immediately following the merger. A U.S. person who receives cash with respect to the sale of a fractional ADS or ordinary share will be treated as having received a fractional ADS or ordinary share pursuant to the merger and then as having sold that fractional ADS or ordinary share for cash. The amount of any capital gain or loss attributable to that sale will be equal to the difference between the cash received with respect to the fractional ADS or ordinary share and the tax basis that is allocated to the fractional ADS or ordinary share. In the case of an individual U.S. person, any gain will be subject to U.S. federal income tax at a maximum rate of 20% if the U.S. person has a holding period for the fractional ADS or ordinary share of more than 12 months at the effective time. This holding period will include the U.S. person's holding period for the Roberts common stock deemed exchanged for the fractional ADS or ordinary share.

   A U.S. person deemed to beneficially own shares of Roberts common stock who:

  .receives ADSs or ordinary shares in the merger;

  .is a "5% shareholder" of Shire after the merger; and

  . fails to file an agreement with the IRS as provided by Treasury
    Regulations Section 1.367(a)-8 which generally allows a U.S. person to avoid recognizing gain at the time of a transfer of domestic stock to a foreign corporation;

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will not qualify for non-recognition treatment and will recognize any gain but not any loss. In the case of an individual U.S. person deemed to beneficially own shares of Roberts common stock, any gain would be subject to U.S. federal income tax at a maximum rate of 20% if that person has a holding period in its shares of Roberts common stock of more than 12 months at the effective time. Any holder of shares of Roberts common stock who will be a "5% shareholder" of Shire after the merger is urged to consult with his, her or its own tax advisor concerning the decision to file such an agreement with the IRS and the procedures to be followed in connection with that filing.

United States Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons that Beneficially Own Shares of Roberts Common Stock

   The following is a summary of material U.S. federal income tax consequences of the ownership of ordinary shares or ADSs by a U.S. person that receives ADSs or ordinary shares in connection with the merger and holds ordinary shares or ADSs as capital assets.

 Taxation of Dividends

   Under the U.S. federal income tax laws, U.S. persons will include in gross income the gross amount of any dividend paid by Shire out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is actually or constructively received by such person, in the case of ordinary shares, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. person's basis in the ordinary shares or ADSs and thereafter as capital gain. As a result of recent changes in U.K. law, the payment from the U.K. Inland Revenue that certain U.S. persons would otherwise be entitled to receive under the U.K.-U.S. Income Tax Convention in connection with a dividend paid by Shire is now completely offset by a corresponding U.K. withholding tax. See "--United Kingdom Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons That Beneficially Own Shares of Roberts Common Stock-- Taxation of Distributions." Even though no net payment under the treaty is made, a U.S. person receiving a dividend from Shire generally will be required to include in income the gross amount of the treaty payment as a dividend and be entitled to a foreign tax credit or deduction in respect of the withholding tax, as discussed below.

   Subject to certain limitations and the provisions of the next paragraph, any U.K. withholding tax will be creditable against the U.S. person's U.S. federal income tax liability. See "--United Kingdom Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons That Beneficially Own Shares of Roberts Common Stock." For foreign tax credit limitation purposes, the dividend will be income from sources outside the U.S., but generally will be treated separately, together with other items of "passive income," or, in the case of certain holders, "financial services income." The rules relating to the determination of the foreign tax credit are complex and U.S. persons deemed to beneficially own shares of Roberts common stock should consult with their own tax advisors to determine whether and to what extent a credit would be available. U.S. persons that do not elect to claim a foreign tax credit may instead claim a deduction for any U.K. withholding tax.

   It is anticipated that, after the merger, Shire will be at least 50% owned by U.S. persons. Under Section 904(g) of the Code, dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income rather than foreign source income for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income, and the effect of this rule may be to treat a portion of the dividends paid by Shire as U.S. source income. Section 904(g)(10) of the Code permits a U.S. person to elect to treat Shire dividends as foreign source income for foreign tax credit limitation purposes, if the dividend income is separated from other income items for purposes of calculating the holder's foreign tax credit. Although there is no form prescribed for making this election, applicable Treasury Regulations suggest that the election is made by claiming the credit in the manner described in this paragraph.

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 Taxation of Capital Gains

   Upon a sale or other disposition of ordinary shares or ADSs, a U.S. person will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. person's tax basis in such ordinary shares or the ADSs. The determination of the U.S. person's tax basis is made in U.S. dollars. Generally, gain or loss will be long-term capital gain or loss if the U.S. person's holding period for the ordinary shares or ADSs exceeds one year and any such gain generally will be income from sources within the U.S. for foreign tax credit limitation purposes. Any loss realized by a U.S. person generally will be treated as from sources within or without the U.S. for purposes of the foreign tax credit. Long-term capital gain for a non-corporate U.S. person is generally subject to a maximum tax rate of 20%.

 Backup Withholding and Information Reporting

   In general, information reporting requirements will apply to dividend payments or other taxable distributions in respect of ordinary shares or ADSs made within the U.S. to a non-corporate U.S. person, and "backup withholding" at the rate of 31% will apply to the payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, if there has been notification from the IRS of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

   In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made outside the U.S. of the proceeds of a sale of ordinary shares or ADSs through an office outside the U.S. of a non-U.S. broker. However, U.S. information reporting requirements but not backup withholding will apply to a payment made outside the U.S. of the proceeds of a sale of ordinary shares or ADSs through an office outside the U.S. of a broker:

  .that is a U.S. person;

  . that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S.;

  .that is a "controlled foreign corporation" as to the U.S.; or

  . with respect to payments made after December 31, 2000, that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. person or the holder or beneficial owner otherwise establishes an exemption.

   Amounts withheld under the backup withholding rules may be credited against a U.S. person's U.S. tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

United Kingdom Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons That Beneficially Own Shares of Roberts Common Stock

   The tax treatment of dividends paid in respect of the ordinary shares and ADSs will depend upon the U.K. law and practice in force at the time dividends are paid. The following summary is based upon U.K. law and practice, including the U.K.-U.S. Income Tax Convention and the United Kingdom-United States Estate and Gift Tax Convention, which may change. The summary of U.K. tax matters below does not address the tax

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consequences for U.S. Persons that are resident (or, in the case of individuals, ordinarily resident) in the U.K. for U.K. tax purposes or for the purposes of the Treaty or that are corporations which, alone or together with one or more associated companies, control directly or indirectly 10% or more of the voting stock or power of Shire. For the purposes of the U.K.-U.S. Income Tax Convention, U.S. persons who are deemed to beneficially own ADSs will be treated as owners of the ordinary shares underlying the ADSs.

 Taxation of Distributions

   Dividends paid by Shire to U.S. persons generally will not be subject to any U.K. withholding tax.

   Under the U.K.-U.S. Income Tax Convention, certain U.S. persons that receive a dividend from Shire are entitled to a payment form the U.K. Inland Revenue in an amount equal to the tax credit to which a U.K. resident individual taxpayer would have been entitled had he received the dividend. This payment from the U.K. Inland Revenue generally is subject to a U.K. withholding tax equal to 15% of the sum of the cash dividend and the tax credit to which a U.K. resident individual would have been entitled, up to a maximum of the amount of the tax credit. As a result of a recent change in U.K. law, the amount of the tax credit has been reduced to an amount lower that the 15% U.K. withholding tax. Accordingly, no U.S. person will be entitled to receive any net payment from the U.K. Inland Revenue under the U.K.-U.S. Income Tax Convention.

   For example, if Shire were to pay a cash dividend of $90, certain U.S. persons entitled to the benefits of the U.K.-U.S. Income Tax Convention would be entitled to receive a payment from the U.K. Inland Revenue of $10 minus U.K. withholding tax. The amount of U.K. withholding tax would be $10, which is the lesser of $10 and 15% of the sum of the base dividend of $90 and the $10 payment. As a result, the U.S. persons would receive the $90 dividend from Shire but no net payment from the U.K. Inland Revenue. Although no net payment is received from the U.K. Inland Revenue, the gross amount of the $10 tax credit and the related $10 U.K. withholding tax generally must be taken into account separately for United States federal income tax purposes, as discussed above. See "United States Tax Consequences of the Ownership of Ordinary Shares and ADSs to U.S. Persons That Beneficially Own Shares of Roberts Common Stock-- Taxation of Dividends."

 Taxation of Capital Gains

   A U.S. person who is not resident or ordinarily resident for tax purposes in the U.K. normally will not be liable for U.K. tax on capital gains realized on the disposal of his ordinary shares or ADSs unless at the time of the disposal, the U.S. person carries on a trade, which for this purpose includes a profession or vocation, in the U.K. through a branch or agency and the ordinary shares or ADSs are or have been used, held or acquired for the purposes of that trade or branch or agency. A U.S. person who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. for a period of less than five tax years and who disposes of ordinary shares or ADSs during that period may be liable for U.K. tax on capital gains realized, subject to any available exemption or relief.

 Inheritance and Gift Taxes

   Provided that any gift or estate tax due in the U.S. is paid, the U.K.-U.S. Estate and Gift Tax Convention generally relieves from U.K. inheritance tax the transfer of ordinary shares or of ADSs where the shareholder or holder of the ordinary shares or ADSs making the transfer is domiciled, for the purposes of the U.K.-U.S. Estate and Gift Tax Convention, in the U.S. and not a national of the U.K. for the purposes of the U.K.-U.S. Estate and Gift Tax Convention. This will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment of an enterprise in the U.K. or pertain to the fixed base in the U.K. of a person providing independent personal services. In the unusual case where ordinary shares or ADSs are subject to both U.K. inheritance tax and U.S. estate or gift tax, the U.K.-U.S. Estate and Gift Tax Convention generally provides for tax paid in the U.K. to be credited against tax payable in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set forth in the U.K.-U.S. Estate and Gift Tax Convention.

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 Stamp Duty and Stamp Duty Reserve Tax

   Shire and Roberts will be jointly and severally liable for all stamp duties, stamp duty reserve tax and other similar taxes and governmental levies imposed in connection with the issuance or creation of the ordinary shares constituting the merger consideration and any ADSs in connection therewith and any other U.K. stamp duty, stamp duty reserve tax, other similar governmental charge or any interest or penalties thereon that may be payable by Shire and Roberts pursuant to the Deposit Agreement. See "Description of American Depositary Shares and American Depositary Receipts."

   Any tax or duty payable by the Depositary or the Custodian on the initial issue of ADSs to the Depositary or the Custodian as the provider of clearance services or the issuer of depositary receipts will be charged by the Depositary or the Custodian to Shire and Roberts.

   If ADSs are transferred after initial issue into a clearance service or depositary receipt arrangement, including a transfer of ADSs to the Custodian, stamp duty and/or stamp duty reserve tax will be payable in respect of the ADSs. The stamp duty and/or stamp duty reserve tax is generally payable on the consideration given for the transfer and is payable at the rate of, 1.5 percent rounded up if necessary to the nearest multiple of (Pounds)5 in the case of stamp duty or 1.5 percent in the case of stamp duty reserve tax.

   In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian on any transfer of ADSs to the Depositary or the Custodian after the initial issue of ADSs will be due and payable by the holder of the resulting ADSs to the Depositary. See "Description of American Depositary Shares and American Depositary Receipts."

   No stamp duty will be payable on the acquisition or transfer of ADRs representing ADSs or beneficial ownership of ADRs representing ADSs, provided that any instrument of transfer or written agreement to transfer remains at all times outside the U.K. and provided further that any instrument of transfer or written agreement to transfer is not executed in the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. An agreement for the transfer of ADRs representing ADSs or beneficial ownership of ADRs representing ADSs will not give rise to a liability for stamp duty reserve tax.

   A transfer for value of the ordinary shares generally will be subject to ad valorem stamp duty, and potentially also to stamp duty reserve tax. Stamp duty will arise on the execution of an instrument to transfer ordinary shares and stamp duty reserve tax will arise on the entry into an agreement, in writing or otherwise, to sell ordinary shares. If a stock transfer form is executed and duly stamped within six years of the entering into of an agreement to transfer U.K. shares, any outstanding stamp duty reserve tax liability will be cancelled and any stamp duty reserve tax which has been paid may be reclaimed. Stamp duty and stamp duty reserve tax are normally a liability of the transferee. Any transfer for value of the underlying ordinary shares represented by ADSs may give rise to a liability on the transferee to U.K. stamp duty or stamp duty reserve tax. The amount of stamp duty is calculated at the applicable rate on the consideration for the transfer of the ordinary shares, this being 1.5 percent rounded up if necessary to the nearest multiple of (Pounds)5 and 1.5 percent of the amount or value of the consideration in the case of stamp duty reserve tax. On a transfer of ordinary shares from the custodian of the depositary to a holder of an ADS upon cancellation of the ADS, only fixed stamp duty per instrument of transfer will be payable, which is currently (Pounds)5 per instrument.


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                       DESCRIPTION OF SHIRE SHARE CAPITAL

   The following sections include information concerning the ordinary shares, based on English law and a summary of material provisions of the Memorandum and Articles of Association of Shire. This information and summary do not purport to be complete and are qualified in their entirety by reference to the full Memorandum and Articles of Association, copies of which have been filed as exhibits to the registration statement of which this Prospectus-Proxy Statement forms a part.

General

   All of Shire's issued ordinary shares are, and all of the ordinary shares issued pursuant to the merger in the form of ADSs represented by ADRs will be, upon completion of the offering, fully paid or credited as fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form, although a directors' resolution passed on September 26, 1996 authorized the transfer of shares in Shire by means of CREST, a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. So long as this directors' resolution is in force, the Articles of Association in relation to the ordinary shares will not apply to any uncertificated ordinary shares to the extent that the Articles of Association are inconsistent with the holding of ordinary shares in uncertificated form, the transfer of title to any ordinary shares by means of the CREST system and any provisions of the regulations relating to CREST. Under English law, shareholders who are not residents of the U.K. may hold, vote and transfer their shares in the same manner as U.K. residents but the Articles provide that, where a shareholder has a registered address outside the U.K., the shareholder is not entitled to receive any notice from Shire unless that shareholder has specified an address within the U.K. at which these notices may be served.

Share Capital

   Shire was incorporated with an authorized share capital of (Pounds)50,000 divided into 50,000 ordinary shares of (Pounds)1 each, of which two shares were taken by the subscribers to the Memorandum of Association.

   The authorized share capital of Shire at the date of this Prospectus-Proxy Statement is, and immediately prior to the effective time will be, (Pounds)10,000,000 divided into 200,000,000 ordinary shares, of which [141,092,000] ordinary shares of 5p each are in issue at the date of this Prospectus-Proxy Statement. An aggregate of [ ] ordinary shares of 5p each will be issued upon completion of the merger.

   By ordinary resolution passed on May 10, 1999, the directors were generally and unconditionally authorized to exercise all powers of Shire to allot relevant securities, within the meaning of Section 80 of the Companies Act, up to an aggregate nominal amount of (Pounds)2,361,070. This authority expires on the earlier of fifteen months after the date of this resolution and the conclusion of the annual general meeting of Shire in 2000. However, Shire may make offers or agreements before the expiration which would or might require relevant securities to be allotted after the expiration and the directors may allot relevant securities in pursuance of the offers or agreements as if the authority conferred by that resolution had not expired.

   By special resolution passed on May 10, 1999, the directors were empowered under Section 95(1) of the Companies Act to allot equity securities, as defined in Section 94(2) of the Companies Act, under the authority referred to in the paragraph above as if Section 89(1) of the Companies Act relating to shareholders' rights of pre-emption did not apply to any of these allotments, provided that this power is limited to:

  . the allotment of equity securities in connection with a rights issue, open offer or otherwise in favor of ordinary shareholders where the equity securities have been offered to holders of ordinary shares as nearly in proportion to their then holdings of ordinary shares, provided that the directors may make such exclusion or other arrangements as they may deem necessary or expedient to deal with fractional entitlements, ordinary shares represented by depositary receipts or legal or practical problems under the laws of, or the requirements of, any recognized regulatory body or stock exchange in any territory; and

  . the allotment of equity securities for cash up to an aggregate nominal amount of (Pounds)354,515 otherwise than pursuant to the previous paragraph.


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

   This power expires on the earlier of fifteen months from the date of the resolution or the conclusion of the annual general meeting of Shire in 2000, except that Shire may before this expiration make an offer or agreement that would or might require equity securities to be allotted after the expiration and the directors may allot equity securities under the offer or agreement as if that power had not expired.

   The provisions of Section 89(1) of the Companies Act confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid in cash, other than by way of allotment to employees under an employees' share scheme as defined in Section 743 of the Companies Act. This section applies to the authorized but unissued share capital of Shire, to the extent not disapplied in accordance with Section 95 of the Companies Act.

Dividends

   Subject to the Companies Act and other applicable law, Shire may by ordinary resolution from time to time declare dividends to be paid to shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the board of directors. Except insofar as the rights attaching to, or the terms of issue of, any share in Shire otherwise provide, all dividends shall be apportioned and paid proportionately according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. The board of directors may from time to time and subject to the Companies Act and other applicable law also pay to the shareholders an amount of interim dividends that the board of directors considers to be justified by the profits of Shire available for distribution. The board may, if authorized by an ordinary resolution of Shire, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares instead of cash in respect of all or part of a dividend or dividends specified by the resolution. The value of the shares allotted will be calculated by reference to the average of the middle market quotations for a fully-paid share of Shire of that class derived from the Daily Official List of the London Stock Exchange for the five business days commencing on the day the ordinary shares are first quoted "ex" the relevant dividend. Final dividends are recommended by the board of directors following the end of the fiscal year to which they relate and are paid subject to approval by the shareholders at Shire's annual general meeting pursuant to an ordinary resolution. Any dividend unclaimed for a period of 12 years from the date such dividend is due for payment shall be forfeited and shall cease to remain owing by Shire.

   Where a person is, under the provisions as to the transmission of shares contained in the Articles of Association, entitled to become a shareholder, the board may at any time serve a notice on this person requiring him to elect either to be registered himself or to have a person nominated by him registered as a member. If the notice is not complied with within 60 days, the board may withhold payment of all dividends payable in respect of these shares until the requirements of the notice have been complied with. Where any person has an interest of 0.25% or more in the nominal value of shares of a particular class in Shire, the board may withhold dividends payable on shares held by this person if there has been a failure to provide Shire with information concerning interests on those shares required to be provided under the Articles of Association and the Companies Act until this failure has been remedied.

Rights in a Winding-Up

   Holders of ordinary shares are entitled to participate in any distribution of the balance of the assets on a winding-up, after provision for or payment of liabilities and creditors under the Insolvency Act 1986 and the Companies Act. On a winding-up, the liquidator may, with any sanction required by law divide among the shareholders the whole or any part of the assets of Shire in kind, whether they shall consist of property of the same kind or not, and, for that purpose, set those values as the liquidator determines fair upon any property to be divided and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

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

Shareholder Meetings

   An annual general meeting of shareholders must be held once each year within a period of not more than 15 months after the date of the last preceding annual general meeting. The board of directors may convene an extraordinary general meeting of shareholders at its discretion. General meetings may be held at the time and place as may be determined by the board of directors. An annual general meeting shall be convened on at least 21 days' written notice to shareholders entitled to receive notices. Most extraordinary general meetings may be convened on at least 14 days' written notice, but extraordinary general meetings at which it is proposed to pass special resolutions must be convened on at least 21 days' written notice. Two shareholders entitled to vote must be present in person or by proxy to constitute a quorum for all purposes at general meetings except that the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting.

Voting Rights

   Subject to any special rights, terms or restrictions as to voting upon which any shares may be issued or held and to any other provisions of the Articles of Association, every shareholder present in person at a general meeting shall have one vote on a show of hands, and on a poll every shareholder present in person or by proxy shall have one vote for every ordinary share of which he is the holder. No shareholder shall, unless otherwise authorized by the board of directors, be entitled to be present or vote at any general meeting of Shire or at any separate general meeting of the holders of any class of shares in Shire unless all calls or other sums presently payable by the shareholder in respect of shares in Shire have been paid. See also "--Disclosure of Interests" below. For a description of the method by which the ordinary shares held by the Depositary will be voted, see "Description of American Depositary Shares and American Depositary Receipts --Voting Rights."

   Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. A poll may be demanded by:

  .the chairman of the meeting;

  .not less than five shareholders present in person or by proxy entitled to vote at the meeting;

  . any shareholder or shareholders present in person or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at the meeting; or

  . any shareholder or shareholders present in person or by proxy holding shares conferring a right to attend and vote at the meeting on which shares there have been paid sums in the aggregate equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

   Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll. This includes holders of ADSs that are not registered holders of shares.

   Unless otherwise required by law or the Articles of Association, voting in a general meeting is by ordinary resolution. This category includes:

  .resolutions for the election of directors;

  .the approval of financial statements;

  .the declaration of final dividends;

  .the appointment of auditors;

  .the increase of authorized share capital; and

  .the grant of authority to issue shares.

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

   An ordinary resolution requires the affirmative vote of a majority of the votes of those who are eligible to vote and vote in person in the case of individuals or are represented by duly authorized representatives in the case of corporations. If a poll is demanded, the affirmative vote of shareholders who are present in person or by proxy in the case of individuals or are represented by duly authorized representatives in the case of corporations and who in the aggregate hold shares conferring a majority of the votes actually cast on the resolution is required. A special resolution or an extraordinary resolution requires the affirmative vote of not less than three-fourths of those who are eligible to vote and vote in person in the case of individuals or are represented by duly authorized representatives in the case of corporations. If a poll is demanded, the affirmative vote of shareholders who are present in person or by proxy in the case of individuals or are represented by duly authorized representatives in the case of corporations and who in the aggregate hold shares conferring three-fourths of the votes actually cast on the resolution is required. Examples of special resolutions include resolutions relating to matters concerning an alteration of Shire's Memorandum of Association or Articles of Association or a members' voluntary winding-up of Shire or the disapplication of statutory preemption rights in respect of the issuance of equity securities to be paid wholly in cash. An example of an extraordinary resolution is one which modifies the rights of any class of shares at a meeting of the holders of such class. The chairman of the meeting has a second or deciding vote in the case of a tied vote.

Authorization to Issue Shares; Preemptive Rights

   The Companies Act provides that the directors may be authorized by means of an ordinary resolution of the shareholders to issue up to the maximum number of ordinary shares designated in such resolution for a maximum period not exceeding five years, although generally in the case of companies whose shares are quoted on the Official List of the London Stock Exchange, these authorizations expire and are renewed at the same time as the disapplication of pre-emptive rights. See "--Share Capital" above. The Companies Act confers on shareholders, to the extent not disapplied and other than in respect of issuances under employee share plans, rights of pre-emption in respect of the issuance of equity securities that are or are to be paid for wholly in cash. These provisions may be disapplied by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years, although in the case of companies whose shares are quoted on the Official List of the London Stock Exchange, the disapplications do not generally last longer than 15 months from the date of the resolution or, if earlier, the date of the next annual general meeting. With respect to future issuances of ordinary shares or ADSs that are or are to be paid for wholly in cash and except to the extent already disapplied, shareholders will have to approve the disapplication of preemptive rights.

Variation of Rights

   If at any time the share capital of Shire is divided into different classes of shares, the rights attached to any class may be varied or abrogated, subject to the provisions of the Companies Act, in the manner as may be provided by those rights or, in the absence of such a provision, either with the written consent of the holders of at least three-fourths of the nominal amount of the issued shares of the class or with the sanction of any extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class but not otherwise. At every such separate meeting, the quorum shall be two persons present in person holding or representing by proxy at least one-third in nominal amount of the issued shares of the class or, at an adjourned meeting, any holder of the shares in question whether present in person or by proxy. The rights conferred upon the holders of any class of shares shall not, unless expressly attached to the terms of issuance of the shares, be determined to be altered by the creation or issuance of further shares ranking pari passu with those shares.

Alteration of Capital

   Subject to the provisions of the Companies Act and to any special rights previously conferred on the holders of any existing shares, any share may be issued with or have attached to it the rights and restrictions as Shire may determine by ordinary resolution or, if no resolution has been passed, as the board of directors may decide. Redeemable shares may be issued subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of existing shares.

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

   Shire may by ordinary resolution:

  .increase its share capital;

  . consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

  . subject to the provisions of the Companies Act, subdivide all or any of its shares into shares of a smaller nominal amount and decide that the shares resulting from the subdivision have among themselves a preference or other advantage or are subject to a restriction; and

  . cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its authorized share capital by the amount of the shares so canceled.

   Subject to the provisions of the Companies Act and the rights attached to existing shares, Shire may by special resolution reduce its authorized and issued share capital, any capital redemption reserve and any share premium account in any manner. Shire may also, subject to the requirements of the Companies Act and to the rights conferred on holders of any class of shares, purchase all or any of its own shares, including any redeemable shares.

Disclosure of Interests

   Section 198 of the Companies Act provides that a person, including a company and other legal entities, that acquires an interest of 3.0% or more of any class of shares, including through ADRs, comprising part of a company's issued share capital carrying the right to vote in all circumstances at a general meeting of such company is required to notify the company of its interest within two days following the day on which the notification obligation arises. After the 3.0% level is exceeded, similar notifications must be made in respect of increases or decreases taking the shareholding above or below a whole percentage figure. Interests held by some investment fund managers may be disregarded for the purposes of calculating the 3.0% threshold, but the disclosure obligation will still apply where those interests exceed 10% or more of any class of Shire's relevant share capital and to increases or decreases taking the shareholding above or below a whole percentage figure after that time.

   For purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares including an interest in any shares:

  .in which a spouse, or child or stepchild under the age of 18 is interested;

  .in which a corporate body is interested and either

   -- that corporate body or its directors are generally accustomed to act in accordance with that person's directions or instructions or

   -- that person controls one-third or more of the voting power of that corporate body; or

  . in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act. An agreement is a "concert party" agreement if:

   -- it provides for one or more parties to acquire interests in shares of a particular company,

   -- it imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests acquired under the agreement and

   -- any interest in Shire's shares is in fact acquired by any of the parties under the agreement.

   In addition, Section 212 of the Companies Act provides that a public company may by written notice require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's issued share capital carrying the right to vote in all circumstances at a general meeting of such company to confirm that fact or to indicate whether or not that is the case, and where such person holds or during the relevant time had held an interest in those shares, to give such further information as may be required relating to that interest and any other interest in the shares of which that person is aware.

   Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of the voting rights in respect of those shares, the taking up of rights in respect of those shares and, other than in liquidation, payments in respect of those shares.

   A person who fails to fulfill the obligation imposed by Sections 198 to 202 and 212 of the Companies Act described above is subject to criminal penalties.

Share Acquisitions

   The City Code on Takeovers and Mergers, issued and administered by the Panel on Takeovers and Mergers in London, is applicable to Shire because Shire is a public limited company incorporated and resident in England and Wales. The City Code is intended to operate principally to ensure fair and equal treatment of all shareholders in companies to which it applies. When persons hold or acquire certain percentages of voting rights of a U.K. public company such as Shire, these persons may be required, in certain circumstances, to make an offer to all shareholders of that company for its shares. For purposes of the City Code, the term persons includes all persons "acting in concert" as that term is defined in the City Code.

Transfer of Shares

   Any holder of ordinary shares may transfer all or any of those shares in the manner authorized by the Stock Transfer Act 1963. The instrument of transfer shall be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members of Shire in respect of it.

   The directors may, in their absolute discretion and without assigning any reason, refuse to register any transfer of shares unless:

  . it is in respect of a fully paid share; provided that where any nil paid or partly paid shares are admitted to the Official List of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in such shares taking place on an open and proper basis;

  . it is duly stamped, is lodged with Shire and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

  . it is in respect of only one class of shares;

  . it is in favor of not more than four transferees; and

  . it is in respect of a share on which Shire has no lien.

   Notwithstanding anything in the Articles to the contrary, any shares in Shire may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and converted from uncertificated form to certificated form in accordance with The Uncertificated Securities Regulations 1995 (SI 1995/3272) including any modification of and rules made under those provisions or any regulations in substitution for those provisions made under
Section 207 of the Companies Act 1989 for the time being in force and practices instituted by an operator of the relevant system. Any provision of the Articles shall not apply to any uncertificated shares to the extent that those provisions are inconsistent with:

  . the holding of shares in uncertificated form;

  . the transfer of title of shares by means of a relevant system; or

  . any provision of the regulations referred to in this paragraph.

Other Shares Information

   There are currently no U.K. foreign exchange controls on the payment of dividends on the ordinary shares or the conduct of Shire's operations. There are no restrictions under Shire's Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote Shire's ordinary shares. However, no shareholders are entitled to receive notices from Shire, including notices of shareholders' meetings, unless they have given an address in the U.K. to Shire to which those notices may be sent. Notwithstanding the foregoing, Shire provides information to the depositary, which in turn forwards that information to the holders of ADSs.

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES
                        AND AMERICAN DEPOSITARY RECEIPTS

American Depositary Shares and American Depositary Receipts

   Morgan Guaranty Trust Company of New York as depositary will issue the ADSs which you will be entitled to receive pursuant to the merger. Each ADS will represent ownership interest in three shares which we will deposit with the custodian under the deposit agreement among Shire, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by them directly to you. Your ADSs will be evidenced by what are known as American depositary receipts. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, you will receive periodic statements from the depositary showing your ownership interest in ADSs.

   The depositary's office is located at 60 Wall Street, New York, NY 10260.

   You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

   Because the depositary's nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are generally governed by New York law.

   The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this Prospectus-Proxy Statement forms a part. You may also copy the deposit agreement, which is located at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

 How will I receive dividends and other distributions on the Shares underlying my ADSs?

   The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent.

   Shire may make various types of distributions with respect to its securities. Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  . Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute such cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the U.S., and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. If the exchange rates fluctuate during a time when the depositary cannot convert the currency, you may lose some or all of the value of the distribution.

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  . Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

  . Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if Shire provides satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if Shire does not furnish such evidence, the depositary may

   .sell such rights if practicable and distribute the net proceeds as cash, or

   .allow such rights to lapse, whereupon ADR holders will receive nothing.

  Shire has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  . Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems fair and equitable or (ii) sell such securities or property and distribute any net proceeds in the same way it distributes cash.

   Any U.S. dollars will be distributed by checks drawn on a bank in the U.S. for whole dollars and cents. Fractional cents will be withheld without liability for interest and added to future cash distributions.

   The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing it, on behalf of the ADR holder as deposited securities.

   The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price. We cannot assure you that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

 How does the depositary issue ADSs?

   The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued pursuant to the merger, Shire will arrange to deposit such shares.

   Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

   The custodian will hold all deposited shares for the account of the depositary. This includes those shares being deposited by or on behalf of Shire in connection with the merger. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

   Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office. If ADRs are in book-entry

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form, a statement setting forth such ownership interest will be mailed to holders by the depositary. All of the ADSs issued outside of the merger will, unless specifically requested to the contrary, be part of the depositary's book-entry direct registration system and registered holders will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can always request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

 How do ADR holders cancel an ADS and obtain deposited securities?

   When you turn in your ADS at the depositary's office, it will, upon payment of certain applicable fees, charges and taxes, deliver at the custodian's office the underlying shares. At your risk, expense and request, the depositary may deliver at such other place as you may request.

   The depositary may only restrict the withdrawal of deposited securities in connection with:

  . temporary delays caused by closing transfer books of the depositary or Shire or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends,

  .the payment of fees, taxes and similar charges, or

  .compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

   This right of withdrawal may not be limited by any other provision of the agreement.

Voting Rights

 How do I vote?

   If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from Shire, the depositary will notify all of the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

   Because there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Fees and Expenses

 What fees and expenses will I be responsible for paying?

   ADR holders will be charged a fee for each issuance of ADSs after the initial issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs or any portion thereof issued or surrendered. ADR holders or persons depositing shares may also be charged the following expenses:

  .stock transfer or other taxes and other governmental charges;

  .cable, telex and facsimile transmission and delivery charges;

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  . transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  .expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

   Shire will pay all other charges and expenses of the depositary and any agent of the depositary pursuant to agreements from time to time between Shire and the depositary. However, Shire will not pay any charges and expenses of the custodian. The fees described above may be amended from time to time.

Payment of Taxes

   ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or
(2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or any withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

   If Shire takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities and (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of Shire, then the depositary may choose to:

       1) amend the form of ADR;

       2) distribute additional or amended ADRs;

       3) distribute cash, securities or other property it has received in connection with such actions;

       4) sell any securities or property received and distribute the proceeds as cash; or

       5) none of the above.

   If the depositary does not choose any of (1)--(4), any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

 How may the deposit agreement be amended?

   Shire may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges, other than taxes and other charges specifically payable by ADR holders under the deposit agreement, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs or ADSs after being so notified, such ADR holder is deemed to agree to such amendment. An amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

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   No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

 How may the deposit agreement be terminated?

   The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at Shire's request. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR Holders

 Limits on Shire's Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders and Holders of ADSs

   The deposit agreement expressly limits the obligations and liability of the depositary, Shire and its respective agents. Neither Shire nor the depositary will be liable:

  . if Shire or the depositary is prevented or hindered in performing any obligation by circumstances beyond its control, including, without limitation, requirements of law, rule, regulation, the terms of the deposited securities, and acts of God;

  .for exercising or failing to exercise discretion under the deposit agreement;

  .if Shire or the depositary performs its obligations without gross negligence or bad faith; or

  . for any action based on advice or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or other qualified person.

   Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. Shire and its agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in Shire's opinion may involve it in expense or liability, if indemnity satisfactory to it against all expense, including fees and disbursements of counsel, and liability be furnished as often as Shire requires.

   The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

   The depositary may own and deal in securities and in ADSs.

Requirements for Depositary Actions

   Shire, the depositary or the custodian may refuse to

  .issue, register or transfer an ADR or ADRs,

  .effect a split-up or combination of ADRs,

  .deliver distributions on any such ADRs, or

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  . unless the deposit agreement provides otherwise, permit the withdrawal of deposited securities, until the following conditions have been met:

   -- the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

   -- the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

   -- the holder has complied with such regulations as the depositary may establish under the deposit agreement.

   Unless the deposit agreement provides otherwise, the depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities if the register for ADRs or any deposited securities is closed or if the depositary or Shire decides any such action is advisable.

Pre-release of ADSs

   The depositary may also issue ADRs prior to the deposit with the custodian of shares or rights to receive shares. This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may pre-release ADSs only if:

  .the depositary has received collateral for the full market value of the pre-released ADRs; and

  .each recipient of pre-released ADRs agrees in writing that he or she

   -- owns the underlying shares,

   -- assigns all rights in such shares to the depositary,

   -- holds such shares for the account of the depositary and

   -- will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

   In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADRs. However, the depositary may change or disregard such limit from time to time under certain circumstances.

The Depositary

 Who is the depositary?

   Morgan Guaranty Trust Company of New York, a New York banking corporation, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the U.S. and around the world.

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       COMPARATIVE RIGHTS OF ROBERTS SHAREHOLDERS AND SHIRE SHAREHOLDERS

   As a result of the merger, Roberts shareholders will receive, at their option, either ADSs or ordinary shares of Shire, a public limited company incorporated under the laws of England and Wales. The following is a summary of the material differences between the current rights of Shire shareholders and Roberts shareholders under English law and the New Jersey Business Corporation Act, respectively, and under Roberts' Certificate of Incorporation and By-laws and Shire's Memorandum and Articles of Association. The following summary does not purport to be a complete description of the rights of shareholders of Shire and shareholders of Roberts under, and is qualified in its entirety by reference to, relevant English law, the New Jersey Business Corporation Act, Roberts' Certificate of Incorporation and By-laws and Shire's Memorandum or Articles of Association. For information as to where the governing instruments of Roberts and Shire may be obtained, see "Where You Can Find More Information."

Authorized Capital Stock

   The authorized capital stock of Roberts currently consists of 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of Class B Preferred Stock, $.01 par value per share.

   The authorized share capital of Shire currently consists of (Pounds)10,000,000 divided into 200,000,000 ordinary shares.

Shareholder Voting Rights

   Under the New Jersey Business Corporation Act, each outstanding share is entitled to one vote on each matter submitted to a vote at a shareholders meeting unless the certificate of incorporation provides otherwise. A majority of the shares present at a meeting or represented by proxy constitutes a quorum. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation. Roberts' Certificate of Incorporation does not provide for cumulative voting.

   Under English law, a shareholder entitled to vote at a shareholders' meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds; provided, however, that any group of five ordinary shareholders and any shareholder representing at least 10% of the voting rights of all the members having the right to vote at the meeting have the statutory right to demand a vote by a poll, which means that each ordinary shareholder would be entitled to one vote for each ordinary share held by the shareholder. The number and percentage of shareholders referred to in the preceding sentence may be set lower in a company's articles of association. Shire's Articles of Association do not allow a poll to be demanded by a lower number of shareholders or a shareholder holding a lower percentage of the ordinary shares than that designated under English law. Shire's Articles of Association specify that two members present in person or by proxy and entitled to vote shall be a quorum. Cumulative voting is not recognized under English law.

Special Meetings of Shareholders

   New Jersey law provides that a special meeting of shareholders may be called by the president or the board of directors, or by any shareholder, director or officer as may be provided in the bylaws. Roberts' By-laws provide that the Chairman of the Board, the board of directors and the President may call a special meeting. Upon application of the holder or holders of not less than ten
(10) percent of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, for good cause shown, may order that a special meeting be called.

   Under English law, an extraordinary general meeting of shareholders may be called by the board of directors or shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings. An ordinary resolution requires 14 days' clear notice, an extraordinary resolution requires 14 days' clear notice and a special resolution requires 21 days' clear notice. In addition, in the case of an

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annual general meeting, all the shareholders who are permitted to attend and vote may agree to a shorter notice period. In the case of an extraordinary general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares which can be voted at the meeting can agree to a shorter notice period. Extraordinary resolutions are relatively unusual and are confined to matters out of the ordinary course of business, such as a proposal to wind up the affairs of the company. Special resolutions generally involve proposals to:

  .change the name of the company;

  .alter its capital structure;

  .change or amend the rights of shareholders;

  .permit the company to issue new shares for cash without applying the shareholders' preemptive rights;

  .amend the company's objects or purpose clause in its memorandum of association;

  .amend the company's articles of association; or

  . carry out other matters for which the company's articles of association or the Companies Act prescribe that a special resolution is required.

All other proposals relating to the ordinary course of the company's business, such as the election of directors and transactions, such as mergers, acquisitions and dispositions, are the subject of an ordinary resolution.

Consent of Shareholders in Lieu of Meeting

   Under New Jersey law, except as otherwise provided by the corporation's certificate of incorporation, any action required or permitted to be taken at a shareholders meeting may be taken by written consent without a meeting, without prior written notice and without a vote. Except for the annual election of directors which requires the written consent to be unanimous, such action may be taken upon the written consent of the holders of the minimum number of votes that would be required to authorize the action at a meeting at which all shareholders entitled to vote were present and voting.

   Under English law, shareholders of a public company such as Shire are not permitted to pass resolutions by written consent.

Rights of Inspection

   Under New Jersey law, any shareholder may upon written request receive a copy of the corporation's balance sheet as at the end of the preceding fiscal year and its profit and loss and surplus statement for such fiscal year. In addition, New Jersey law grants the right to inspect and make extracts from a corporation's minutes of shareholder proceedings and its record of shareholders only for any proper purpose:

  .to shareholders of record for at least 6 months preceding the demand;

  . to holders of at least 5% of the outstanding shares of any class or series of the corporation's stock upon five days written demand; or

  .to shareholders upon receipt of court order.

   Except when closed under the provisions of the Companies Act, the register and index of names of shareholders of an English company may be inspected during business hours for free, by its shareholders, or for a fee by any other person. In both cases, the documents may be copied for a fee. The shareholders of an English public company may also inspect, without charge, during business hours minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and service contracts of the company's directors, if the contracts have an unexpired term of more than 12 months or require more than 12 months' notice to terminate. In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.

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   A Shire member, other than a director or officer, has no rights to inspect an accounting record or other document except if he is authorized by the board. The accounting records shall be kept at the office or at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers.

Amendment of Governing Instruments

   Generally, a New Jersey corporation's board of directors may approve, and its shareholders may adopt, one or more amendments to its certificate of incorporation upon the affirmative vote of the majority of the votes cast by the holders of shares entitled to vote thereon, unless a greater requirement is specified in the certificate of incorporation. Except for the two-thirds voting standard required for certain business combinations, Roberts' Certificate of Incorporation requires the affirmative vote of a majority of votes cast at a meeting at which a quorum is present. In some limited circumstances, however, the board of directors may make amendments to the certificate of incorporation without shareholder approval.

   New Jersey law provides that a board of directors has the power to make, alter and repeal a corporation's bylaws, unless such power is reserved to the corporation's shareholders in the corporation's certificate of incorporation, but bylaws made by the board of directors may be altered or repealed, and new bylaws may be made by the shareholders of a corporation. Roberts' By-laws provide for alteration or amendment of the corporation's By-laws by the board of directors or by shareholders.

   Under English law, shareholders have the power to amend the objects or purpose clause in a company's memorandum of association and any provisions of the company's articles of association by special resolution, subject to, in the case of amendments to the objects clause of the memorandum of association, the right of dissenting shareholders to apply to the courts to cancel the amendments. Under English law, the board of directors is not authorized to change the memorandum of association or the articles of association. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by extraordinary resolution of the classes affected in separate class meetings.

Certain Provisions Relating to Share Acquisition

   The New Jersey Business Corporation Act generally prevents a New Jersey corporation from entering into certain business combinations, including certain mergers, dispositions of assets or shares and recapitalizations, with an interested shareholder, unless:

  . the corporation's board of directors approved the business combination or transaction prior to the time the shareholder became an interested shareholder; or

  . after the expiration of five years from the time at which the shareholder became an interested shareholder, (i) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested shareholder or (ii) the business combination provides for the interested shareholder to pay a price calculated pursuant to a formula designed to ensure that all other shareholders receive at least the highest price per share to be paid by such interested shareholder.

   An interested shareholder is defined as any person or entity that is the beneficial owner of at least 10% of a corporation's voting stock or an affiliate or associate of the corporation who was the owner of 10% or more of the corporation's voting stock at any time in the preceding five years.

   In the case of a company listed on the London Stock Exchange, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates. In addition, takeovers of public companies, which are generally those listed on the London Stock Exchange, are regulated by the City Code, which is comprised of non-statutory rules unenforceable at law, and administered

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by the Takeover Panel, a body consisting of representatives of City of London financial and professional institutions which oversees the conduct of take-overs. The City Code provides that when any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him, represent 30% or more of the voting rights of a public company or any person, together with persons acting in concert with him, holds at least 30% but not more than 50% of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer for all of the equity shares of the company, whether voting or non-voting, and any class of voting non-equity shares of the company held by that person or any person acting in concert with him, for cash, or accompanied by a cash alternative, at not less than the highest price paid by the person or these persons for the relevant shares during the 12 months preceding the date of the offer.

Shareholder Rights Plan

   Roberts has entered into a Rights Agreement, dated as of December 16, 1996, between Roberts and Continental Stock Transfer & Trust Company, as Rights Agent, as amended, pursuant to which Roberts has issued rights to purchase its Class B--Series A Junior Participating Preferred Stock. Roberts has taken all action necessary to render the rights issued pursuant to the terms of the Rights Agreement inapplicable to the merger and the related agreements and transactions. In addition, Roberts has amended the Rights Agreement to change the threshold of share ownership from 15% to 10% in determining whether a Roberts shareholder shall be deemed an "Acquiring Person" under the Rights Agreement.

   Shire does not have a shareholder rights plan.

Dissenters' Rights

   Under New Jersey law, with certain exceptions, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, a merger or a consolidation to which the corporation is a party. Unless the certificate of incorporation provides otherwise, dissenters' rights do not apply to holders of shares of any class or series if (i) such class or series is listed on a national securities exchange or held of record by not less than 1,000 holders, or shareholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by not less than 1,000 shareholders, or (ii) no vote of the corporation's shareholders is required for effecting the proposed merger or consolidation. Roberts' Certificate of Incorporation does not alter the dissenters' rights provided for under New Jersey law.

   While English law does not generally provide for dissenters' rights, a shareholder may apply to a court for an order on the ground that the relevant company's affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its members generally or some part of its members or that any proposed act or omission of the company is or would be so prejudicial and the court may make such order as it thinks fit for giving relief in respect of the matters complained of. In addition, in the context of a takeover regulated by the City Code, where the person making the relevant acquisition has given notice to the holders of any shares to which the takeover relates that such person desires to acquire those shares, a holder may apply for an order from the court that the person making the acquisition shall not be bound and entitled to acquire those shares or ask the court to specify terms of acquisition different from those of the takeover.

Disclosure of Interests

   There is no requirement under New Jersey law relating to the disclosure of interests of shares held by a corporation's shareholders.

   The Companies Act provides that anyone who acquires an interest or becomes aware that he has acquired an interest in 3% or more of any class of shares of a public company's issued share capital carrying rights to vote at general shareholder meetings must notify that company in writing of his interest within two days. Thereafter, any increase or decrease of a whole percentage or decrease which reduces the interest to below 3% must be notified in writing to the company. In addition, the Companies Act provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company's issued voting share capital to confirm whether this is or is not the case, and if this is the case, to give further information that the company requires relating to his interest and any other interest in the company's shares of which he is aware. The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days. When a notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of the shares, the exercise of voting rights, the issue of further shares, and, other than in a liquidation, dividends and other payments. These restrictions may also void any agreement to transfer the shares.

   For the purpose of the above obligations, the interest of a person in shares means, subject to certain exceptions, any kind of interest in shares including interests in any shares:

  .in which his spouse, or his child or stepchild under the age of 18 is interested;

  . in which a corporate body is interested and either (i) that corporate body is or its directors are accustomed to act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or

  . in which another party is interested and the person and that other party are parties to an agreement which provides for one or more parties to it to acquire interest in shares of the company, which imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and pursuant to which any interest in the company's shares is in fact acquired by any of the parties. The holding of an ADR evidencing an ADS would generally constitute an interest in the underlying ordinary shares.

Sources and Payment of Dividends

   New Jersey law prohibits a corporation from making a distribution to its shareholders if, after giving effect to such distribution, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities.

   Subject to the prior rights of holders of preferred shares, an English company may pay dividends on its ordinary shares only out of its distributable profits, defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital, which includes share premiums, which are equal to the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares. Amounts credited to the share premium account, however, may be used to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings. In addition, under English law, Shire will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves. Subject to these limitations, the Shire board will have the power under the Shire memorandum and articles of association to pay cash dividends.

Classification of the Board of Directors

   New Jersey law permits but does not require the adoption of a classified board of directors with staggered terms under which a part of the board of directors is elected each year. Under New Jersey law, the authorization for a classified board of directors must be included in the corporation's certificate of incorporation or an amendment thereto. Additionally, the maximum term of each class of directors is five years. Neither the Roberts Certificate of Incorporation nor any amendment to the Certificate contains a provision for the adoption of a classified board of directors of Roberts. New Jersey law allows the board of directors, by resolution adopted by a majority of the entire board, to designate an executive committee or other committee or committees, each consisting of one or more members of the board, with the power and authority, to the extent permitted by law, to act on behalf of the entire board if the certificate or bylaws so provide. Roberts' By-laws authorize the designation of one or more committees that will have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, except as proscribed by statute.

   English law permits a company to provide for the classification of the board of directors with respect to the term of office that any director may hold. Shire's Articles do not provide for such classification of the Shire board of directors. Shire's Articles require that at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. If there are fewer than three directors who are subject to retirement by rotation, one shall retire from office. Subject to the Articles of Association, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. Although this tri-annual rotation is similar to a classified board, it is different in that any director who is one of the one-third of directors who have been longest in office since their last election or appointment at the time of the annual meeting will retire from office regardless of the actual year of such director's last appointment. A retiring director is eligible for re-election.

Removal of Directors

   In general, under New Jersey law, any or all of the directors of a corporation may be removed for cause, or, unless otherwise provided in the certificate of incorporation, without cause by the vote of a majority of the votes cast by the holders of the shares then entitled to vote at an election of directors; however, if the board of directors is classified, shareholders are not entitled to remove directors without cause. Roberts' By-laws state that any director or directors may be removed from office either with or without cause by the shareholders by a majority of votes cast at a meeting at which a quorum is present.

   Under the Companies Act, shareholders may remove a director without cause by ordinary resolution, irrespective of any provisions of the company's articles of association or service contract the director has with the company, provided that 28 days' clear notice of the resolution is given to the company. Under the Shire Articles of Association, Shire may by ordinary resolution remove a director before the expiration of his period of office and may by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

Vacancies on the Board of Directors

   Under New Jersey law, unless the certificate of incorporation or bylaws provide otherwise, a vacancy, however caused, and newly created directorships resulting from an increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining directors. In addition, any directorship not filled by the board may be filled by the shareholders at a shareholders meeting held for such purpose.

   Under English law, shareholders may by ordinary resolution, at a meeting at which any director retires, appoint a person to be a director to fill a vacancy or to become an additional director, subject to any maximum provided in the company's articles of association. Shire's Articles of Association state that there is no maximum number of directors. The board of directors has the power to appoint a director to serve until the next general meeting of the company, whereupon the director concerned is required to retire but will be eligible for election.

Shareholders' Suits

   Under New Jersey law, a shareholder may institute a lawsuit on behalf of the corporation. An individual shareholder also may commence a lawsuit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under New Jersey law have been met.

   While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, the Companies Act permits a shareholder whose name is on the register of shareholders of the company to apply for a court order when the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim, or when any act or omission of the company is or would be so prejudicial. A court has wide discretion in granting relief , and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

Indemnification; Liability of Directors

   New Jersey law contains a provision and limitation regarding officers' and directors' liability and regarding indemnification by a corporation of its officers, directors, and employees. New Jersey law permits a New Jersey corporation to include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director or officer to the corporation or its shareholders for monetary damages for breach of fiduciary duties as a director or officer. Roberts' Certificate of Incorporation limits the liability of the directors and officers of Roberts to the fullest extent permitted by law. However, New Jersey law prohibits the exculpation of liability of a director or officer for any breach of duty based upon an act or omission:

  .in breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

  .not in good faith or involving a knowing violation of law; or

  .resulting in receipt by such person of an improper personal benefit.

   Under New Jersey law, corporations are also permitted to indemnify directors, officers, employees and agents in certain circumstances and required to indemnify directors under certain circumstances. Roberts' By-laws provide that a director, officer, employee or agent shall, in general, be indemnified by the corporation if he has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, corporations must indemnify a director to the extent the director has been successful on the merits or otherwise. Under New Jersey law and Roberts' By-laws, Roberts may purchase insurance on behalf of any director, officer, employee or agent for expenses incurred in any proceeding and any liabilities asserted against that person, whether or not Roberts would have the power to indemnify such person.

   English law does not permit a company to indemnify a director or officer of the company, or any person employed by the company as an auditor, against any liability arising from negligence, default, breach of duty or breach of trust against the company, except that indemnification is allowed for liabilities incurred in proceedings in which judgment is entered in favor of the director or officer or the director or officer is acquitted, or the director or officer is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted. The Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against any liability arising from negligence, default, breach of duty or breach of trust against the company.

Preemptive Rights

   Under New Jersey law, shareholders have preemptive rights to purchase shares only if the certificate of incorporation so provides. Roberts' Certificate of Incorporation states that a holder of any shares of capital stock of Roberts shall have preemptive rights to subscribe or to purchase any issuances of capital stock of

Roberts only to the extent that, and on the terms and conditions upon which, the Roberts board expressly grants in a written agreement between such holder and Roberts. The Roberts board is given the authority to authorize the granting of such preemptive rights to any holders of its capital stock.

   Under English law, the issuance for cash of equity securities, being those which, with respect to dividends or capital, carry a right to participate beyond a specified amount, or rights to subscribe for or convert into equity securities must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

Rights of Purchase and Redemption

   New Jersey law prohibits a corporation from repurchasing or redeeming its shares if:

  . after giving effect to such repurchase or redemption, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities;

  .after giving effect to such repurchase or redemption, the corporation would have no equity outstanding;

  .the redemption or repurchase price exceeded that specified in the securities acquired; or

  . such repurchase or redemption is contrary to any restrictions contained in the corporation's certificate of incorporation.

   Roberts' Certificate of Incorporation does not contain any provision limiting the ability to repurchase or redeem shares.

   Under English law, a company may issue redeemable shares if authorized by its memorandum and articles of association, subject to any conditions stated therein. The Shire Memorandum and Articles of Association provide that shares may be issued on terms that they are to be redeemed or are liable to be redeemed. The Companies Act provides that, subject to some other of its provisions, a limited company having a share capital may, if authorized by its articles of association, purchase its own shares, including any redeemable shares. A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of distributable profits, or the proceeds of a new issue of shares made for the purpose of the repurchase or redemption. In the case of an open-market purchase by a company of its own shares, authority to make the market purchase must be given by an ordinary resolution of the company's shareholders. That authority may be general or for a specific transaction. A company may only make an off-market purchase of its own shares in pursuance of a contract authorized by a special resolution. The London Stock Exchange requires that where a company has issued shares which are listed on the London Stock Exchange and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass an extraordinary resolution approving any repurchase at a separate class meeting. The London Stock Exchange requires that purchases pursuant to a general authority of 15% or more of a company's share capital must be made through either a tender or partial offer to all shareholders, at a stated maximum or fixed price. Purchases pursuant to a general authority below the 15% threshold may be made through the open market other than by tender or partial offer, provided that the price is not more than 5% above the average of the middle market quotations taken from the daily official list of the London Stock Exchange for the five business days before the purchase date.

                             CERTAIN LEGAL MATTERS

   Certain legal matters relating to the ADSs will be passed upon by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, U.S. counsel for Shire. Certain U.K. legal matters, including the validity of the ordinary shares, will be passed upon by Slaughter and May, London, England, U.K. counsel for Shire. Milbank, Tweed, Hadley & McCloy LLP, U.S. special counsel for Roberts, will deliver its opinion to Roberts concerning the U.S. federal income tax consequences of the merger.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited Roberts' consolidated financial statements and schedule included in its annual report on Form 10-K/A for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this Prospectus-Proxy Statement and elsewhere in the registration statement. Roberts' financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The consolidated financial statements of Roberts Pharmaceutical Corporation appearing in Roberts Pharmaceutical Corporation's Annual Report (Form 10-K) for the years ended December 31, 1996 and December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their reports included in such financial statements and incorporated in this Prospectus-Proxy Statement by reference. Such financial statements referred to above are incorporated in this Prospectus-Proxy Statement by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

   The consolidated financial statements of Shire for each of the years ended June 30, 1996 and 1997, the six months ended December 31, 1997 and the year ended December 31, 1998, appearing in Shire's Form 20-F for the year ended December 31, 1998 and incorporated in this Prospectus-Proxy Statement by reference, have been audited and reported upon by Arthur Andersen, independent auditors. Such consolidated financial statements have been incorporated in this Prospectus-Proxy Statement by reference in reliance upon the reports of Arthur Andersen, and upon the authority of such firm as experts in auditing and accounting.

   The financial statements of Richwood Pharmaceutical Company Inc. for the years ended December 31, 1995 and 1996 incorporated in this Prospectus-Proxy Statement by reference have been audited by Ernst & Young LLP, independent auditors, as stated in their report in such financial statements, and are incorporated by reference in this Prospectus-Proxy Statement in reliance upon the report of such firm given their authority as experts in accounting and auditing.

   The financial statements incorporated in this Prospectus-Proxy Statement by reference to the Form 6-K dated August 26, 1999 of Pharmavene, Inc. for the year ended December 31, 1996 and the period from February 16, 1990 (inception) to December 31, 1996 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification Of Directors And Officers.

   Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of Shire is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

   Pursuant to Paragraph 141 of the Articles of Association of Shire, every person who was or is a director, alternate director or secretary of Shire shall be indemnified out of the assets of Shire for all costs, charges, losses and liabilities incurred in the proper execution of such person's duties or the proper exercise of such person's powers, authorities and discretions.

   Under Section 310 of the Companies Act, Shire may not indemnify an officer against any liability that by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Shire, except that, under Section 310(3) of the Companies Act, Shire is not prevented, inter alia, (a) from purchasing and maintaining for any such officer insurance against any such liability, or (b) from indemnifying an officer against any liability incurred by him in defending any proceedings (whether civil or criminal), in which judgment is given in his favor or he is acquitted, or in connection with any application in which relief is granted to him by the court in case of honest and reasonable conduct.

   Shire maintains an insurance policy for its directors and officers in respect of liabilities arising out of any act, error or omission while acting in their capacities as directors or officers.

Item 21. Exhibits and Financial Statements.

 (a) Exhibits

                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
    2.1      Agreement and Plan of Merger by and among Shire Pharmaceuticals
             Group plc ("Shire"), Ruby Acquisition Sub Inc. and Roberts
             Pharmaceutical Corporation dated as of July 26, 1999 (attached as
             Annex A to the Prospectus-Proxy Statement included in this
             Registration Statement)
   *3.1      Memorandum and Articles of Association of Shire
   *4.1      Form of Deposit Agreement among Shire, Morgan Guaranty Trust
             Company of New York and Holders from time to time of Shire's ADSs
   *4.2      Form of Ordinary Share certificate
   *4.3      Form of ADR certificate (included within Exhibit 4.1)
 ***5.1      Opinion of Slaughter and May as to certain Shire related matters
 ***8.1      Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding United
             States tax consequences of the merger
 *+10.1      Supply Agreement between Shire and Arenol Corporation dated
             January 1, 1996
 *+10.2      License Agreement between Shire and Nycomed Pharma AS dated
             January 14, 1987, as amended
  *10.3      License Agreement between Shire and Nycomed Pharma AS dated May
             25, 1992
 *+10.4      Agreement by and between Shire and Nycomed Pharma AS dated
             September 27, 1993
 *+10.5      Trademark License Agreement between Shire and Nycomed Pharma AS dated October 23, 1995
 *+10.6      License Agreement between Shire and Novartis Pharma A.G. dated as of August 31, 1995

 Exhibit No. Description
 ----------- -----------
  *+10.7     Agreement between Shire and MacFarlan Smith Limited dated June 16,
             1997
  *+10.8     Extraction Agreement between Shire and MacFarlan Smith Limited dated June 16, 1997
  *+10.9     License Agreement between Shire and Johnson Matthey plc dated
             February 2, 1996
  *+10.10    License Agreement between Shire, Johnson Matthey plc and Anormed
             Inc. dated as of December 15, 1997
  *+10.11    License Agreement between Shire and Johnson Matthey plc dated
             December 15, 1997
  *+10.12    License Agreement between Shire and Synaptech Inc. dated November
             30, 1995
  *+10.13    Agreement between Shire and Janssen Pharmaceutica N.V. dated
             November 30, 1995
  *+10.14    Global Co-Development, Know-how and Supply Agreement between Shire and Janssen Pharmaceutica N.V. dated November 30, 1995
  *+10.15    Patent License Agreement between Shire and Ernir Snorrason dated
             March 31, 1992, as amended
  *+10.16    Pharmaceutical Formulation License Agreement between Shire and
             Hyal Pharmaceutical Corporation dated as of March 1, 1995
  *+10.17    Sale and Assignment Agreement between Athena Neurosciences, Inc.,
             Elan, SLI and Shire dated December 23, 1997
  *+10.18    Development and License Agreement between Shire and NeuroSearch
             A/S dated February 5, 1998
   *10.19    Agreement and Plan of Merger among Shire and Pharmavene, Inc.
             dated as of February 24, 1997
   *10.20    Agreement and Plan of Merger among Shire and Richwood
             Pharmaceutical Company, Inc. dated as of August 1, 1997
   *10.21    SHL Scheme
   *10.22    SPC Scheme
   *10.23    Executive Scheme
   *10.24    Sharesave Scheme
   *10.25    Employee Stock Purchase Plan
 ***10.26    Asset Purchase Agreement among Shire, Shire Supplies U.S. LLC,
             Arenol Corporation, Richard Vorisek and Robert Jaeder dated as of
             March 5, 1999
  ++10.27    Amendment Agreement to Global Co-Development, Know-How and Supply
             Agreement between Shire and Janssen Pharmaceutica N.V. dated July
             22, 1999
  **10.28    Option Agreement by and between Roberts Pharmaceutical Corporation and Shire dated as of July 26, 1999
 ***10.29    Share Purchase Agreement among Fuisz International Limited, Fuisz
             Technologies Ltd. and Shire Holdings Europe Limited dated October
             22, 1999.
    21.1     List of subsidiaries
    23.1     Consent of Arthur Andersen Chartered Accountants
    23.2     Consent of Ernst & Young LLP
    23.3     Consent of PricewaterhouseCoopers LLP
    23.4     Consent of Ernst & Young LLP
    23.5     Consent of PricewaterhouseCoopers LLP
 ***23.6     Consent of Slaughter and May (included in Exhibit 5.1)
 ***23.7     Consent of Milbank, Tweed, Hadley & McCloy LLP (included in
             Exhibit 8.1)

 Exhibit No. Description
 ----------- -----------
    24.1     Power of Attorney as set forth on the signature page of this
             Registration Statement.
 ***99.1     Opinion of PaineWebber Incorporated (attached as Annex B to the
             Prospectus-Proxy Statement included in this Registration
             Statement)
 ***99.2     Opinion of Bear, Stearns & Co. Inc. (attached as Annex C to the
             Prospectus-Proxy Statement included in this Registration
             Statement)
    99.3     Consent of Ronald M. Nordmann
    99.4     Consent of Joseph E. Smith
    99.5     Consent of Zola P. Horovitz, Ph.D.
    99.6     Consent of John T. Spitznagel
 ***99.7     Consent of Robert A. Vukovich, Ph.D.

--------
* Incorporated by reference to the exhibits to Shire's Registration Statement on Form F-1 (No. 333-8394).

** Incorporated by reference to Shire's Form 6-K filed on July 26, 1999.

***  To be filed by amendment.

+ Portions of this document, for which Shire has been granted confidential treatment, have been redacted and filed separately with the Securities and Exchange Commission.

++ Subject of a confidentiality treatment request. Certain portions have been omitted which have been filed separately with the Securities and Exchange Commission.

Item 22. Undertakings.

   A. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     4. To file a post-effective amendment to this Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     5. That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     7. That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject of Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     8. To (i) respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     9. To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover,
England, on,     , 1999.

                                          Shire Pharmaceuticals Group plc

                                                     /s/ Rolf Stahel
                                          By: _________________________________
                                                        Rolf Stahel
                                                      Chief Executive

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Rolf Stahel, Stephen Stamp and Neil Harris, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendments thereto.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----

          /s/ Rolf Stahel            Chief Executive
____________________________________  (Principal executive
            Rolf Stahel               officer)


   /s/ Dr. James Henry Cavanaugh     Non-executive Chairman
____________________________________
     Dr. James Henry Cavanaugh


     /s/ Stephen Anthony Stamp       Group Finance Director
____________________________________  (Principal financial
       Stephen Anthony Stamp          officer and principal
                                      accounting officer)


       /s/ Dr. Wilson Totten         Director
____________________________________
         Dr. Wilson Totten


      /s/ Dr. Barry John Price       Director
____________________________________
        Dr. Barry John Price


      /s/ Dr. Bernard Canavan        Director
____________________________________
        Dr. Bernard Canavan


     /s/ William Alfred Nuerge       Authorized Representative in
____________________________________  the U.S.
       William Alfred Nuerge

                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
    2.1      Agreement and Plan of Merger by and among Shire Pharmaceuticals
             Group plc ("Shire"), Ruby Acquisition Sub Inc. and Roberts
             Pharmaceutical Corporation dated as of July 26, 1999 (attached as
             Annex A to the Prospectus-Proxy Statement included in this
             Registration Statement)
   *3.1      Memorandum and Articles of Association of Shire
   *4.1      Form of Deposit Agreement among Shire, Morgan Guaranty Trust
             Company of New York and Holders from time to time of Shire's ADSs
   *4.2      Form of Ordinary Share certificate
   *4.3      Form of ADR certificate (included within Exhibit 4.1)
 ***5.1      Opinion of Slaughter and May as to certain Shire related matters
 ***8.1      Opinion of Milbank, Tweed, Hadley & McCloy LLP regarding United
             States tax consequences of the merger
 *+10.1      Supply Agreement between Shire and Arenol Corporation dated
             January 1, 1996
 *+10.2      License Agreement between Shire and Nycomed Pharma AS dated
             January 14, 1987, as amended
  *10.3      License Agreement between Shire and Nycomed Pharma AS dated May
             25, 1992
 *+10.4      Agreement by and between Shire and Nycomed Pharma AS dated
             September 27, 1993
 *+10.5      Trademark License Agreement between Shire and Nycomed Pharma AS dated October 23, 1995
 *+10.6      License Agreement between Shire and Novartis Pharma A.G. dated as of August 31, 1995
 *+10.7      Agreement between Shire and MacFarlan Smith Limited dated June 16,
             1997
 *+10.8      Extraction Agreement between Shire and MacFarlan Smith Limited dated June 16, 1997
 *+10.9      License Agreement between Shire and Johnson Matthey plc dated
             February 2, 1996
 *+10.10     License Agreement between Shire, Johnson Matthey plc and Anormed
             Inc. dated as of December 15, 1997
 *+10.11     License Agreement between Shire and Johnson Matthey plc dated
             December 15, 1997
 *+10.12     License Agreement between Shire and Synaptech Inc. dated November
             30, 1995
 *+10.13     Agreement between Shire and Janssen Pharmaceutica N.V. dated
             November 30, 1995
 *+10.14     Global Co-Development, Know-how and Supply Agreement between Shire and Janssen Pharmaceutica N.V. dated November 30, 1995
 *+10.15     Patent License Agreement between Shire and Ernir Snorrason dated
             March 31, 1992, as amended
 *+10.16     Pharmaceutical Formulation License Agreement between Shire and
             Hyal Pharmaceutical Corporation dated as of March 1, 1995
 *+10.17     Sale and Assignment Agreement between Athena Neurosciences, Inc.,
             Elan, SLI and Shire dated December 23, 1997
 *+10.18     Development and License Agreement between Shire and NeuroSearch
             A/S dated February 5, 1998
  *10.19     Agreement and Plan of Merger among Shire and Pharmavene, Inc.
             dated as of February 24, 1997
  *10.20     Agreement and Plan of Merger among Shire and Richwood
             Pharmaceutical Company, Inc. dated as of August 1, 1997
  *10.21     SHL Scheme
  *10.22     SPC Scheme
  *10.23     Executive Scheme
  *10.24     Sharesave Scheme

 Exhibit No. Description
 ----------- -----------
   *10.25    Employee Stock Purchase Plan
 ***10.26    Asset Purchase Agreement among Shire, Shire Supplies U.S. LLC,
             Arenol Corporation, Richard Vorisek and Robert Jaeder dated as of
             March 5, 1999
  ++10.27    Amendment Agreement to Global Co-Development, Know-How and Supply
             Agreement between Shire and Janssen Pharmaceutica N.V. dated July
             22, 1999
  **10.28    Option Agreement by and between Roberts Pharmaceutical Corporation and Shire dated as of July 26, 1999
 ***10.29    Share Purchase Agreement among Fuisz International Limited, Fuisz
             Technologies Ltd. and Shire Holdings Europe Limited dated October
             22, 1999.
    21.1     List of subsidiaries
    23.1     Consent of Arthur Andersen Chartered Accountants
    23.2     Consent of Ernst & Young LLP
    23.3     Consent of PricewaterhouseCoopers LLP
    23.4     Consent of Ernst & Young LLP
    23.5     Consent of PricewaterhouseCoopers LLP
 ***23.6     Consent of Slaughter and May (included in Exhibit 5.1)
 ***23.7     Consent of Milbank, Tweed, Hadley & McCloy LLP (included in
             Exhibit 8.1)
    24.1     Power of Attorney as set forth on the signature page of this
             Registration Statement.
 ***99.1     Opinion of PaineWebber Incorporated (attached as Annex B to the
             Prospectus-Proxy Statement included in this Registration
             Statement)
 ***99.2     Opinion of Bear, Stearns & Co. Inc. (attached as Annex C to the
             Prospectus-Proxy Statement included in this Registration
             Statement)
    99.3     Consent of Ronald M. Nordmann
    99.4     Consent of Joseph E. Smith
    99.5     Consent of Zola P. Horovitz, Ph.D.
    99.6     Consent of John T. Spitznagel
 ***99.7     Consent of Robert A. Vukovich, Ph.D.

--------
* Incorporated by reference to the exhibits to Shire's Registration Statement on Form F-1 (No. 333-8394).

** Incorporated by reference to Shire's Form 6-K filed on July 26, 1999.

***  To be filed by amendment.

+ Portions of this document, for which Shire has been granted confidential treatment, have been redacted and filed separately with the Securities and Exchange Commission.

++ Subject of a confidentiality treatment request. Certain portions have been omitted which have been filed separately with the Securities and Exchange Commission.